Catalyst

WE'RE ON A ROLL

CATALYST PAPER | 2010 | ANNUAL REPORT



COMPANY PROFILE

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Our customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. Headquartered in Richmond, British Columbia, Canada, Catalyst's common shares trade on the Toronto Stock Exchange under the symbol CTL.

Table of contents

PRESIDENT'S MESSAGE



KEY FACTORS IMPACTING OUR BUSINESS IN 2010

> Foreign exchange

> Facility closure costs

> Pulp line restart

> Modest economic recovery

> New products and market initiatives

Following weak results in the first half, Catalyst took advantage of modest demand recovery and an improved global economy – to deliver earnings, cash flow and liquidity momentum in the latter half of 2010. We captured immediate sales opportunities, better pricing and market share, as we continued to position ourselves for long-term competitiveness.

While we're not ending the year where we ultimately need to be, a comparison of the first and second halves shows steady progress. Sales climbed quarter-over-quarter. Net earnings, operating earnings and EBITDA all shifted to positive in Q3 and Q4, with free cash flow becoming positive in Q3 and Q4.

The company's financial results in 2010 reflected the closure of two facilities – our Elk Falls paper mill and the Paper Recycling Division (PRD) – with $304.2 million in asset impairment, severance and other closure costs. Including this one-time cost, the company's total net loss was $396.9 million ($1.04 per common share) on sales of $1,228.6 million. This compared to a net loss of $4.4 million ($0.01 per common share) on sales of $1,223.5 million in 2009.

Before this and other specific items, the net loss was $87.0 million, compared to a net loss of $58.8 million in 2009. Earnings before interest, taxes, depreciation and amortization were $46.3 million, compared to $123.2 million in 2009. EBITDA before specific items was $71.6 million, compared to $141.1 million the year before.

A BETTER BUSINESS CLIMATE

On balance the business climate improved. But, we can't ignore the structural factors that persisted, undermining demand recovery. We were also challenged by the effect of the Canadian dollar, which hovered at near-par levels for much of the fourth quarter. Pulp prices reached record heights and justified the restart of our second pulp line at Crofton and a move back to full-capacity production. On the paper side, our sales team fought hard to secure improved share in key markets for our products. Stronger print advertising drove year-over-year improvement in North American demand of 1.8 per cent for

coated mechanical grades and 2.6 per cent for uncoated mechanical high-gloss and standard grades. We saw better supply-demand balance from Q2 onward though average benchmark prices were down year-over-year.

North American demand for commodity grades declined year-over-year with directory demand down 8.1 per cent and newsprint demand down 6.0 per cent. As a result, and consistent with our strategy to match production with orders, one paper machine at Crofton remained indefinitely idled. Improved newsprint exports contributed to a year-over-year increase in the west coast benchmark price.

Northern Bleached Softwood Kraft (NBSK) pulp demand was up in all markets, particularly in the wake of supply interruptions caused by the Chilean earthquake in February. Rapid price increases continued into the first half of the year, with the average China NBSK benchmark up 42 per cent from 2009.

EBITDA and EBITDA Before Specific Items
(in millions of dollars)



	2006	2007	2008	2009	**2010**
▪ EBITDA	188.2	37.8	177.9	123.2	**46.3**
▪ EBITDA BEFORE SPECIFIC ITEMS	188.2	127.5	208.0	141.1	**71.6**




PULLING ALL THE LEVERS

We improved our product and customer mix in 2010 with strong traction for Pacificote, our new coated four product launched in September. We also expanded our higher-value product range to include Electrabrite Book made at our Powell River mill, and Electrabrite 100% recycled, certified FSC Mix at our Snowflake mill. Our Sage environmentally friendly product offer has also generated strong interest with sustainability-focused accounts and key market segments.

Pacificote helped secure new business with major magazine publishers, while one of North America's most well-known retailers was among the customers who were quick to recognize the strong alignment between our Sage product line and their own sustainability principles. Similarly, we generated good sales momentum in our long-established products with significant volume commitments and improved prices in many of our key markets.

Our focus on cost control and timely financial management decisions continued. Fixed costs matched 2009 levels despite the restart of the second pulp line which required significant labour and maintenance spending. Savings were achieved through lower-cost benefit and pension plans for salaried employees, a smaller workforce, and lower property taxes.

The permanent closure of the Elk Falls paper mill and PRD are also expected to contribute to lower costs and overall competitiveness long-term. Elk Falls viability had been undercut by a weak commodity-grades outlook and uncompetitive manufacturing costs, while the PRD closure enabled us to focus all recycling operations and marketing around our Snowflake mill.

Liquidity at year-end was up $32 million from a year earlier, mainly due to a private placement of US$110 million of 11 per cent senior secured notes due December 2016. We also exchanged US$318.7 million in senior secured notes due June 2011 for a new 11 per cent issue due June 2016, and have since redeemed the remaining 2011 notes.

Operating Earnings (Loss)
(in millions of dollars)



	2006	2007	2008	2009	**2010**
	(18.9)	(138.6)	(138.9)	(40.8)	**(367.5)**

Sales
(in millions of dollars)



	2006	2007	2008	2009	**2010**
	1,855.0	1,721.5	1,866.7	1,223.5	**1,228.6**

2010 Total Geographic Sales Distribution
(% tonnes)



- UNITED STATES — 56
- CANADA — 12
- ASIA & AUSTRALASIA — 22
- LATIN AMERICA — 9
- EUROPE & OTHER — 1

2011 Production Capacity
(% tonnes)



- SPECIALTY PRINTING PAPERS — 52
- NEWSPRINT — 32
- PULP — 16

FOCUSING FORWARD

The outlook for 2011 is by and large unchanged from 2010. Paper demand is likely to stay steady, except in directory and newsprint, and prices are expected to continue to improve. Pulp markets are expected to remain strong through the first half, with Chinese demand being the key variable impacting the second half.

We intend to leverage operational achievements made in late 2010, which included an annual production record at Powell River, a quarterly record at Port Alberni, and other related improvements at other mills. Energy efficiency projects totaling $18 million and funded through the Canadian federal green transformation program will proceed at our Powell River and Port Alberni mills.

In a renewed spirit of continuous improvement, our collaboration with employees and operating communities will be firmly fixed on

making our business and each mill more competitive for the long haul. Improving safety results in 2011 will be a top priority as we concentrate all levels of our organization and management team on taking action to address this issue.

SHORT TERM OBJECTIVES

> Install world class safety practices to reduce lost time incidents by 50% over 2010

> Implement cross-company succession and workforce development plans

> Manage controllable costs to achieve EBITDA target and strengthen financial flexibility

> Develop new products for new markets and expand sales reach

> Achieve best quartile machine productivity and freight delivery targets

We've entered 2011 with a strong pace of sales wins and an efficient and quality-focused manufacturing operation backed by ongoing action to improve cash flows and liquidity. In short, we're on a roll – and we intend to maintain our momentum as we address the immediate challenges of our business and set the bar for excellence long-term in our very competitive industry.

Kevin J. Clarke
President and Chief Executive Officer
March 2, 2011

Net Earnings (Loss) Attributable to the Company
(in millions of dollars)



2006	2007	2008	2009	2010
(27.2)	(36.5)	(219.8)	(4.4)	**(396.9)**

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of Catalyst Paper Corporation (the "company", "we", "us", and "our") should be read in conjunction with our consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and the notes thereto, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States ("U.S."). Information on the impact of Canadian GAAP on our consolidated earnings and consolidated balance sheets is presented in note 33, *Reconciliation of United States and Canadian generally accepted accounting principles,* of our consolidated financial statements for the years ended December 31, 2010, 2009 and 2008. Additional information about the company, including our most recent Annual Information Form is available on our website at **www.catalystpaper.com**, or the Canadian Securities Administrators' electronic filing website at **www.sedar.com**.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, EBITDA, EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company's common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 13, *Non-GAAP measures*.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term "dollars" and the symbols "$" and "CDN$" refer to Canadian dollars and the term "U.S. dollars" and the symbol "US$" refer to United States dollars.

In this MD&A, the term "tonne" and the symbol "MT" refer to a metric tonne and the term "ton" or the symbol "ST" refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as at March 2, 2011, which is the date of filing in conjunction with our press release announcing our results for the fourth quarter of 2010 and 12 months ended December 31, 2010. Disclosure contained in this document is current to March 2, 2011, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 ("forward-looking statements"), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

> are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future

> can be identified by the use of words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "predicts", "estimates", "forecasts", and similar words or phrases or the negative of such words or phrases

> reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

  - our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance

  - our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times

  - our ability to successfully obtain cost savings from our cost reduction initiatives

  - our ability to implement business strategies and pursue opportunities

  - expected cost of goods sold

  - expected component supply costs and constraints

  - expected foreign exchange and tax rates

> while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in this MD&A. Certain of these risks are:

  - the impact of general economic conditions in the countries in which we do business

  - conditions in the capital markets and our ability to obtain financing and refinance existing debt

  - market conditions and demand for our products (including declines in advertising and circulation)

  - the implementation of trade restrictions in jurisdictions where our products are marketed

  - fluctuations in foreign exchange or interest rates

  - raw material prices (including wood fibre, chemicals and energy)

  - the effect of, or change in, environmental and other governmental regulations

  - uncertainty relating to labour relations

  - the availability of qualified personnel

  - legal proceedings

  - the effects of competition from domestic and foreign producers

  - the risk of natural disaster and other factors many of which are beyond our control

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Table of Contents

1 COMPANY PROFILE

We are the largest producer of mechanical printing papers in western North America. We also produce NBSK pulp which is marketed primarily in Asia. Our business is comprised of three business segments: specialty printing papers, newsprint, and pulp. Specialty printing papers include coated mechanical, uncoated mechanical, and directory paper. We are the only producer of coated mechanical paper and soft calendar ("SC") paper in western North America. We operate four paper mills, three of which are located in British Columbia ("B.C.") in Crofton, Port Alberni, and Powell River and one in Snowflake, Arizona, which produces 100% recycled-content paper. Our Crofton mill includes a two-line kraft pulp operation.

Our products are sold by our sales and marketing personnel in North America and through distributors and agents in other geographic markets. These products are shipped by a combination of rail, truck, and barge for customers located in North America and by break-bulk and deep-sea container vessels for customers located overseas.

SPECIALTY PRINTING PAPERS

Our largest business segment is specialty printing papers, which generated 57% of 2010 consolidated sales revenue; our papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers, and telephone directory publishers. In 2010, 89% of specialty printing papers sales volume was sold to customers in North America.

NEWSPRINT

Newsprint sales generated 25% of 2010 consolidated sales revenue. The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia, and Latin America. In 2010, 72% of newsprint sales volume was sold to customers in North America.

PULP

Pulp sales generated 18% of 2010 consolidated sales revenue. The pulp customer base is located primarily in Asia and includes producers of tissue, magazine papers, wood-free printing and writing papers, and certain specialty printing paper products. In 2010, 99% of pulp sales volume was sold to customers in Asia. The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility, which enables direct-from-mill shipments to international buyers.

2011 Product Applications

Segment	Specialty printing papers				Newsprint	Market pulp
	Uncoated mechanical					
Category	Soft-calendered	Machine-finished	Coated mechanical	Directory	Newsprint	NBSK pulp
Brand names	Electracal Electraprime	Electrabrite Electrabrite Lite Electrastar Electra Max	Electracote Electracote Brite Pacificote	Catalyst	Marathon	Crofton Kraft
Basis weight (g/m²)	45 – 52	45 – 74	47.3 – 74	29 – 40	43 – 48.8	n/a
Applications	retail inserts, magazines, catalogues, flyers, direct mail, directories	retail inserts, magazines, supplements, flyers, direct mail, books, corporate communication books/manuals	retail inserts, magazines, catalogues, direct mail	telephone books, catalogues	newspapers, retail inserts, flyers, supplements, directories	tissue, printing and writing papers, specialty paper products, containerboard
Total capacity (tonnes)	497,000 [1]		223,000	260,000 [1]	610,000 [1,2]	310,000 [3]
% of total capacity	26%		12%	14%	32%	16%

2011 Capacity by Mill Location and Product Line [1]

Mill location	Number of paper machines	Specialty printing papers [1]			Newsprint [1]	Market pulp	Total
		Uncoated mechanical	Coated mechanical	Directory	Newsprint	NBSK pulp	
Crofton, B.C. [2]	3	–	–	145,000	291,000	310,000 [3]	746,000
Port Alberni, B.C.	2	–	223,000	115,000	–	–	338,000
Powell River, B.C.	3	449,000	–	–	30,000	–	479,000
Snowflake, Arizona	2	48,000	–	–	289,000	–	337,000
Total capacity (tonnes)	10	497,000	223,000	260,000	610,000	310,000	1,900,000
% of total capacity		26%	12%	14%	32%	16%	100%

1   Capacities expressed in the above tables can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.

2   We have indefinitely curtailed the No. 1 paper machine at Crofton, removing the equivalent of 140,000 tonnes of newsprint production on an annualized basis. The capacity and number of machines noted in the above tables have not been adjusted to reflect this indefinite curtailment.

3   Total pulp capacity at Crofton is 370,000 tonnes, of which 310,000 tonnes are designated as market pulp with the remainder 60,000 tonnes being consumed internally.

Geographic Sales Distribution

Total Geographic Sales Distribution
(% tonnes)



- UNITED STATES
- CANADA
- ASIA & AUSTRALASIA
- LATIN AMERICA
- EUROPE & OTHER

Our products are sold on five continents. North America continues to be our principal market, comprising 68% of consolidated sales volume for 2010.

2 ANNUAL OVERVIEW – 2010

BUSINESS OVERVIEW

The global economic recovery resulted in increased print advertising during the year, helping drive higher paper demand and lower inventories for most paper grades. Increased demand and mill closures led to higher industry operating rates for 2010 and price increases throughout the year in most paper grades. Despite this improvement, we had to indefinitely curtail our Crofton No.1 paper machine and paper recycling facility in Coquitlam during Q1, and we announced the permanent closure of the idled Elk Falls mill and paper recycling facility on July 6, 2010 due to a combination of persistently weak newsprint markets and high costs. The closures resulted in impairment, severance, and closure costs of $304.2 million.

Pulp prices increased in the first half of the year to record levels after a major earthquake in Chile in February resulted in curtailment of 8% of global pulp capacity. In light of rapidly increasing pulp prices, we restarted the second line of pulp production at the Crofton pulp mill in Q2, which had been indefinitely idled since March 2009. We continued to focus on our strategies to improve our cost structure, develop new products, and conserve cash, as well as extend the majority of our debt due in 2011 to 2016. Following a weak first half, results improved in the second half of the year, and our operating earnings, net earnings, and cash flow improved despite a near-par Canadian dollar.

FINANCIAL PERFORMANCE

We recorded a net loss attributable to the company of $396.9 million and a net loss attributable to the company before specific items of $87.0 million in 2010. This compared to losses of $4.4 million and $58.8 million, respectively, in 2009. Significant specific items in 2010 included impairment and other closure costs related to the Elk Falls and paper recycling operations, restructuring costs, a foreign exchange gain on the translation of U.S. dollar denominated debt, note exchange costs, and an unfavourable tax adjustment. Significant specific items in the prior year included a foreign exchange gain on the translation of U.S. dollar denominated debt, restructuring costs, an impairment charge related to excess newsprint machine capacity, gain on cancellation of long-term debt, and an unfavourable tax adjustment.

Selected Annual Financial Information

(In millions of dollars, except where otherwise stated)	2010	2009 [1]	2008 [1]
Sales	$ 1,228.6	$ 1,223.5	$ 1,866.7
Operating earnings (loss)	(367.5)	(40.8)	(138.9)
Depreciation and amortization	119.3	146.6	165.8
EBITDA [2]	46.3	123.2	177.9
– before specific items [2]	71.6	141.1	208.0
Net earnings (loss) attributable to the company	(396.9)	(4.4)	(219.8)
– before specific items [2]	(87.0)	(58.8)	(25.6)
Total assets	1,696.2	2,090.8	2,390.3
Total long-term liabilities	1,094.2	1,120.9	1,238.5
EBITDA margin [2]	3.8%	10.1%	9.5%
– before specific items [2]	5.8%	11.5%	11.1%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)			
– basic and diluted	$ (1.04)	$ (0.01)	$ (0.65)
– before specific items	(0.23)	(0.15)	(0.08)
(In thousands of tonnes)			
Sales	1,634.9	1,494.9	2,189.5
Production	1,625.7	1,475.4	2,160.3
Common shares (millions)			
At period-end	381.8	381.8	381.8
Weighted average	381.8	381.8	336.1

1 Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2 Refer to section 13, *Non-GAAP measures*.

MARKET OVERVIEW

North American Paper Demand and NBSK Pulp Shipments
(in thousands of metric tonnes)
(Source: PPPC)



	2008				2009				2010			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
NEWSPRINT	2,100	1,964	1,868	1,833	1,418	1,395	1,431	1,522	**1,343**	**1,328**	**1,336**	**1,413**
COATED MECHANICAL	1,400	1,243	1,249	1,125	917	899	1,073	1,081	**990**	**960**	**1,075**	**1,016**
UNCOATED MECHANICAL*	1,327	1,292	1,302	1,167	1,006	1,036	1,110	1,121	**1,045**	**1,086**	**1,129**	**1,125**
LIGHTWEIGHT UNCOATED	230	226	237	222	170	171	200	181	**170**	**154**	**171**	**167**
NBSK PULP	3,126	3,035	2,889	2,668	2,574	2,768	2,751	2,751	**2,911**	**3,020**	**2,917**	**3,208**

* Uncoated mechanical is comprised of high-gloss and standard grades.

Market conditions for our products improved modestly in 2010. Paper prices were weak in the first half of the year but improved in the second half due to high operating rates caused by mill closures, curtailments and low inventories.

North American 2010 demand improved for coated mechanical, high-gloss and standard paper grades compared to the weak performance in 2009 as a result of improved retail print advertising. Newsprint and directory demand continued to fall due to declining circulation, ongoing conservation and continued migration to electronic media. Nonetheless, low inventories and industry capacity shuts caused operating rates to improve compared to 2009 and prices trended upward.

Global shipments of NBSK pulp increased as demand increased in all markets to offset pulp supply constraints caused by the massive earthquake in Chile in February, which impacted 8% of global pulp supply. The rapid increase in pulp prices seen in late 2009 continued during the first half of 2010 as low inventories combined with supply constraints kept markets extremely tight.

MATCHING PRODUCTION TO DEMAND

2010 Production Curtailment

(In thousands of tonnes)	Specialty printing papers[1]	Newsprint[2]	Pulp[3]	Total
Q1	39	129	31	199
Q2	38	128	7	173
Q3	–	35	–	35
Q4	–	35	–	35
Total	77	327	38	442

1 Market-related curtailment relates to Elk Falls machines.

2 Market-related curtailment comprised 187,000 tonnes of newsprint on Elk Falls machines and 140,000 tonnes on Crofton No. 1 paper machine which was curtailed throughout the year.

3 Market-related curtailment relates to second pulp production line at Crofton which was curtailed until late April 2010.

All three Elk Falls paper machines were curtailed and then permanently shutdown in September 2010 while the Crofton No. 1 paper machine was indefinitely curtailed on January 21, 2010 as a result of reduced customer demand and high operating costs. The second line of pulp at Crofton, which had been curtailed indefinitely since March 2009, was restarted in late April 2010, bringing the operation back to full capacity.

PERMANENT CLOSURE OF THE ELK FALLS MILL AND THE COQUITLAM PAPER RECYCLING FACILITY

In Q2 2010, we announced the permanent closure of our Elk Falls mill in Campbell River, B.C., and our Coquitlam paper recycling facility effective September 2010. We recorded a total charge of $304.2 million comprised of $294.5 million for asset impairment and closure costs and $9.7 million for related severances. The Elk Falls mill was closed in light of persistent weak markets for commodity paper grades combined with uncompetitive manufacturing costs, including labour, municipal taxes, fibre, and other input costs. The closure of our Elk Falls mill reduced our combined annual production capacity in 2011 to 1,900,000 tonnes of pulp and paper. The closure is expected to deliver annualized fixed-cost savings of approximately $13 million in 2011 with the balance of the savings to be realized as we dispose of the assets at these facilities.

RESTRUCTURING

The number of active employees at December 31 was as follows:

Number of Active Hourly and Salaried Employees [1]



	2008	2009	**2010**
	2,711	1,851	**1,803**

1   The number of active employees includes both hourly and salaried employees who are actively employed, and excludes approximately 54 employees who were on layoff as at December 31, 2010 (2009 – 572; 2008 – 141).

During the first quarter of 2010, we incurred $14.1 million in severance costs for approximately 300 employees. The majority of these employees were on layoff as at December 31, 2009 and were impacted by the extended curtailment of our Elk Falls paper operations and indefinite closure of the Crofton No. 1 paper machine and the paper recycling facility.

During the year, we implemented changes to salaried employee and retiree pension and benefit plans, including the cessation of benefits related to future service under the defined benefit pension plans and a reduction in the company-provided contribution rate under the defined contribution pension plans from 7% to 5%. We also changed the design of our extended health and other benefits plan, which now includes core coverage paid by the company with optional enhanced coverage, deductibles and dispensing fees paid by employees. A 50/50 cost-sharing arrangement was also introduced for the provincial medical services plan premiums. Furthermore, annual vacation entitlements were limited to five weeks per employee and supplemental vacation benefits have been eliminated on a prospective basis. These changes resulted in annualized savings of approximately $8 million.

PROPERTY TAX DISPUTE

We continue to pursue a fair and sustainable level of municipal property taxes for major industry in the B.C. communities in which we operate.

During 2010, our petitions for judicial review of 2009 property taxes in the four municipalities in which our B.C. paper mills are located (Campbell River, North Cowichan, Port Alberni and Powell River) were dismissed and we appealed those decisions to the B.C. Court of Appeal. After our appeal of the North Cowichan decision was dismissed, we abandoned the appeals of the other three decisions and paid all outstanding 2009 property taxes, penalties and interest. On October 28, 2010, the Supreme Court of Canada granted us leave to appeal the B.C. appeal court decision on the 2009 North Cowichan property taxes. The appeal to the Supreme Court of Canada is expected to be heard in October 2011.

We have also pursued remedies outside of the courts, and on April 9, 2010, entered into an agreement in principle with the City of Powell River ("City") to reduce the annual major industry property taxes we pay to $2.25 million per year for the next five years and to jointly seek arrangements that would enable a 20-year service agreement valued at $3.5 million over five years, under which we would treat the City's liquid waste using the Powell River mill's effluent system and burn the City's bio-solids in the mill's wood waste boiler.

In 2010 we paid the full $12.8 million of 2010 property taxes levied by three of the four B.C. municipalities where we have mills. We also paid municipal taxes of $1.5 million and provincial taxes of $0.9 million of the total $6.4 million of 2010 property taxes levied by the District of North Cowichan, pending the outcome of the appeal to the Supreme Court of Canada regarding the 2009 taxes. We filed a petition with the Supreme Court of B.C. on the 2010 property taxes levied by the District of North Cowichan. The amount of unpaid property taxes, together with interest and 10% penalty for late payment, was $4.4 million as of March 2, 2011. Our property tax expense and liability has been recorded based on the full amount of property taxes levied for 2010.

On June 14, 2010, we filed a petition with the B.C. Supreme Court on the Strathcona Regional District portion of the property taxes levied by the City of Campbell River for 2010 on the basis that an improper ratio was used in the calculation. The Court had found in our favour on this point in our appeal of the 2009 property taxes in the previous year but our petition respecting the 2010 calculation was dismissed on January 14, 2011.

CANADIAN DOLLAR

The chart below illustrates the movement of the US$/CDN$ average spot rate over the past three years:

US$/CDN$ Foreign Exchange Rates
(Average Spot Rate)



US$/CDN$ Exchange

	2008				2009				2010			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Average spot rate	0.996	0.990	0.961	0.825	0.803	0.857	0.911	0.947	0.961	0.973	0.962	0.987
Average effective rate	0.971	0.978	0.958	0.853	0.832	0.860	0.906	0.934	0.938	0.949	0.948	0.982
Period-end spot rate	0.973	0.982	0.944	0.817	0.794	0.860	0.933	0.956	0.985	0.943	0.971	1.005

The majority of our sales are denominated in U.S. dollars. During 2010, the Canadian dollar strengthened steadily against the U.S. dollar ending the year above par. The unfavourable movement in the average year-over-year spot rate was slightly offset by the favourable impact of our hedge positions, which helped lower our average effective exchange rate in 2010. Overall the US$/CDN$ exchange rate movements had a negative impact of $88.8 million on revenue and $49.0 million on EBITDA. The increase in the year-end spot rate resulted in an after-tax foreign exchange gain of $24.2 million on the translation of U.S. dollar denominated debt in 2010, compared to an after-tax foreign exchange gain of $64.0 million in 2009. We have a program in place to hedge a portion of our anticipated U.S. dollar sales, although, effective April 1, 2010, we no longer designate the positions as hedges for accounting purposes. At December 31, 2010, the notional principal of the foreign currency options and forward contracts was $321.0 million. Refer to our annual consolidated financial statements for the year ended December 31, 2010, note 26, *Financial instruments*, for additional details.

FINANCING, LIQUIDITY, AND CAPITAL ASSETS

We exchanged US$318.7 million of our 8.625% senior notes due June 2011 ("2011 Notes") for new senior secured notes of US$280.4 million at 11.0%, due December 2016, on March 10, 2010 and incurred $10.5 million in costs associated with the exchange, $8.3 million of which was recorded in 2010. We also purchased US$9.5 million of our 2011 Notes for US$8.9 million in September 2010. As at December 31, 2010, US$26.0 million of the 2011 Notes remain outstanding.

We closed the private placement of US$110.0 million of Class B, 11% senior secured notes due December 15, 2016, at an offering price of 86% of the principal amount on May 19, 2010. Net proceeds of $93.9 million, after issuance costs of $4.5 million, were for general corporate purposes.

At December 31, 2010, we had $189.4 million of liquidity available, comprised of $95.4 million in cash and $94.0 million of availability on our asset-based loan facility ("ABL Facility"). Refer to section 8, *Liquidity and capital resources,* for a discussion of our credit facility and liquidity.

Subsequent to year end, on February 11, 2011, we redeemed the remaining 2011 Notes at a redemption price of 100% of the principal, plus accrued interest.

BOARD AND EXECUTIVE CHANGES

Kevin J. Clarke was appointed President and Chief Executive Officer, effective June 21, 2010. Richard Garneau tendered in his resignation as President and Chief Executive Officer in January 2010 and left the company on May 31, 2010. Denis Jean, who held this position on an interim basis until Kevin J. Clarke's appointment, continues as a member of the Board of directors. During the year, four new members were appointed to the Board of directors and three members retired or resigned.

3 STRATEGY

Our objective is to return to profitability and maximize cash flows by expanding and optimizing our brands, markets, and customer base, and by focusing on reducing manufacturing costs in a socially responsible manner.

PERFORMANCE METRICS

The following performance drivers are key to achieving our strategic goals and creating value for our investors. Related performance indicators, 2010 key priorities and achievements are outlined below:

1) Financial Performance and Flexibility

Our success depends on adequate liquidity and continued ability to finance growth. Generating cash is critical for operations.

KEY PERFORMANCE INDICATORS:

> **EBITDA and EBITDA before specific items**
  Refer to section 13, *Non-GAAP measures*

> **Free cash flow**
  Refer to section 13, *Non-GAAP measures*

EBITDA and EBITDA Before Specific Items
(in millions of dollars)



	2008	2009	**2010**
■ EBITDA	177.9	123.2	**46.3**
■ EBITDA BEFORE SPECIFIC ITEMS	208.0	141.1	**71.6**

Free Cash Flow
(in millions of dollars)



	2008	2009	**2010**
	63.7	49.0	**(40.4)**

2010 KEY OBJECTIVES:

> Strengthen cash flows and liquidity

2010 ACHIEVEMENTS:

> Positive free cash flow of $18.1 million in the second half of the year compared to negative free cash flow of $58.5 million in the first half of the year. Free cash flow for the year was negative $40.4 million

> Total liquidity increased by $32.0 million in 2010 compared with 2009, largely due to net proceeds generated from the private placement of the Class B, 11% senior secured notes

> Completed the exchange of US$318.7 million of our 2011 Notes, for new senior secured notes of US$280.4 million due December 2016 and purchased and cancelled US$9.5 million notes due June 2011

> Held capital spending to $11.2 million, comprising $6.7 million for maintenance of business, compared to $11.5 million in 2009 and $41.9 million in 2008

2) Cost-competitive Manufacturing

Low manufacturing costs are key to being competitive in a cyclical business particularly with respect to furnish, energy, and labour. We continually examine all areas of our business for cost-reduction opportunities.

KEY PERFORMANCE INDICATOR:

> **Average delivered cash costs per tonne and average delivered cash costs per tonne before specific items**
> Further details on 2010 results are provided in section 4, *Consolidated results – annual,* section 5, *Segment results – annual,* and section 6, *Consolidated and segmented results – quarterly.*

Average Delivered Cash Costs per Tonne and Average Delivered Cash Costs per Tonne Before Specific Items
($/tonne)



	2008	2009	2010
■ AVERAGE DELIVERED CASH COSTS PER TONNE	771	736	**723**
■ AVERAGE DELIVERED CASH COSTS BEFORE SPECIFIC ITEMS PER TONNE	757	724	**708**

2010 KEY OBJECTIVES:

> Implement initiatives to reduce fixed costs and develop more flexible and efficient work practices

2010 ACHIEVEMENTS:

> Modified our salaried employee pension and benefit plans, and vacation entitlements to achieve annualized savings of $8 million in 2010

> Permanently closed Elk Falls mill and Coquitlam paper recycling facility to reduce $13 million in annualized fixed costs associated with maintaining these idled sites

> Took legal action on the municipal property tax issue and signed a joint agreement with the City of Powell River. For details, refer to the discussion "Property tax dispute" in section 2, *Annual overview 2010.*

> Reduced salary staffing levels by 35 positions

> Held fixed cost spending to 2009 levels despite the restart of the second pulp line, which required significant labour and maintenance spending

> Continued to meet with union leadership and employees at all sites to explore opportunities to reduce costs related to our collective agreements

3) Product Mix and Positioning

Developing higher value grades and penetrating new and existing markets aid in diversifying our product mix to maximize returns and manage fluctuation in demand.

KEY PERFORMANCE INDICATORS:

> **Average sales revenue per tonne**
> Further details on 2010 results are provided in section 4, *Consolidated results – annual,* section 5, *Segment results – annual,* and section 6, *Consolidated and segmented results – quarterly.*

> **Total sales tonnes**
> Further details on 2010 results are provided in section 4, *Consolidated results – annual,* section 5, *Segment results – annual,* and section 6, *Consolidated and segmented results – quarterly.*

Average Sales Revenue per Tonne - Consolidated
($/tonne)



	2008 [1]	2009 [1]	**2010**
■ CDN$	853	818	**751**
■ US$	800	719	**717**

Total Sales Tonnes
(tonnes 000s)



	2008	2009	**2010**
■ NEWSPRINT	602	488	**491**
■ SPECIALTIES	1,081	897	**867**
■ PULP	507	110	**277**

1   Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2010 KEY OBJECTIVES:

> Leverage mill performance and machine flexibility to move up the value curve with new products and market initiatives. Aggressively target current and new customers to support our product improvement program

2010 ACHIEVEMENTS:

> Launched Pacificote in Q3 2010 to over 20 new and existing customers, a high-value coated four grade for magazines and catalogues

> Introduced Sage, a line of environmentally friendly papers in Q4 2010. Sage products highlight our inherent strengths; Sage is manufactured carbon neutral and made with certified fibre

> Introduced Electrabrite Book in Q3 2010, a caliper-controlled paper for book publishers, and doubled our position in the educational book and mass market segments

> Launched Electrabrite 100% FSC in Q1 2010, a recycled hi-bright grade produced at our Snowflake mill

> Introduced E-Star Max in Q2 2010, an 84-bright uncoated mechanical grade for commercial printing

4) Production and Capacity Utilization

Maximize production rates and limit production downtime to improve per-unit cash costs and machine productivity through an asset reliability program, operator technical training, and reduced machine dry-end losses.

KEY PERFORMANCE INDICATOR:

> **Production volume**
> The main factors in production volume are days curtailed, machine efficiency and speed, and basis weight of our products. Details on 2010 results are provided in section 4, *Consolidated results – annual,* section 5, *Segment results – annual,* and section 6, *Consolidated and segmented results – quarterly.*

Production and production curtailment volumes in the three business segments in the years ended December 31 were as follows:

Production and Curtailment by Segment
(in thousands of tonnes)



	2008	2009	2010	PRODUCTION
	1060.1	890.6	**873.3**	◼ SPECIALTIES
	596.8	497.3	**479.0**	◼ NEWSPRINT
	503.4	87.5	**273.4**	◼ PULP
				CURTAILMENT
	31.1	185.4	**76.7**	◼ SPECIALTIES
	195.3	455.4	**327.5**	◼ NEWSPRINT
	134.7	239.5	**37.9**	◼ PULP

2010 KEY OBJECTIVES:

> Match production to customer orders and maintain inventories at appropriate levels

2010 ACHIEVEMENTS:

> Reduced paper finished goods inventory levels to 43,900 tonnes at December 31, 2010 compared to an average quarter-end paper inventory level of 54,100 tonnes in 2009 and 51,900 tonnes at the end of Q3 2010

> Returned our pulp production to full capacity given improved market conditions

> Achieved an annual production record for 2010 at our Powell River mill while other daily and monthly efficiency and production records were set during the year at other mills

> Permanently closed the Elk Falls mill and indefinitely curtailed the Crofton No.1 paper machine in response to weak newsprint demand and high costs. The closure is expected to generate annualized savings of $13 million

5) Corporate Social Responsibility

Corporate social responsibility is a core value. Sustainability is based on achieving an appropriate balance between commerce, society and conservation. In the context of persistent competitive and industry challenges, we are focused on strengthening relationships with employees and operating communities, improving workplace safety, and expanding supply-chain collaboration to further minimize environmental impacts.

KEY PERFORMANCE INDICATOR:

> **Safety**
Our first operating priority is the safety of our employees. Key metrics include the medical incident rate ("MIR"), which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency ("LTI"), which is the number of lost-time injuries per 200,000 hours worked.

Safety
(Per 200,000 hours worked)



	2008	2009	2010
■ MIR (TARGET 3.0)	4.49	4.23	**4.58**
■ LTI (TARGET 1.0)	2.23	2.06	**2.20**

2010 KEY OBJECTIVE:

> Improve the safety performance at all mills, with a target lost-time injury rate of 1.0 and medical incident rate of 3.0

2010 ACHIEVEMENTS:

> We did not achieve our 2010 targets. LTI was 2.20 and MIR was 4.58. Our best performing mills were stagnant at 2009 levels and others fell behind. Leadership changes at two of our mills in early 2011 combined with a broad-based, high-involvement, re-invigorated safety focus across all of the operations is expected to return us to an improving trend in 2011

KEY PERFORMANCE INDICATOR:

> **Greenhouse gas emissions**
  Greenhouse gas ("GHG") emission reductions are key to both stakeholders and regulators

Greenhouse Gas (GHGs)



	Snowflake			B.C. Mills		
	2008*	2009	**2010**	2008	2009	**2010**
■ GHGs	908	695	**898**	390	213	**204**
■ GHGs AS KG CO$_2$e/TONNE	2,264	2,996	**3,074**	182	153	**148**

* Includes amounts for 12 months ended December 31, 2008. Catalyst acquired Snowflake in April, 2008.

2010 KEY OBJECTIVE:

> Continue to minimize and reduce GHG emissions

2010 ACHIEVEMENTS:

> GHG emissions at our Snowflake mill were up 29% in 2010 from 2009 as a result of increased production. The intensity in 2010 at the Snowflake mill increased 3% over 2009 and the increase over 2008 reflects the closure of the corrugated paperboard machine

> GHG emissions at the Canadian mills were down 4% from 2009 and 48% from 2008 primarily as a result of the curtailment and permanent closure of the Elk Falls pulp mill in 2008 and Elk Falls paper mill and Coquitlam paper recycling operation in 2009

> Developed electricity-focused sustainable energy management plans for all Canadian mills, with co-funding from B.C. Hydro

> Launched our Sage line of environmentally preferred products

See section 20, *Outlook,* for details of our key priorities for 2011.

4 CONSOLIDATED RESULTS – ANNUAL

CONSOLIDATED RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

Sales

Sales increased marginally in 2010 as the favourable impact of higher pulp prices and shipments was offset by lower paper prices and the unfavourable impact of the stronger Canadian dollar.

The following table highlights the factors that affected our sales by segment:

Sales

(In millions of dollars)	Year ended December 31, 2010	2009	Total change	Increase (decrease) from 2009 as a result of Volume	Price[1]	Foreign exchange
Specialty printing papers	$ 700.1	$ 832.3	$ (132.2)	$ (26.8)	$ (59.4)	$ (46.0)
Newsprint	303.5	320.6	(17.1)	2.1	7.7	(26.9)
Total paper	1,003.6	1,152.9	(149.3)	(24.7)	(51.7)	(72.9)
Pulp	225.0	70.6	154.4	103.7	66.6	(15.9)
Total	$ 1,228.6	$ 1,223.5	$ 5.1	$ 79.0	$ 14.9	$ (88.8)

1   Price is inclusive of sales mix.

EBITDA and EBITDA Before Specific Items

The following table provides variances between periods for EBITDA and EBITDA before specific items:

(In millions of dollars)	EBITDA[1]	EBITDA before specific items[1]
2009	$ **123.2**	$ **141.1**
Paper prices	(51.7)	(51.7)
Pulp prices	66.6	66.6
Impact of Canadian dollar on sales, inclusive of hedging[2]	(88.8)	(88.8)
Volume and mix	15.1	15.1
Furnish mix and costs	(15.3)	(15.3)
Selling, general and administrative costs	1.5	1.5
Restructuring costs	(7.4)	–
Other, net	3.1	3.1
2010	$ **46.3**	$ **71.6**

1   Refer to section 13, *Non-GAAP measures,* for further details.

2   Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $49 million.

Operating Earnings (Loss)

Operating loss increased by $326.7 million due mainly to the asset impairment and closure costs charge of $294.5 million in the current year compared to $17.4 million in the prior year and lower EBITDA of $76.9 million in 2010. This was partially offset by lower depreciation and amortization expense of $27.3 million primarily related to the closure of Elk Falls mill and Coquitlam paper recycling operations.

Net Earnings (Loss) Attributable to the Company

Net loss attributable to the company deteriorated by $392.5 million. This was primarily due to lower after-tax operating earnings driven by impairment. Other negative factors included lower after-tax gain on translation of U.S. dollar denominated debt of $39.8 million, higher after-tax interest expense of $5.5 million, and a $0.5 million after-tax gain on cancellation of long-term debt compared to an after-tax gain of $26.1 million in 2009.

The following table reconciles 2010 net earnings (loss) attributable to the company to 2009:

(In millions of dollars)	Pre-tax	After-tax
2009 net earnings (loss) attributable to the company	$ (32.0)	$ (4.4)
Lower EBITDA before specific items	(69.5)	(45.1)
Higher restructuring costs	(7.4)	(8.8)
Lower depreciation and amortization expense	27.3	13.1
Higher impairment charge in 2010	(277.1)	(278.3)
Change in foreign exchange gain (loss) on long-term debt	(47.7)	(39.8)
Gain on cancellation of long-term debt in 2010	(30.1)	(25.6)
Lower other expense, net	25.9	18.0
Higher interest expense	(2.7)	(5.5)
Lower income tax recovery	–	(20.6)
Change in net earnings (loss) attributable to non-controlling interest	0.1	0.1
2010 net earnings (loss) attributable to the company	$ (413.2)	$ (396.9)

5 SEGMENTED RESULTS – ANNUAL

Specialty Printing Papers

(In millions of dollars, except where otherwise stated)	2010	2009 [1]	2008 [1]
Sales	$ 700.1	$ 832.3	$ 1,011.9
Operating earnings (loss)	(147.5)	41.1	39.5
Depreciation and amortization	79.6	93.8	100.6
EBITDA [2]	36.5	134.9	152.0
– before specific items [2]	44.7	146.6	162.6
EBITDA margin [2]	5.2%	16.2%	15.0%
– before specific items [2]	6.4%	17.6%	16.1%
(In thousands of tonnes)			
Sales	867.0	896.5	1,080.8
Production	873.3	890.6	1,060.1

1 Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2 Refer to section 13, *Non-GAAP measures*.

Specialty Printing Papers Benchmark Price Trends
Average delivered to U.S. benchmark transaction price (US$/short ton)
(Source: RISI)



	2006				2007				2008				2009				**2010**			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
■ LIGHTWEIGHT COATED PAPER, 40 LB.																				
	873	852	820	798	767	748	782	848	910	965	988	975	897	817	763	757	**742**	**755**	**805**	**858**
▲ SC-A, 35 LB.																				
	780	785	800	787	752	745	745	770	815	850	895	902	877	803	763	750	**732**	**743**	**780**	**805**
● TELEPHONE DIRECTORY PAPER, 22.1 LB.																				
	715	720	725	725	740	740	740	740	745	745	755	755	800	770	740	720	**660**	**660**	**680**	**680**

Segment Overview

Year-over-year, North American demand for coated mechanical grades increased 1.8% in 2010 due in part to flat magazine ad page counts and a 4.8% increase in the number of catalogues mailed. Improved demand and operating rates, and lower inventories resulted in better prices starting in Q2 and this continued for the remainder of the year; however, the average LWC benchmark price dropped 2.2% to US$790 per ton in 2010 from US$808 per ton in 2009.

North American uncoated mechanical demand (high-gloss and standard grades) increased 2.6% in 2010 as circulation and page counts for retail inserts rebounded with the improved economy. Higher print advertising spending led to an increase of 1.8% and 3.5% in demand for high-gloss grades and standard grades, respectively, in 2010 from 2009 levels. Prices bottomed in Q1 and improved for the remainder of the year; however, the average 2010 soft-calendered A grade ("SC-A") benchmark price was 4.1% lower than the previous year.

After reaching a low in Q1, prices for coated mechanical and uncoated soft-calendered grades recovered and price increases of US$30, US$60, and US$60 per short ton effective April 1, June 1, and September 15, 2010, respectively, were announced. Coated mechanical price increases were largely implemented during the year with the exception of some contract business, while uncoated soft-calendered grade price increases were partially implemented during the year in large part due to a higher percentage of contract business, which was protected from a portion of these price increases. A price increase of US$50 per short ton was announced for Electrastar and Electrastar Max superbrite grades effective May 15, 2010 and US$40 per short ton was announced for Electrabrite effective June 1, 2010. These increases were fully implemented.

North American directory demand decreased 8.1% in 2010 from the prior year, primarily as a result of lower advertising by small and medium businesses, ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed directory books to the Internet. Annual contract prices for 2010 were significantly lower compared to 2009; however, improved operating rates, lower inventory levels, and higher newsprint prices led us to announce a price increase of US$70 per short ton for all directory grades not under contract in July 2010. The spot increase was largely implemented in the third quarter. The average directory benchmark price for 2010 was 11.6% lower than for 2009.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

Specialty Printing Papers Trend



	2008				2009				2010			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
	872	889	939	1042	1041	958	882	848	**795**	**791**	**824**	**817**
	822	784	767	803	794	836	724	757	**790**	**781**	**736**	**758**
	781	782	766	806	784	791	726	755	**767**	**765**	**735**	**758**
	–	–	1%	10%	13%	19%	18%	14%	**14%**	**14%**	–	–

■ AVERAGE SALES REVENUE

▲ AVERAGE DELIVERED CASH COSTS*

● AVERAGE DELIVERED CASH COSTS BEFORE SPECIFIC ITEMS*

▫ CURTAILMENT % OF CAPACITY

* Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2010 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below:

Product Sales Distribution
(% tonnes)



■ UNCOATED
■ DIRECTORY
■ COATED

The 2010 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below:

Geographic Sales Distribution
(% tonnes)



■ UNITED STATES
■ CANADA
■ LATIN AMERICA
■ ASIA & AUSTRALASIA

> Sales volume decreased by 29,500 tonnes due to lower directory sales volumes, partly offset by higher uncoated and coated sales volumes.

> Average sales revenue decreased $121 per tonne, reflecting lower average transaction prices and the negative impact of the stronger Canadian dollar.

> Average delivered cash costs decreased $11 per tonne mostly due to lower labour and salaries, property taxes, and general and administrative expenses. These were partly offset by higher furnish costs. Before the impact of specific items, average delivered cash costs were $756 per tonne in 2010, an improvement of $7 per tonne from the previous year. Refer to section 13, *Non-GAAP measures*, for details on average delivered cash costs before specific items.

Newsprint

(In millions of dollars, except where otherwise stated)	2010	2009 [1]	2008 [1]
Sales	$ 303.5	$ 320.6	$ 465.8
Operating earnings (loss)	(243.7)	(70.3)	6.0
Depreciation and amortization	25.4	44.5	37.3
EBITDA [2]	(28.2)	(8.4)	45.7
– before specific items [2]	(12.1)	(5.4)	49.8
EBITDA margin [2]	(9.3%)	(2.6%)	9.8%
– before specific items [2]	(4.0%)	(1.7%)	10.7%
(In thousands of tonnes)			
Sales	491.3	488.2	601.8
Production	479.0	497.3	596.8

1   Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2   Refer to section 13, *Non-GAAP measures*.

Standard Newsprint
Average delivered to U.S. West Coast benchmark transaction price (US$/tonne)
(Source: RISI)



Segment Overview

North American newsprint demand declined 6.0% in 2010, although the decrease was not as pronounced as 2009, due to weak advertising, declining circulation, and ongoing newsprint conservation measures by publishers. U.S. consumption was down 8.7% while Canadian demand was up 1.2%. 2010 export shipments from North American producers increased significantly, up 44% compared to 2009. These increased exports propelled North American producer shipments higher by 5.9% versus 2009. Higher producer shipments coupled with industry curtailments and closures led to higher operating rates and an upward trend in pricing. We announced a number of price increases throughout the year, including US$25, US$25, and US$40 per tonne for the months of May, June, and September 2010, respectively, which were largely implemented. The average West Coast newsprint benchmark for 2010 increased to US$579 per tonne up 6.1% compared to 2009.

Our Crofton No. 1 paper machine, which was curtailed in January 2010, remained indefinitely curtailed throughout the remainder of the year resulting in 140,000 tonnes of curtailment on an annualized basis or 23% of our 2011 newsprint capacity.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

Newsprint Trends



	2008				2009				**2010**			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
	613	670	726	741	692	564	442	485	**530**	**565**	**596**	**623**
	656	698	795	891	844	662	542	563	**564**	**594**	**652**	**662**
	717	675	673	742	684	741	615	643	**713**	**709**	**627**	**652**
	672	672	673	742	678	726	614	641	**644**	**648**	**626**	**652**
	17%	16%	18%	31%	46%	50%	48%	47%	**52%**	**52%**	**14%**	**14%**

■ 48.8 GSM, U.S. DELIVERY RISI BENCHMARK (US$)

▲ AVERAGE SALES REVENUE

● AVERAGE DELIVERED CASH COSTS*

— AVERAGE DELIVERED CASH COSTS BEFORE SPECIFIC ITEMS*

▬ CURTAILMENT % OF CAPACITY

* Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The 2010 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below:

Geographic Sales Distribution
(% tonnes)



■ UNITED STATES

■ CANADA

■ LATIN AMERICA

■ ASIA & AUSTRALASIA

> Sales volume increased marginally as higher sales from Snowflake offset lower sales volume from our B.C. operations due to the higher curtailment related to the Crofton No. 1 paper machine and the Elk Falls No. 5 paper machine in 2010 compared to 2009.

> Average sales revenue decreased $39 per tonne as higher transaction prices were more than offset by the negative impact of the stronger Canadian dollar.

> Average delivered cash costs were at the same level for 2010 and 2009 as higher restructuring costs offset lower labour and salaries in 2010. Before the impact of specific items, average delivered cash costs decreased $25 per tonne, largely due to lower labour and salaries. Refer to section 13, *Non-GAAP measures*, for details on average delivered cash costs before specific items.

Pulp

(In millions of dollars, except where otherwise stated)	2010	2009 [1]	2008 [1]
Sales	$ 225.0	$ 70.6	$ 389.0
Operating earnings (loss)	23.7	(11.6)	(184.4)
Depreciation and amortization	14.3	8.3	27.9
EBITDA [2]	38.0	(3.3)	(19.8)
– before specific items [2]	39.0	(0.1)	(4.4)
EBITDA margin [2]	16.9%	(4.7%)	(5.1%)
– before specific items [2]	17.3%	(0.1%)	(1.1%)
(In thousands of tonnes)			
Sales	276.6	110.2	506.9
Production	273.4	87.5	503.4

1   Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2   Refer to section 13, *Non-GAAP measures*.

Northern Bleached Softwood Kraft Price Trend
Average delivered to China benchmark transaction price (US$/tonne)
(Source: RISI)



Segment Overview

Global shipments of NBSK pulp grew 11.1% in 2010 compared to 2009 as demand increased from all markets to offset pulp constraints caused by the massive earthquake in Chile in February, which impacted 8% of global pulp supply. Strong demand, low inventories and constrained supply led us to restart the second line at the Crofton pulp mill in late April 2010. The rapid increase in pulp prices seen in late 2009 continued in the first half of 2010 and we announced price increases of US$20, US$30, US$30, US$90, and US$20 per tonne in January, February, March, April and June, respectively. Prices in China peaked in June at US$890 per tonne, at which point demand from China retrenched, causing prices to fall. The average China NBSK benchmark price for 2010 was US$821 per tonne, up 42% from US$579 per tonne in 2009.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

Pulp Trends



	2008				2009				**2010**			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
	757	750	710	517	487	530	607	690	**750**	**863**	**840**	**830**
	760	774	787	741	632	588	N/A	673	**723**	**844**	**878**	**791**
	746	758	844	911	665	643	N/A	628	**706**	**684**	**708**	**620**
	746	756	751	887	640	596	N/A	609	**690**	**684**	**707**	**620**
	25%	20%	28%	79%	38%	100%	100%	38%	**36%**	**8%**	–	–

■ NBSK, CHINA DELIVERY RISI BENCHMARK (US$)

▲ AVERAGE SALES REVENUE

● AVERAGE DELIVERED CASH COSTS*

— AVERAGE DELIVERED CASH COSTS BEFORE SPECIFIC ITEMS*

▬ CURTAILMENT % OF CAPACITY

* Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

The primary market for our market pulp is Asia. The 2010 pulp geographic sales distribution, based on sales volume, is depicted in the chart below:

Geographic Sales Distribution
(% tonnes)



█ ASIA & AUSTRALASIA
█ EUROPE & OTHER

> Sales volume increased by 166,400 tonnes due to lower levels of curtailment in 2010 compared to 2009.

> Average sales revenue increased by $172 per tonne due to higher average transaction prices and lower sales allowances, offset in part by the negative impact of the stronger Canadian dollar.

> Average delivered cash costs period-over-period increased $8 per tonne but are not comparable as there was no production in Q2 and Q3 2009. The 2009 average delivered cash costs were also favourably impacted by the adjustments to the write-downs of raw materials inventory in 2009. Before specific items, average delivered cash costs were $672 per tonne, an increase of $33 per tonne from the previous year. Refer to section 13, *Non-GAAP measures,* for details on average delivered cash costs before specific items.

> Significantly increased our customer reach, remaining primarily focused on Asia, but with a far more diversified customer base.

6 CONSOLIDATED AND SEGMENTED RESULTS – QUARTERLY

Selected Quarterly Financial Information

(In millions of dollars, except where otherwise stated)	2010 Total	Q4	Q3	Q2	Q1	2009 [1] Total	Q4	Q3	Q2	Q1
Sales	$1,228.6	$ 333.6	$ 322.3	$ 299.4	$ 273.3	$1,223.5	$ 295.0	$ 266.9	$ 300.7	$ 360.9
Operating earnings (loss)	(367.5)	0.2	5.1	(323.9)	(48.9)	(40.8)	(41.1)	(10.0)	(21.5)	31.8
Depreciation and amortization	119.3	27.2	28.2	31.2	32.7	146.6	37.8	35.9	35.8	37.1
EBITDA [2]	46.3	28.7	34.2	(0.4)	(16.2)	123.2	14.1	25.9	14.3	68.9
– before specific items [2]	71.6	28.7	34.5	10.5	(2.1)	141.1	15.5	25.9	26.6	73.1
Net earnings (loss) attributable to the company	(396.9)	9.6	6.0	(368.4)	(44.1)	(4.4)	(35.8)	13.2	(1.9)	20.1
– before specific items [2]	(87.0)	4.1	(9.6)	(43.9)	(37.6)	(58.8)	(21.8)	(19.8)	(25.6)	8.4
EBITDA margin [2]	3.8%	8.6%	10.6%	(0.1%)	(5.9%)	10.1%	4.8%	9.7%	4.8%	19.1%
– before specific items [2]	5.8%	8.6%	10.7%	3.5%	(0.8%)	11.5%	5.3%	9.7%	8.8%	20.3%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)										
– basic and diluted	$ (1.04)	$ 0.02	$ 0.02	$ (0.96)	$ (0.12)	$ (0.01)	$ (0.09)	$ 0.03	$ (0.01)	$ 0.06
– before specific items [2]	(0.23)	0.01	(0.03)	(0.11)	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02
(In thousands of tonnes)										
Sales (000 tonnes)										
Specialty printing papers	867.0	231.3	220.6	208.9	206.2	896.5	239.0	232.9	215.6	209.0
Newsprint	491.3	122.8	122.3	123.1	123.1	488.2	118.3	113.5	131.0	125.4
Total paper	1,358.3	354.1	342.9	332.0	329.3	1,384.7	357.3	346.4	346.6	334.4
Pulp	276.6	80.0	69.2	72.5	54.9	110.2	38.4	–	12.3	59.5
Total sales	1,634.9	434.1	412.1	404.5	384.2	1,494.9	395.7	346.4	358.9	393.9
Production (000 tonnes)										
Specialty printing papers	873.3	225.4	226.6	209.1	212.2	890.6	227.5	237.8	204.8	220.5
Newsprint	479.0	120.7	120.1	124.5	113.7	497.3	128.0	110.7	126.1	132.5
Total paper	1,352.3	346.1	346.7	333.6	325.9	1,387.9	355.5	348.5	330.9	353.0
Pulp	273.4	83.7	71.0	69.4	49.3	87.5	48.9	–	–	38.6
Total production	1,625.7	429.8	417.7	403.0	375.2	1,475.4	404.4	348.5	330.9	391.6
Common shares (millions)										
At period-end	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8
Weighted average	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8

1 Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2 Refer to section 13, *Non-GAAP measures*.

Summary of Selected Segmented Quarterly Financial Information

(In millions of dollars, except where otherwise stated)	2010 Total	Q4	Q3	Q2	Q1	2009 [1] Total	Q4	Q3	Q2	Q1
Specialty printing papers										
Sales	$ 700.1	$ 189.1	$ 181.8	$ 165.1	$ 164.1	$ 832.3	$ 202.7	$ 205.3	$ 206.7	$ 217.6
Operating earnings (loss)	(147.5)	(5.3)	(1.8)	(120.1)	(20.3)	41.1	(1.4)	11.9	2.8	27.8
Depreciation and amortization	79.6	18.5	20.8	19.0	21.3	93.8	23.4	24.4	22.8	23.2
EBITDA [2]	36.5	13.8	19.5	2.2	1.0	134.9	22.0	36.3	25.6	51.0
– before specific items [2]	44.7	13.8	19.6	5.5	5.8	146.6	22.4	35.8	35.4	53.0
EBITDA margin [2]	5.2%	7.3%	10.7%	1.3%	0.6%	16.2%	10.9%	17.7%	12.4%	23.4%
– before specific items [2]	6.4%	7.3%	10.8%	3.3%	3.5%	17.6%	11.1%	17.4%	17.1%	24.4%
Sales (000 tonnes)	867.0	231.3	220.6	208.9	206.2	896.5	239.0	232.9	215.6	209.0
Production (000 tonnes)	873.3	225.4	226.6	209.1	212.2	890.6	227.5	237.8	204.8	220.5
Curtailment (000 tonnes) [3]	76.7	–	–	38.0	38.7	185.4	40.9	53.5	54.3	36.7
Newsprint										
Sales	$ 303.5	$ 81.2	$ 79.7	$ 73.1	$ 69.5	$ 320.6	$ 66.5	$ 61.6	$ 86.8	$ 105.7
Operating earnings (loss)	(243.7)	(4.5)	(1.1)	(211.8)	(26.3)	(70.3)	(38.2)	(18.3)	(22.4)	8.6
Depreciation and amortization	25.4	5.0	3.7	8.6	8.1	44.5	11.2	10.0	11.9	11.4
EBITDA [2]	(28.2)	1.2	3.0	(14.2)	(18.2)	(8.4)	(9.6)	(8.3)	(10.5)	20.0
– before specific items [2]	(12.1)	1.2	3.1	(6.7)	(9.7)	(5.4)	(9.4)	(8.1)	(8.6)	20.7
EBITDA margin [2]	(9.3%)	1.5%	3.8%	(19.4%)	(26.2%)	(2.6%)	(14.4%)	(13.5%)	(12.1%)	18.9%
– before specific items [2]	(4.0%)	1.5%	3.9%	(9.2%)	(14.0%)	(1.7%)	(14.1%)	(13.1%)	(9.9%)	19.6%
Sales (000 tonnes)	491.3	122.8	122.3	123.1	123.1	488.2	118.3	113.5	131.0	125.4
Production (000 tonnes)	479.0	120.7	120.1	124.5	113.7	497.3	128.0	110.7	126.1	132.5
Curtailment (000 tonnes) [3]	327.5	35.3	35.3	128.0	128.9	455.4	112.7	114.2	119.1	109.4
Pulp										
Sales	$ 225.0	$ 63.3	$ 60.8	$ 61.2	$ 39.7	$ 70.6	$ 25.8	$ –	$ 7.2	$ 37.6
Operating earnings (loss)	23.7	10.0	8.0	8.0	(2.3)	(11.6)	(1.5)	(3.6)	(1.9)	(4.6)
Depreciation and amortization	14.3	3.7	3.7	3.6	3.3	8.3	3.2	1.5	1.1	2.5
EBITDA [2]	38.0	13.7	11.7	11.6	1.0	(3.3)	1.7	(2.1)	(0.8)	(2.1)
– before specific items [2]	39.0	13.7	11.8	11.7	1.8	(0.1)	2.5	(1.8)	(0.2)	(0.6)
EBITDA margin [2]	16.9%	21.6%	19.2%	19.0%	2.5%	(4.7%)	6.6%	–	(11.1%)	(5.6%)
– before specific items [2]	17.3%	21.6%	19.4%	19.1%	4.5%	(0.1%)	9.7%	–	(2.8%)	(1.6%)
Sales (000 tonnes)	276.6	80.0	69.2	72.5	54.9	110.2	38.4	–	12.3	59.5
Production (000 tonnes)	273.4	83.7	71.0	69.4	49.3	87.5	48.9	–	–	38.6
Curtailment (000 tonnes) [3]	37.9	–	–	7.2	30.7	239.5	33.7	85.8	85.8	34.2

1   Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2   Refer to section 13, *Non-GAAP measures*.

3   Curtailment consists of downtime related to market demand.

Fourth Quarter Overview

Market conditions for paper grades continued to remain steady reflecting the improved global economy. Demand for the quarter was down year-over-year for most paper grades but seasonal strength, low inventories, and high operating rates continued to support upward price movements. Coated and uncoated benchmark prices increased during the fourth quarter while directory benchmark prices remained flat quarter-over-quarter as annual contracts remained in place. Benchmark prices for newsprint increased during Q4 as a result of low inventories and high operating rates. Market conditions for pulp moderated in Q4, declining by US$10 per tonne to US$830 per tonne, but still remained strong, buoyed by steady demand, especially from China, and low producer and end-user inventory levels.

During the quarter, we partially implemented the coated and uncoated soft-calendered price increase of US$60 per ton effective September 14, 2010 with the exception of some contract business. In addition, the newsprint price increase of US$40 per tonne announced for September 1, 2010 was further implemented in the fourth quarter.

The impact of improving paper prices and production volumes was more than offset by lower pulp prices and the strengthening Canadian dollar, which ended the year above par. The stronger Canadian dollar resulted in a foreign exchange gain on the translation of long-term debt and as a result, our net earnings increased in Q4 from the preceding quarter.

We recorded net earnings attributable to the company of $9.6 million and net earnings attributable to the company before specific items of $4.1 million in Q4. This compared to a net earnings attributable to the company of $6.0 million and a net loss attributable to the company of $9.6 million, respectively, in Q3. Specific items in Q4 included an adjustment to our impairment charge and a foreign exchange gain on the translation of U.S. dollar denominated debt. A significant specific item in the prior quarter included a foreign exchange gain on the translation of U.S. dollar denominated debt.

EBITDA and EBITDA before specific items were both $28.7 million in Q4 compared to $34.2 million and $34.5 million, respectively, in Q3. Refer to section 13, *Non-GAAP measures*, for additional information on specific items in the reported financial results.

Crofton No. 1 paper machine remained curtailed throughout Q4 and represented 23% of our 2011 newsprint capacity and 9% of paper capacity, in line with Q3. The production curtailment was lower than the first two quarters of the year due to the permanent closure of the Elk Falls mill at the end of Q3 and the restart of the second line at the Crofton pulp mill in late April.

CONSOLIDATED RESULTS OF OPERATIONS

Sales

Q4 2010 VS. Q3 2010

Sales increased by 3.5% primarily due to higher prices for coated mechanical, uncoated, newsprint, and pulp, and increased shipments across most grades. These positive factors were partially offset by the negative impact of a stronger Canadian dollar in the current quarter.

Q4 2010 VS. Q4 2009

Sales increased by 13.1% due to higher pulp sales volumes and higher transaction prices for our pulp and paper products, with the exception of directory paper. These positive factors were partially offset by the negative impact of a stronger Canadian dollar in the current quarter.

EBITDA and EBITDA Before Specific Items

The following table provides variances between periods for EBITDA and EBITDA before specific items:

(In millions of dollars)	Q3 2010	Q4 2009
EBITDA in comparative period [1]	$ 34.2	$ 14.1
Specific items: restructuring costs	0.3	1.4
EBITDA before specific items in comparative period [1]	**34.5**	**15.5**
Paper prices	7.8	16.4
Pulp prices	(4.5)	12.5
Impact of Canadian dollar on sales, inclusive of hedging [2]	(10.5)	(14.4)
Volume and mix	5.7	8.2
Furnish mix and costs	0.4	(8.1)
Lower of cost or market impact on inventory, net of inventory change	(2.5)	3.0
Selling, general and administrative	(1.1)	(0.4)
Other, net	(1.1)	(4.0)
EBITDA before specific items in the current period [1]	**28.7**	**28.7**
Specific items: restructuring costs	–	–
EBITDA in the current period [1]	$ 28.7	$ 28.7

1 Refer to section 13, *Non-GAAP measures*.

2 Estimated total impact on EBITDA of average foreign exchange effective rate movement is negative $7 million from Q3 2010 to Q4 2010 and negative $9 million from Q4 2009 to Q4 2010.

Operating Earnings (Loss)

Q4 2010 VS. Q3 2010

Operating earnings decreased by $4.9 million due to lower EBITDA of $5.5 million, asset impairment and closure costs of $1.3 million in Q4 compared to $0.9 million in Q3, and lower depreciation and amortization of $1.0 million in Q4.

Q4 2010 VS. Q4 2009

Operating earnings improved by $41.3 million due to higher EBITDA of $14.6 million, lower depreciation and amortization expense of $10.6 million, and a lower asset impairment charge of $1.3 million in the current quarter compared to $17.4 million in the same quarter last year.

Net Earnings (Loss) Attributable to the Company

Q4 2010 VS. Q3 2010

Net earnings attributable to the company improved $3.6 million primarily due to an after-tax foreign exchange gain on the translation of long-term debt of $17.5 million compared to an after-tax gain of $16.3 million in Q3 and lower after-tax interest expense in the current quarter.

Q4 2010 VS. Q4 2009

Net earnings attributable to the company increased $45.4 million due to increased after-tax operating earnings of $32.6 million, higher after-tax foreign exchange gain on the translation of long-term debt of $8.0 million, and a lower after-tax impairment charge of $14.9 million. This was partially offset by a higher after-tax interest expense of $2.0 million and an unfavourable tax adjustment of $5.9 million.

Operational Performance – Specialty Printing Papers

Q4 2010 VS. Q3 2010

> Sales volume increased by 10,700 tonnes due to higher uncoated mechanical sales, partially offset by lower directory sales.

> Average sales revenue decreased $7 per tonne, reflecting the negative impact of the stronger Canadian dollar.

> Average delivered cash costs increased $22 per tonne largely due to higher maintenance and supplies, labour and salaries, and general and administrative expenses. This was partially offset by lower furnish costs.

Q4 2010 VS. Q4 2009

> Sales volume decreased by 7,700 tonnes due to lower directory sales resulting from lower demand, partly offset by higher uncoated mechanical sales.

> Average sales revenue decreased $31 per tonne, reflecting lower average transaction prices for directory and the negative impact of the stronger Canadian dollar.

> Average delivered cash costs were relatively the same between the two quarters.

Operational Performance – Newsprint

Q4 2010 VS. Q3 2010

> Sales volume increased by 500 tonnes in the current quarter.

> Average sales revenue increased $10 per tonne due to higher average transaction prices, offset in part by the negative impact of the stronger Canadian dollar.

> Average delivered cash costs increased $25 per tonne due to higher maintenance and supplies and labour and salaries, partly offset by lower furnish costs and property taxes.

Q4 2010 VS. Q4 2009

> Sales volume increased by 4,500 tonnes due to higher swing production of newsprint versus directory.

> Average sales revenue increased $99 per tonne due to higher average transaction prices, offset in part by the negative impact of the stronger Canadian dollar.

> Average delivered cash costs increased $9 per tonne primarily due to higher furnish and maintenance and supplies costs. This was partially offset by lower property taxes.

Operational Performance – Pulp

Q4 2010 VS. Q3 2010

> Sales volume increased by 10,800 tonnes in Q4.

> Average sales revenue decreased by $87 per tonne in the current quarter due to lower average transaction prices and the negative impact of the stronger Canadian dollar.

> Average delivered cash costs decreased $88 per tonne due to lower labour and salaries as well as maintenance.

Q4 2010 VS. Q4 2009

> Sales volume increased by 41,600 tonnes in Q4 as pulp production was fully operational throughout the current quarter, while being partially curtailed during the same quarter last year.

> Average sales revenue per tonne increased $118 per tonne in the current quarter.

> Average delivered cash costs decreased by $8 per tonne.

7 FINANCIAL CONDITION

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2010, and December 31, 2009:

(In millions of dollars)	2010	2009	Variance	Comments
Working capital	$ 212.0	$ 214.8	$ (2.8)	Improvements reflect $12.3 million higher cash and cash equivalents, $14.0 million higher trade account receivables due to higher shipments and improved prices partly offset by improved average collections days from 38 to 32 days, $9.5 million increase in future income tax assets, and $10.7 million lower property tax liability due to lower unpaid disputed property taxes. These positive factors were offset by $23.2 million lower operating supplies with the closure of Elk Falls mill, $12.7 million lower raw materials inventory and $5.0 million reclass of employee future benefits from long-term to short-term.
Property, plant and equipment	1,285.6	1,664.7	(379.1)	Decrease mainly due to impairment and other closure costs of $294.5 million related to Elk Falls and paper recycling operations, depreciation and amortization in excess of capital expenditures in 2010 of $108.1 million, offset by foreign currency translation of $8.2 million related to the Snowflake mill.
Other assets	27.0	38.0	(11.0)	Decrease mainly reflects a decrease in future income tax asset.
Total debt	810.9	775.6	35.3	Refer to variance analysis in the table in "Debt" in section 8, *Liquidity and capital resources*.
Employee future benefits	269.1	294.6	(25.5)	Decrease primarily reflects reduced benefit obligations of $21.3 million as a result of plan changes and $9.7 million as a result of permanent closure of Elk Falls mill and $5.0 million to short-term. This was partially offset by impact of change in discount rate from 6% to 5%.
Other long-term obligations	20.2	13.4	6.8	Reflects lease obligation related to the impairment of our paper recycling facility, partly offset by payments made for restructuring liabilities during 2010.
Future income taxes and deferred credits	21.0	38.3	(17.3)	Change consists of the following significant items: (i) $5.9 million reduction in deferred credits; (ii) $16 million future tax recovery on current year losses generated in Canada excluding the impairment charges.
Additional paid-in capital	16.6	16.4	0.2	Increase relates to the recording of stock-based compensation.

8 LIQUIDITY AND CAPITAL RESOURCES

Selected Annual Financial Information

(In millions of dollars, except where otherwise stated)	2010	2009 [1]	2008 [1]
Cash flows provided (used) by operations before changes in non-cash working capital	$ (31.6)	$ 38.1	$ 71.5
Changes in non-cash working capital	(12.5)	65.5	6.6
Cash flows provided (used) by			
Operations	(44.1)	103.6	78.1
Investing activities	(4.5)	(2.9)	(205.3)
Financing activities	60.9	(22.6)	132.2
Capital spending	11.2	11.5	41.9
Depreciation and amortization	119.3	146.6	165.8
Impairment and other closure costs	294.5	17.4	151.0
Capital spending as % of depreciation and amortization	9%	8%	25%
Net debt to net capitalization at period-end [2]	63%	46%	54%

1   Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2   Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder's equity attributable to the company and total debt less cash).

Selected Quarterly Financial Information

(In millions of dollars, except where otherwise stated)	2010 Total	Q4	Q3	Q2	Q1	2009 [1] Total	Q4	Q3	Q2	Q1
Cash flows provided (used) by operations before changes in non-cash working capital	$ (31.6)	$ 12.1	$ 11.3	$ (20.5)	$ (34.5)	$ 38.1	$ (3.9)	$ 4.9	$ (1.7)	$ 38.8
Changes in non-cash working capital	(12.5)	3.9	(16.7)	(4.4)	4.7	65.5	10.9	1.4	69.9	(16.7)
Cash flows provided (used) by										
Operations	(44.1)	16.0	(5.4)	(24.9)	(29.8)	103.6	7.0	6.3	68.2	22.1
Investing activities	(4.5)	(2.7)	(3.4)	(1.8)	3.4	(2.9)	(1.6)	(0.5)	0.9	(1.7)
Financing activities	60.9	(0.2)	(9.7)	68.8	2.0	(22.6)	(12.9)	43.2	(33.5)	(19.4)
Capital spending	11.2	2.8	2.4	2.8	3.2	11.5	4.7	1.0	2.2	3.6
Depreciation and amortization	119.3	27.2	28.2	31.2	32.7	146.6	37.8	35.9	35.8	37.1
Impairment	294.5	1.3	0.9	292.3	–	17.4	17.4	–	–	–
Capital spending as % of depreciation and amortization	9%	10%	9%	9%	10%	8%	12%	3%	6%	10%
Net debt to net capitalization at period-end [2]	63%	63%	64%	65%	47%	46%	46%	45%	48%	52%

1   Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2   Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder's equity attributable to the company and total debt less cash).

Our principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as interest and principal payments on debt. We anticipate that future operating cash requirements can be funded through internally generated cash flows from operations and advances under our ABL Facility. Additional details are provided in "Capital Resources" and in "Debt" below and in section 17, *Risks and uncertainties,* in the discussion on *"We may be unable to meet our cash requirements for operations or to pay or refinance our outstanding debts as they mature, and may be unable to secure additional funding sources".*

Operating Activities

Cash flows from operating activities in 2010 decreased $147.7 million compared to 2009 due to lower EBITDA and an increase in working capital requirements with increased pulp sales and lower curtailment.

Investing Activities

Cash used by investing activities was higher in 2010 by $1.6 million compared to the previous year. The increase was largely due to higher deferred financing costs in 2010, partly offset by proceeds from the sale of property, plant and equipment in 2010.

Capital spending in 2010 was similar to 2009 levels. The components are provided below:

(In millions of dollars)	2010	2009
Safety	$ 0.8	$ 0.3
Environment	0.3	0.4
Maintenance of business	6.7	7.1
Profit adding	3.4	3.7
Total	$ 11.2	$ 11.5

Financing Activities

Cash provided by financing activities in 2010 increased by $83.5 million compared to 2009. This was primarily due to the issuance of US$110.0 million of Class B 11% senior secured notes, which provided net proceeds of $98.4 million, partly offset by the purchase of US$9.5 million of our 2011 Notes, for $9.2 million, and repayment of $14.5 million on the revolving loan in 2010.

Capital Resources

Our capital resources include cash on hand and availability on our ABL Facility, with total liquidity at period-end summarized in the following table:

	2010				2009			
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base	$ 152.4	$ 161.7	$ 167.8	$ 144.8	$ 147.9	$ 151.5	$ 159.4	$ 241.5
Letters of credit	(23.4)	(25.1)	(25.3)	(24.0)	(24.1)	(24.2)	(24.8)	(25.8)
Amount drawn, net	–	–	–	(25.0)	(14.5)	(25.0)	–	(38.8)
Minimum excess availability	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)
Available to be drawn [1]	94.0	101.6	107.5	60.8	74.3	67.3	99.6	141.9
Cash on hand	95.4	82.3	100.8	58.7	83.1	90.6	41.6	6.0
Total liquidity	$ 189.4	$ 183.9	$ 208.3	$ 119.5	$ 157.4	$ 157.9	$ 141.2	$ 147.9

1   Our ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements and in our annual consolidated financial statements for the year ended December 31, 2010, in note 14, *Long-term debt.*

Our total liquidity increased by $32.0 million in 2010 primarily from proceeds on the issuance of US$110.0 million Class B 11% senior notes, partially offset by cash flows used by operations over the first three quarters, repayment of drawings on the ABL Facility, and a higher borrowing base due to higher inventory and accounts receivable associated with increased production in 2010. For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our annual consolidated financial statements for the year ended December 31, 2010, note 14, *Long-term debt*.

At March 2, 2011, we had 381,820,290 common shares issued and outstanding and 2,276,074 stock options for 2,276,074 common shares that, at March 2, 2011, were exercisable.

Debt

The following table illustrates the changes in our long-term debt for the year ended December 31, 2010:

Issue

(In millions of dollars)	January 1, 2010	Net increase (decrease)	Foreign exchange	December 31, 2010
Recourse				
Senior notes, 8.625% due June 2011 (US$26.0 million; December 31, 2009 – US$354.2 million)	$ 371.6	$ (337.4)	$ (8.3)	$ 25.9
Senior notes, 7.375% due March 2014 (US$250.0 million; December 31, 2009 – US$250.0 million)	265.4	(0.8)	(13.0)	251.6
Senior secured notes, 11.0% due December 2016 (US$280.4 million)	–	287.2	(8.3)	278.9
Modification – difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange	–	36.2	–	36.2
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million)	–	99.3	(5.0)	94.3
Revolving asset-based loan facility of up to $330.0 million due August 2013	14.5	(14.5)	–	–
Capital lease obligations	11.2	(1.0)	–	10.2
Non-recourse (PREI)				
First mortgage bonds, 6.447% due July 2016	94.1	0.9	–	95.0
Subordinated promissory notes	18.8	–	–	18.8
Total debt	$ 775.6	$ 69.9	$ (34.6)	$ 810.9
Less: current portion	1.0	26.0	–	27.0
Total long-term debt	$ 774.6	$ 43.9	$ (34.6)	$ 783.9

At December 31, 2010, we were in compliance with the covenants under both our ABL Facility and senior notes. For details on covenant compliance, refer to our annual consolidated financial statements for the year ended December 31, 2010, note 14, *Long-term debt*.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2010, excluding amounts due for interest on outstanding indebtedness.

Payments Due by Period

(In millions of dollars)	2011	2012	2013	2014	2015	Thereafter
Total debt, excluding capital lease obligations	$ 25.9	$ –	$ –	$ 248.7	$ –	$ 502.1
Capital lease obligations	1.1	4.0	3.8	1.3	–	–
Operating leases	9.4	7.1	6.2	5.2	3.9	21.1
Other commitments	1.6	0.5	–	–	–	–
Total	$ 38.0	$ 11.6	$ 10.0	$ 255.2	$ 3.9	$ 523.2

From time to time, we may purchase our debt securities in the open market.

Credit Rating

The following table highlights our credit ratings and outlook with Moody's Investors Service ("Moody's"), Standard & Poor's ("S&P"), and Dominion Bond Rating Service ("DBRS") as at December 31:

December 31,	2010	2009	2008
Moody's Investors Service			
Outlook	Negative	Negative	Negative
Corporate family rating	Caa1	B3	B1
Senior secured debt	B3	–	–
Senior unsecured debt	Caa2	Caa3	B2
Speculative grade liquidity	SGL-4	SGL-3	SGL-3
Standard & Poor's			
Outlook	Stable	Credit Watch – Negative	Negative
Long-term corporate credit rating	CCC+	CC	B
Senior secured debt	CCC+	–	–
Senior unsecured debt	CCC-	C	B
Dominion Bond Rating Service			
Outlook	Negative	Under Review – Negative	Negative
Long-term issuer rating	CCCH	BL	–
Senior secured debt	BH	–	–
Senior unsecured debt	CCC	CCC	BB

Our credit rating information is provided in this management discussion and analysis as it relates to our financing costs, liquidity and operations. The rating agencies regularly evaluate the company, and their ratings of our debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the forest products industry generally and the overall state of the economy.

Our borrowing costs in respect of short-term and long-term financing and our ability to obtain such financings are impacted by our credit ratings. A reduction in the rating on our debt by our rating agencies, or a negative change in our ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital. Changes in our credit ratings may also affect our ability to enter into and maintain contracts with customers and suppliers in the ordinary course on satisfactory terms as well as our ability to, and the associated costs to enter into derivative or hedging transactions.

Moody's downgraded our long-term corporate family rating to Caa1 from B3 and revised its probability of default rating in March 2010 to Caa1/LD from Caa3. The "LD" suffix, indicating a limited default, was temporary and is a customary status arising from the bond exchange at a discount from par. Moody's also downgraded our speculative grade liquidity rating to SGL-4 from SGL-3, and upgraded the rating for our unsecured notes due 2014 to Caa2 from Caa3. Moody's has assigned a rating of BB to the 11% senior secured notes due December 2016 issued in March and May 2010.

S&P lowered its credit ratings for the company in March 2010, including its long-term corporate credit rating to SD from CC and its issue rating on the unsecured notes due 2011 to D from C. S&P also placed the unsecured notes due 2014 on CreditWatch with positive implications. On March 15, 2010, S&P raised its long-term corporate credit rating for the company to CCC+ from SD and raised the issue ratings on our remaining unsecured notes due 2011 to CCC- from D. S&P also assigned a CCC+ issue rating to the new 11% senior secured notes due December 2016, raised the issue rating on the senior unsecured notes due 2014 to CCC- from C and removed the CreditWatch with positive implications.

On May 19, 2010, S&P assigned a rating of CCC+ to our newly issued US$110.0 million Class B, 11% senior secured notes due December 2016, consistent with the long-term corporate credit rating for the company. At the same time, S&P revised its outlook on the company to stable from negative.

The credit ratings reflect Moody's and S&P concern that our net earnings and cash flows would be negatively affected by market conditions for its products in 2010.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, an obligation rated B is considered speculative and subject to high credit risk. Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk. Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from AA through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. A probability of default rating (PDR) is an opinion of the relative likelihood that any entity within a corporate family will default on one or more of its debt obligations. A LD probability of default rating is assigned for distressed exchanges where they have been completed. Moody's SGL rating is on a scale of 1 to 4 and is based on four components: internal sources, external sources, covenant compliance and alternate liquidity.

S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, any obligor rated CCC is currently vulnerable, and is dependent upon favourable business, financial and economic conditions to meet its financial commitments. An obligation rated CCC is currently vulnerable to non-payment, and is dependent upon favourable business, financial and economic conditions for the obligor to meets its financial commitment on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. The rates from AA to CCC may be modified by the addition of a + or - sign to show relative standing within the major rating categories. An obligor rated SD (selective default) has failed to pay one or more of its financial obligations (rated or unrated) when it came due. An SD rating is assigned when S&P believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. A selective default includes the completion of a distressed exchange offer, whereby one or more financial obligations is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, CCC is a very highly speculative credit quality with the issue in danger of defaulting on financial obligation. The ratings from AA to CCC may be modified by the addition of a high (H) or low (L) modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs. In accordance with our financial risk management program, we manage our exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions. We do not enter into financial instruments for speculative purposes.

At December 31, 2010, we had foreign currency options and forward contracts with a notional principal of US$321.0 million with major financial institutions. At December 31, 2010 period-end exchange rates, these instruments were reported at their fair value of $11.0 million.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2010, note 26, *Financial instruments*, and in section 15, *Changes in accounting policies,* of this MD&A. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, *Fair value measurement*, of those statements.

The following table reconciles the average spot exchange rate to our effective exchange rate for sales and operating expenses including the impact from cash flow hedges that were in place as at March 31, 2010 and were designated as hedging instruments at that time:

US$/CDN$ Foreign Exchange

| | 2010 | | | | | 2009 [1] | | | | |
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1
Average spot rate	0.971	0.987	0.962	0.973	0.961	0.876	0.947	0.911	0.857	0.803
(Favourable)/unfavourable impact of hedging*	(0.016)	(0.005)	(0.014)	(0.024)	(0.023)	0.003	(0.013)	(0.005)	0.003	0.029
Average effective rate	0.955	0.982	0.948	0.949	0.938	0.879	0.934	0.906	0.860	0.832
* Impact of effective portion of hedging (in millions of dollars)	$ 15.2	$ 1.3	$ 3.8	$ 5.2	$ 4.9	$ (6.9)	$ 2.7	$ 1.3	$ (1.2)	$ (9.7)

1 Refer to section 15, *Changes in accounting policies,* for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

9 RELATED PARTY TRANSACTIONS

Third Avenue Management LLC together with its subsidiaries and affiliates is a significant shareholder in the company. We did not undertake any transactions with Third Avenue Management LLC during the year ended December 31, 2010.

DIRECTORS AND EMPLOYEES

We undertake certain transactions with companies affiliated with our directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2010, we paid aggregate fees of $3.6 million to companies affiliated with our directors, primarily for obligations under a building lease, purchasing chips and hog fuel, services related to trucking chips, and other consulting services.

10 CONTINGENT LIABILITIES

Claims for Return of Payments Made to Quebecor World (USA)

In January 2010, Quebecor World (USA)'s litigation trustee ("Quebecor") filed a claim against us for alleged preferential transfers of approximately US$18.8 million. The claim is made pursuant to the U.S. Bankruptcy Code and seeks the return of payments made to us by Quebecor in the ordinary course of our trade relationship during the 90-day-period preceding Quebecor's Chapter 11 filing in 2007. The claim is one of 1,700 vendors of Quebecor who received payments totalling US$390 million during the preference period in which the litigation trustee has sought recovery.

We are defending the claim and believe we have a number of meritorious defences that should significantly reduce our financial exposure.

Claims Regarding Certain Post-Retirement Benefits

The CEP Locals 1, 76, 592 and 686 (the "Locals"), representing hourly employees at our Powell River and Port Alberni mills, have filed grievances claiming that we are responsible for certain post-retirement health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (now Weyerhaeuser Canada Ltd.) prior to our acquisition of Pacifica Papers Inc. We do not agree with the Locals' position and are or will be contesting the grievances. Local 76's claim was dismissed by an arbitrator on December 23, 2010. The other three grievances are at a preliminary stage and, as at March 2, 2011, have not been scheduled. Although the extent of our liability for the remaining three claims remains unknown at this time, we estimate that we would incur costs of between $1.5 million and $3 million annually to provide these additional benefits. In that case, we would seek indemnification from Weyerhaeuser Canada Ltd.

Short-term Incentive Plan and Benefits Claim

In May 2010, one of our salaried employees commenced an action against us in the Supreme Court of B.C. seeking a payment under the company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits announced in November, 2009. The employee is seeking certification of the action as a class proceeding on behalf of all salaried employees who were entitled to Short-term Incentive Plan payments and affected by the reduction in benefits. The application for certification was heard in February 2011 but, as of March 2, 2011, the court had not rendered its decision. We intend to vigorously defend this action if certification occurs. Most of our employees and applicable former employees have provided us with written releases of these claims on a settlement basis, leaving only a small number of employees and former employees who have not done so. Although it is not possible to determine the likelihood and extent of any potential liability for the remaining claims, we do not expect to incur any additional material liability in connection with this claim.

For additional information, refer to our annual consolidated financial statements for the year ended December 31, 2010, note 30, *Contingent liabilities*.

11 OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

Business Dispositions

We sold a portion of our operations in June 2001 and provided with the sale a 10-year environmental indemnity with a maximum liability to the company of $12.5 million. This liability has been reduced by expenditures related to certain decommissioning projects. We provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

Loans

We entered into a building lease agreement in 2001 under which we would continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor was no longer able to meet its contractual obligations. At December 31, 2010, the value of the mortgage was $6.4 million. The agreement does not increase our liability beyond the obligations for the building lease.

Paper Recycling Plant Acquisition

In connection with our acquisition of the paper recycling plant in Coquitlam, B.C. in December 2003, we provided an indemnity in respect of the shares that were issued to the vendors as part of the purchase price. We do not expect any claim related to this indemnity. We also provided indemnities with respect to environmental matters (other than pre-existing environmental conditions) under our lease of the land and buildings for all costs, claims and damages if we release any hazardous substances on the property or breach any of the environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated.

12 SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2010:

(In millions of dollars, except per share amounts)	2010				2009[1]			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	$ 333.6	$ 322.3	$ 299.4	$ 273.3	$ 295.0	$ 266.9	$ 300.7	$ 360.9
EBITDA[2]	28.7	34.2	(0.4)	(16.2)	14.1	25.9	14.3	68.9
Net earnings (loss) attributable to the company	9.6	6.0	(368.4)	(44.1)	(35.8)	13.2	(1.9)	20.1
Net earnings (loss) per share attributable to the company's common shareholders – basic and diluted	$ 0.02	$ 0.02	$ (0.96)	$ (0.12)	$ (0.09)	$ 0.03	$ (0.01)	$ 0.06

1 Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2 Refer to section 13, *Non-GAAP measures*.

In Q1 2010, the net loss attributable to the company increased $8.3 million, or $0.03 per common share, from Q4 2009, due largely to an increase in after-tax operating loss of $5.3 million, and the after-tax fees related to the bond exchange of $5.9 million in Q1. This was partially offset by an after-tax foreign exchange gain of $11.7 million on the translation of long-term debt in Q1, compared to an after-tax foreign exchange gain of $9.5 million in Q4 2009.

In Q2 2010, net loss attributable to the company increased $324.3 million, or $0.84 per common share, from Q1. The increase was primarily related to an after-tax impairment charge of $292.3 million in Q2 and an after-tax foreign exchange loss of $21.3 million compared to an after-tax foreign exchange gain of $11.7 million on the translation of long-term debt in Q1.

In Q3 2010, net earnings attributable to the company increased $374.4 million, or $0.98 per common share from Q2, due largely to improved after-tax operating earnings of $329.0 million, which included a reduced after-tax asset-impairment charge of $291.4 million, and an after-tax foreign exchange gain of $16.3 million on the translation of long-term debt, compared to an after-tax foreign exchange loss of $21.3 million in Q2.

In Q4 2010, net earnings attributable to the company increased $3.6 million, or $nil per common share, from Q3. The increase was due primarily to an increase in the after-tax foreign exchange gain of $17.5 million on translation of long-term debt in Q4 compared to an after-tax foreign exchange gain of $16.3 million in Q3.

For summarized financial information about Powell River Energy Inc., a variable interest entity for which we are the primary beneficiary, refer to note 6, *Variable interest entities*, of our annual consolidated financial statements for the year ended December 31, 2010.

13 NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company's common shareholders before specific items, and free cash flow.

Specific items are items of an unusual or non-recurring nature, or items that are subject to material volatility based on factors outside of management's control. Specific items include: foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset impairment and other closure costs, restructuring costs, and certain income tax adjustments.

EBITDA and EBITDA Before Specific Items

EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales. These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items.

Reconciliation of Net Earnings (Loss) Attributable to the Company by Year

(In millions of dollars)	2010	2009 [1]	2008 [1]
Net earnings (loss) attributable to the company as reported	$ (396.9)	$ (4.4)	$ (219.8)
Net earnings (loss) attributable to non-controlling interest	(1.3)	(1.2)	0.8
Net earnings (loss)	(398.2)	(5.6)	(219.0)
Depreciation and amortization	119.3	146.6	165.8
Impairment	294.5	17.4	151.0
(Gain) loss on cancellation of long-term debt	(0.6)	(30.7)	–
Foreign exchange (gain) loss on long-term debt	(27.6)	(75.3)	82.2
Other (income) expense, net	3.2	29.1	13.6
Interest expense, net	72.0	69.3	75.0
Income tax recovery	(16.3)	(27.6)	(90.7)
EBITDA [2]	$ 46.3	$ 123.2	$ 177.9
Specific items:			
Restructuring costs	25.3	17.9	30.1
EBITDA before specific items [2]	$ 71.6	$ 141.1	$ 208.0

1 Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2 Refer to section 13, *Non-GAAP measures*.

Reconciliation to Net Earnings (Loss) Attributable to the Company by Quarter:

(In millions of dollars)	2010 Total	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009[1] Total	2009[1] Q4	2009[1] Q3	2009[1] Q2	2009[1] Q1
Net earnings (loss) attributable to the company	$ (396.9)	$ 9.6	$ 6.0	$ (368.4)	$ (44.1)	$ (4.4)	$ (35.8)	$ 13.2	$ (1.9)	$ 20.1
Net earnings (loss) attributable to non-controlling interest	(1.3)	(0.6)	(0.4)	0.3	(0.6)	(1.2)	0.7	(0.9)	(1.1)	0.1
Net earnings (loss)	(398.2)	9.0	5.6	(368.1)	(44.7)	(5.6)	(35.1)	12.3	(3.0)	20.2
Depreciation and amortization	119.3	27.2	28.2	31.2	32.7	146.6	37.8	35.9	35.8	37.1
Impairment	294.5	1.3	0.9	292.3	–	17.4	17.4	–	–	–
(Gain) loss on cancellation of long-term debt	(0.6)	–	(0.6)	–	–	(30.7)	–	–	–	(30.7)
Foreign exchange (gain) loss on long-term debt	(27.6)	(19.0)	(16.3)	21.3	(13.6)	(75.3)	(11.1)	(38.9)	(37.9)	12.6
Other (income) expense, net	3.2	(2.4)	(2.8)	4.9	3.5	29.1	4.3	5.7	12.0	7.1
Interest expense, net	72.0	18.2	19.0	18.0	16.8	69.3	16.6	16.5	16.3	19.9
Income tax expense (recovery)	(16.3)	(5.6)	0.2	–	(10.9)	(27.6)	(15.8)	(5.6)	(8.9)	2.7
EBITDA[2]	46.3	28.7	34.2	(0.4)	(16.2)	123.2	14.1	25.9	14.3	68.9
Specific items:										
Restructuring costs										
Specialty printing papers	$ 8.2	$ –	$ 0.1	$ 3.3	$ 4.8	$ 11.7	$ 0.4	$ (0.5)	$ 9.8	$ 2.0
Newsprint	16.1	–	0.1	7.5	8.5	3.0	0.2	0.2	1.9	0.7
Pulp	1.0	–	0.1	0.1	0.8	3.2	0.8	0.3	0.6	1.5
Total specific items	25.3	–	0.3	10.9	14.1	17.9	1.4	–	12.3	4.2
EBITDA before specific items[2]	$ 71.6	$ 28.7	$ 34.5	$ 10.5	$ (2.1)	$ 141.1	$ 15.5	$ 25.9	$ 26.6	$ 73.1

1 Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2 Refer to section 13, *Non-GAAP measures*.

Net Earnings (Loss) Attributable to the Company Before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company by Year:

(In millions of dollars and after-taxes, except where otherwise stated)	2010	2009	2008
Net earnings (loss) attributable to the company as reported	$ (396.9)	$ (4.4)	$ (219.8)
Specific items:			
(Gain) loss on cancellation of long-term debt	(0.5)	(26.1)	–
Foreign exchange loss (gain) on long-term debt	(24.2)	(64.0)	69.4
Impairment and loss on disposal	291.4	13.1	111.0
Restructuring and change-of-control costs	21.3	12.5	20.8
Note exchange costs	5.9	1.5	–
Termination fee on closure of corrugating machine	–	–	(1.2)
Income tax adjustments	16.0	8.6	(5.8)
Net earnings (loss) attributable to the company before specific items	$ (87.0)	$ (58.8)	$ (25.6)
Net earnings (loss) per share attributable to the company's common shareholders in dollars:			
As reported	$ (1.04)	$ (0.01)	$ (0.65)
Before specific items	(0.23)	(0.15)	(0.08)

Reconciliation to Net Earnings (Loss) Attributable to the Company by Quarter:

(In millions of dollars and after-taxes, except where otherwise stated)	2010 Total	Q4	Q3	Q2	Q1	2009 Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$ (396.9)	$ 9.6	$ 6.0	$ (368.4)	$ (44.1)	$ (4.4)	$ (35.8)	$ 13.2	$ (1.9)	$ 20.1
Specific items:										
(Gain) loss on cancellation of long-term debt	(0.5)	–	(0.5)	–	–	(26.1)	–	–	–	(26.1)
Foreign exchange loss (gain) on long-term debt	(24.2)	(17.5)	(16.3)	21.3	(11.7)	(64.0)	(9.5)	(33.0)	(32.2)	10.7
Impairment and loss on disposal	291.4	(1.8)	0.9	292.3	–	13.1	13.1	–	–	–
Restructuring costs	21.3	–	0.3	10.9	10.1	12.5	1.0	–	8.5	3.0
Notes exchange costs	5.9	–	–	–	5.9	1.5	1.5	–	–	–
Income tax adjustments	16.0	13.8	–	–	2.2	8.6	7.9	–	–	0.7
Net earnings (loss) attributable to the company before specific items	$ (87.0)	$ 4.1	$ (9.6)	$ (43.9)	$ (37.6)	$ (58.8)	$ (21.8)	$ (19.8)	$ (25.6)	$ 8.4
Net earnings (loss) per share attributable to the company's common shareholders in dollars:										
As reported	$ (1.04)	$ 0.02	$ 0.02	$ (0.96)	$ (0.12)	$ (0.01)	$ (0.09)	$ 0.03	$ (0.01)	$ 0.06
Before specific items	(0.23)	0.01	(0.03)	(0.11)	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by Year:

(In millions of dollars)	2010	2009 [1]	2008 [1]
Cash provided (used) by operating activities	$ (44.1)	$ 103.6	$ 78.1
Cash used by investing activities	(4.5)	(2.9)	(205.3)
Proceeds from the sale of property, plant and equipment and other assets	(7.9)	(4.5)	(2.2)
Snowflake acquisition	–	–	172.2
Other investing activities	1.2	(4.1)	(6.6)
Non-cash working capital changes except changes in taxes and interest	12.9	(66.6)	(3.9)
Other	2.0	23.5	31.4
Free cash flow	$ (40.4)	$ 49.0	$ 63.7

1 Refer to section 15, *Changes in accounting policies*, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities by Quarter:

(In millions of dollars)	2010					2009 [1]				
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$ (44.1)	$ 16.0	$ (5.4)	$ (24.9)	$ (29.8)	$ 103.6	$ 7.0	$ 6.3	$ 68.2	$ 22.1
Cash provided (used) by investing activities	(4.5)	(2.7)	(3.4)	(1.8)	3.4	(2.9)	(1.6)	(0.5)	0.9	(1.7)
Proceeds from the sale of property, plant and equipment and other assets	(7.9)	(0.7)	(0.2)	(0.2)	(6.8)	(4.5)	(0.9)	(0.4)	(0.5)	(2.7)
Other investing activities	1.2	0.6	1.2	(0.8)	0.2	(4.1)	(2.2)	(0.1)	(2.6)	0.8
Non-cash working capital changes except change in taxes and interest	12.9	(9.5)	21.8	10.1	(9.5)	(66.6)	(12.8)	0.7	(74.3)	19.8
Other	2.0	3.4	(3.0)	(4.3)	5.9	23.5	4.7	3.3	10.1	5.4
Free cash flow	$ (40.4)	$ 7.1	$ 11.0	$ (21.9)	$ (36.6)	$ 49.0	$ (5.8)	$ 9.3	$ 1.8	$ 43.7

1 Refer to section 15, *Changes in accounting policies,* for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

Management's Calculation of Free Cash Flow by Year:

(In millions of dollars)	2010	2009 [1]	2008 [1]
EBITDA [2]	$ 46.3	$ 123.2	$ 177.9
Interest expense, excluding amortization	(72.7)	(66.5)	(74.4)
Capital expenditures	(11.2)	(11.5)	(41.9)
Income taxes paid	(0.4)	(0.5)	(0.8)
Employee future benefits, expense over (under) cash contributions [3]	(2.4)	4.3	2.9
Free cash flow	$ (40.4)	$ 49.0	$ 63.7

1 Refer to section 15, *Changes in accounting policies,* for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2 Refer to section 13, *Non-GAAP measures.*

3 Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

Management's Calculation of Free Cash Flow by Quarter:

(In millions of dollars)	2010 Total	Q4	Q3	Q2	Q1	2009 [1] Total	Q4	Q3	Q2	Q1
EBITDA [2]	$ 46.3	$ 28.7	$ 34.2	$ (0.4)	$ (16.2)	$ 123.2	$ 14.1	$ 25.9	$ 14.3	$ 68.9
Interest expense, excluding amortization	(72.7)	(18.5)	(19.2)	(18.5)	(16.5)	(66.5)	(15.9)	(15.9)	(15.5)	(19.2)
Capital expenditures	(11.2)	(2.8)	(2.4)	(2.8)	(3.2)	(11.5)	(4.7)	(1.0)	(2.2)	(3.6)
Income taxes received (paid)	(0.4)	(0.2)	(0.4)	0.1	0.1	(0.5)	(0.1)	0.3	(0.3)	(0.4)
Employee future benefits, expense over (under) cash contributions [3]	(2.4)	(0.1)	(1.2)	(0.3)	(0.8)	4.3	0.8	–	5.5	(2.0)
Free cash flow	$ (40.4)	$ 7.1	$ 11.0	$ (21.9)	$ (36.6)	$ 49.0	$ (5.8)	$ 9.3	$ 1.8	$ 43.7

1 Refer to section 15, *Changes in accounting policies,* for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010. Prior period comparative information has been restated.

2 Refer to section 13, *Non-GAAP measures.*

3 Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

14 CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2, *Summary of significant accounting policies,* in the December 31, 2010 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the annual consolidated financial statements, some of these policies may be viewed as involving a high degree of judgment. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes. Actual results could differ from these estimates.

The following accounting policies require management's most difficult, subjective and complex judgments, and are subject to measurement uncertainty.

ENVIRONMENTAL AND LEGAL LIABILITIES

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments about projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2010, we had a provision of $7.7 million for environmental, remedial and other obligations. We expect capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the company's properties, will total approximately $2.7 million in 2011.

As at December 31, 2010, we had a contingent liability related to a claim for return of payments made to Quebecor World (USA), an application to Labour Relations Board for certain post-retirement benefits, and short-term incentive plan benefit claim. We have not recorded a liability with respect to contingent severances as the likelihood, timing and extent of any potential liability is not determinable.

IMPAIRMENT OF LONG-LIVED ASSETS

We review long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We test for impairment using a two-step methodology as follows:

(i) Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii) If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 76% of total assets as at December 31, 2010. If future developments were to differ adversely from management's best estimate of key assumptions and associated cash flows, we could potentially experience future material impairment charges.

PENSION AND POST-RETIREMENT BENEFITS

We maintain various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The company retains independent actuarial firms to perform actuarial valuations of the fair value of our defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in our financial statements. This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in our financial statements. These assumptions include:

> The discount rate, which is used to estimate the actuarial present value of the various plan obligations. The company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2010, a discount rate of 5% per year was determined by us in consultation with our independent actuarial advisors.

> The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns. As at December 31, 2010, a rate of return of 7% per year was determined by management in consultation with our independent actuarial advisors.

> Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations. As at December 31, 2010, a rate of compensation increase of 2.5% per year was determined by management in consultation with our independent actuarial advisors.

> Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations. As at December 31, 2010, a health care trend rate of 6.5% per year was determined by management in consultation with our independent actuarial advisors. The health care trend rate is assumed to decline by 0.5% annually, and the ultimate health care trend rate is assumed to be 4.5%.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2010. This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

(In millions of dollars)	Pension benefit plans		Other benefit plans	
	Net benefit obligation	Net 2010 expense	Net benefit obligation	Net 2010 expense
Assumed overall health care cost trend Impact of:				
1% increase	N/A	N/A	17.6	5.5
1% decrease	N/A	N/A	(15.4)	(1.7)

PROVISION FOR BAD DEBTS AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

We regularly review the collectability of our accounts receivable. We record our allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgment to arrive at an estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded. Accounts receivable balances for individual customers could potentially be material at any given time. We manage our credit risk principally through credit policies, which include the analysis of the financial position of our customers and the regular review of their credit limits and payment terms. We also subscribe to credit insurance for a majority of our receivables, periodically purchase accounts receivable puts on certain customers, and obtain bank letters of credit for some export markets and customers. Our estimate of the required allowance is a matter of judgment and the actual loss eventually sustained may be more or less than estimated.

We recorded bad debt recovery of $0.7 million (2009 – $1.1 million expense) for the year ended December 31, 2010. As at December 31, 2010, *Accounts receivable,* comprised 7.1% of total assets. Included in this balance was a provision of $3.0 million for doubtful accounts, or 2.5% of accounts receivable (as at December 31, 2009 – $3.7 million for doubtful accounts, or 3.6% of accounts receivable). We believe our allowance for doubtful accounts as at December 31, 2010 is adequate to provide for probable losses existing in accounts receivable.

FAIR VALUE MEASUREMENT

We measure our derivative and non-derivative financial instruments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

The following table presents information about the fair value of our derivative and non-derivative financial instruments not designated as hedging instruments and measured on a recurring basis at December 31:

(In millions of dollars)	2010		2009		Fair value hierarchy	Balance sheet classification
Assets						
Currency contracts	$	7.9	$	2.3	2 [1]	Prepaids and other
Currency contracts		3.1		–	2 [1]	Other assets
Commodity swap contracts		0.1		–	2 [2]	Prepaids and other
	$	11.1	$	2.3		
Liabilities						Accounts payable and
Commodity swap contracts	$	0.1	$	–	2 [2]	accrued liabilities

Fair values of our derivatives are classified under Level 2 as they are measured as follows:

1   The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the counterparty's non-performance risk in the fair value measurements.

2   The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. We incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the counterparty's non-performance risk in the fair value measurements.

INCOME TAXES

The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates. Future tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years. The projection of future taxable income is based on management's best estimate and may vary from actual.

Our future tax assets are mainly composed of temporary differences relating to employee future benefits and loss carry-forwards. Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment. Estimating the ultimate settlement period for these temporary differences requires judgment. The reversal of these temporary differences is expected to be at future substantially enacted rates which could change due to changes in income tax laws. As a result, a change in the timing of reversal or in the income tax rate could materially affect the future tax expense recorded in the consolidated statement of earnings. A one-percentage-point change in our reported effective income tax rate would have the effect of changing income tax expense by approximately $0.3 million.

In addition, we record provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which we operate and on our judgment as to the appropriate allocation of income and deductions to these jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation, and our judgment may be challenged by taxation authorities. In such circumstances, the final resolution can result in settlements that differ from our estimated amounts.

15 CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2010, we changed our policy on the classification of foreign exchange gains and losses on the ineffective portion of our derivative financial instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on translation of monetary assets and liabilities denominated in foreign currencies. The respective foreign exchange gains and losses previously recognized in *Sales* are now recognized in *Other expense, net*. We continue to classify the effective portion of gains or losses on our currently designated U.S. dollar revenue risk management instruments in *Sales*, the same income statement line item in which the hedged item is classified.

In addition, we changed our policy on the classification of changes in the fair value of all derivative commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in *Sales* and *Cost of sales, excluding depreciation and amortization*. The changes in the fair value related to these instruments are now recognized in *Other expense, net*.

During 2010, we adopted the following new pronouncements issued by the Financial Accounting Standards Board ("FASB"):

> In June 2009, the FASB amended the Consolidation Topic of the Accounting Standards Codification, as it relates to the consolidation of variable interest entities. The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, the entity's obligations to absorb or benefit from income and the company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The amendments to this topic are effective January 1, 2010. The amendments had no impact on our consolidated financial statements or disclosures.

> In February 2010, the FASB amended its guidance on subsequent events contained in the Accounting Standards Codification. The amendments eliminate the requirement to disclose the date through which an entity has evaluated subsequent events. We adopted the amended guidance in our consolidated financial statement disclosures for our interim financial statements for periods beginning on or after January 1, 2010.

16 IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may materially impact our consolidated financial statements for future periods.

17 RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy and, for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship risks have with our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

WE MAY BE UNABLE TO MEET OUR CASH REQUIREMENTS FOR OPERATIONS OR TO PAY OR REFINANCE OUR OUTSTANDING DEBTS AS THEY MATURE, AND MAY BE UNABLE TO SECURE ADDITIONAL FUNDING SOURCES.

Our principal cash requirements are for ongoing operating costs (including pension contributions and working capital fluctuations), capital expenditures and debt service and repayment obligations. If our available cash resources and cash generated from operations are not sufficient to meet our cash requirements, additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements.

OUR BUSINESS IS OF A CYCLICAL NATURE AND DEMAND FOR OUR PRODUCTS MAY FLUCTUATE SIGNIFICANTLY.

The markets for pulp and paper products are highly cyclical and are characterized by periods of excess product supply due to many factors, including additions to industry capacity, increased industry production, structural changes in the industry, periods of weak demand due to weak general economic activity or other causes, and reduced inventory levels maintained by customers.

Demand for forest products generally correlates to global economic conditions. Demand for pulp and paper products in particular is driven primarily by levels of advertising. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime. The North American newsprint and directory paper market is mature with demand for newsprint declining significantly in the last three years. We believe these declines in newsprint and directory paper demand will continue long term, although we have the ability to partially mitigate the impact by switching production from newsprint and directory paper to other paper grades. Demand for our products is traditionally weaker in the first half of the year.

As at December 31, 2010, one of the paper machines at our Crofton mill has been indefinitely curtailed and our Elk Falls paper mill and Coquitlam recycled paper operation have been permanently closed. Should demand for our products weaken, additional indefinite or periodic production curtailments may be required, which could have an adverse impact on our financial condition and ability to generate sufficient cash flows to satisfy our operational needs and debt service requirements.

WE OPERATE IN A COMMODITY MARKET WHERE PRICES MAY FLUCTUATE SIGNIFICANTLY.

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price. Prices for our products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates. Our earnings are sensitive to price changes for our principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest. Market prices for our products typically are not directly affected by input costs or other costs of sales and, consequently, we have limited ability to pass through increases in operating costs to our customers without an increase in market prices. Even though our costs may increase, our customers may not accept price increases for our products or the prices for our products may decline. As our financial performance is principally dependent on the prices we receive for our products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to us.

MEDIA TRENDS MAY LEAD TO LONG-TERM DECLINES IN DEMAND FOR OUR PRODUCTS.

Trends in advertising, Internet use and electronic data transmission and storage can have adverse effects on traditional print media. As our newsprint, telephone directory and retail customers increase their use of other forms of media and advertising, demand for our newsprint, uncoated mechanical and coated mechanical papers may decline on a long-term basis.

WE HAVE WITHHELD PAYMENT OF A PORTION OF ASSESSED PROPERTY TAXES.

As described in section 2, *Annual overview – 2010, Property tax dispute*, we have withheld $4.0 million of the property taxes assessed by the District of North Cowichan for 2010 on our Crofton pulp and paper mill pending the outcome of our appeal to the Supreme Court of Canada regarding the 2009 property taxes assessed by North Cowichan. As at March 2, 2011, the amount we owe to North Cowichan in respect of these unpaid property taxes, together with interest and 10% penalty for late payment was $4.4 million.

A municipality is entitled to certain remedies in connection with the unpaid amount of assessed property taxes, including seeking and enforcing a judgment to collect such taxes or retaining a bailiff to distrain against assets and selling them to recover the debt. In addition, the outstanding debt for property taxes is a charge on our lands and improvements in the municipality which has priority over any lien, charge or encumbrance of any person except the Crown. Unpaid taxes are subject to a 10% penalty and, after December 31, 2010, will bear compound interest at the prime rate of interest of the principal bank to the Province of B.C. plus 3% per annum.

Payment of the outstanding tax amount together with applicable penalties and interest at any time would extinguish all of the municipality's enforcement rights related to non-payment. If the District of North Cowichan sought to enforce one or more of the remedies described above before the conclusion of the court proceedings we initiated, we could seek a stay preventing the municipality from enforcing those rights until final determination of the legal issues had been made. The decision to order a stay would be at the discretion of the court. While a stay would halt enforcement pending judgment in the initial court proceedings, it would not remove the municipality's charge on our lands and improvements as described above. If any 2010 taxes remain unpaid on September 26, 2012, the municipality must proceed to a tax sale. In that event, we would have until September 26, 2013, to redeem the property by paying all outstanding taxes, penalties, interest and fees to the date of redemption.

WE ARE SUBJECT TO EXCHANGE RATE FLUCTUATIONS.

Nearly all of our sales are based upon prices set in U.S. dollars, while a substantial portion of our costs and expenses are incurred in Canadian dollars and our results of operations and financial condition are reported in Canadian dollars. The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years. Increases in the value of the Canadian dollar relative to the U.S. dollar reduce the amount of revenue in Canadian dollar terms from sales made in U.S. dollars, and would reduce cash flow available to fund operations and debt service obligations.

Since we have debt denominated in U.S. dollars, including our 2014 senior notes and 2016 senior notes, our reported earnings could fluctuate materially as a result of exchange rates given that changes in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period result in a foreign currency gain or loss on the translation of U.S. dollar cash and debt into Canadian currency.

We manage a part of our currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. However, no assurance can be made that we will engage in any hedging transactions or, if we decide to engage in any such transactions, that we will be successful in eliminating or mitigating currency exchange risks.

WE FACE SIGNIFICANT GLOBAL COMPETITION.

We compete with American, European and Asian producers in highly competitive global markets. Some of our competitors are larger and can accordingly achieve greater economies of scale, some have greater financial resources and some operate mills in locations that have lower energy, furnish or labour costs or have less stringent environmental and governmental regulations than the locations where we operate.

Our ability to compete is affected by a number of these factors as well as the quality of our products and customer service and our ability to maintain high plant efficiencies and operating rates and to control our manufacturing costs. If we were unable to compete effectively, there may be a materially adverse impact on our business.

WE FACE RISKS RELATED TO OUR INTERNATIONAL SALES.

A significant portion of our sales are outside of Canada and the United States – 100% of our pulp sales and 18% of our paper sales in 2010. These international sales result in additional risks including restrictive government actions (including trade quotas, tariffs and other trade barriers and currency restrictions), local labour laws and regulations affecting our ability to hire, retain or dismiss employees, the need to comply with multiple and potentially conflicting laws and regulations, unfavourable national or regional business conditions or political or economic instability in some of these jurisdictions, higher transportation costs and difficulty in obtaining distribution and sales support.

WE ARE EXPOSED TO FLUCTUATIONS IN THE COST AND SUPPLY OF WOOD FIBRE.

We have no significant timber holdings and are dependent on third parties for the supply of wood fibre required for our paper manufacturing operations.

Approximately 68% of our fibre is provided by five suppliers. Our fibre supply could be reduced as a result of events beyond our control, including industrial disputes, natural disasters and material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and demand for lumber. Continued weakness in the U.S. housing market could lead to production curtailment for B.C. lumber producers and result in a reduction in residual fibre supply available to us.

We source approximately 37% of our fibre from the interior of B.C. The current mountain pine beetle infestation in the B.C. interior is expected to reduce the long-term fibre supply in the B.C. interior and could have a significant impact on the availability, quality and cost of fibre.

Approximately 72% of our fibre is sourced under long-term fibre agreements with third parties with pricing based on market prices or on prices determined under market-based formulas. Given that the market price for fibre varies due to external factors, there is a risk that we will not continue to have access to wood fibre at previous levels or pricing.

Aboriginal groups have claimed aboriginal title over substantial portions of B.C.'s timberlands, including areas where the forest tenures held by our suppliers are located. Although the renewal of forest tenures held by our suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time.

Our Snowflake mill makes 100% recycled newsprint from old newsprint ("ONP"). There is a risk that sufficient quantities of ONP will not be available to us to support full operations at Snowflake or that an increase in ONP prices will adversely affect the profitability of the mill. The price of ONP may be impacted by a number of factors, such as export demand, recovery rates and other factors beyond our control.

WE ARE DEPENDENT ON THE SUPPLY OF CERTAIN RAW MATERIALS.

In addition to wood fibre and ONP, we are dependent on the supply of certain chemicals and raw materials used in our manufacturing processes. Any material disruption in the supply of these chemicals or raw materials could affect our ability to meet customer demand in a timely manner and harm our reputation, and any material increase in the cost of these chemicals or other raw materials could negatively affect our business and the results of our operations.

OUR SUBSTANTIAL DEBT MAY IMPAIR OUR FINANCIAL AND OPERATING FLEXIBILITY.

As of December 31, 2010, we had outstanding $697.1 million of recourse debt on a consolidated basis, excluding non-recourse debt of $113.8 million owed by PREI.

Our long-term note indentures and our ABL Facility contain (and future debt agreements would likely contain) various restrictive and financial covenants, including restrictions on our ability to incur debt, sell assets, make investments, pay dividends, secure liens, enter into transactions with affiliates and enter into mergers, consolidations or acquisitions. The ABL Facility is subject to various additional financial covenants, including covenants to maintain $35.0 million in excess availability under the ABL Facility, a covenant to maintain shareholders' equity above $346.2 million as at December 31, 2010, and not to make capital expenditures in excess of 120% of the annual budget.

Our level of debt, our substantial debt service requirements and the terms and conditions of our debt agreements could potentially impact our financial condition, operating results and business, including:

> limiting our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes;

> limiting our ability to use operating cash flows for operations, capital expenditures, or other business purposes and opportunities due to required debt servicing payments;

> increasing our exposure to interest rate fluctuations since borrowings under the ABL Facility are at variable interest rates;

> limiting our ability to compete with companies that have less debt and/or more flexibility in the use of their cash flow; and

> limiting our ability to react to changing market conditions, changes in the industry and economic downturns.

A significant or prolonged downturn in general business and economic conditions may affect our ability to comply with debt covenants in the future and could result in the company being in default under the ABL Facility agreement or indentures governing our senior notes, which, if not cured or waived, could result in demand for immediate payment of all of our indebtedness under our senior notes. If this occurs, we may not have the funding or financing available to repay such indebtedness. There is no assurance that we could cure an event of default or obtain a waiver of such a default.

WE HAVE INCURRED LOSSES IN RECENT PERIODS AND MAY INCUR LOSSES IN THE FUTURE THAT MAY AFFECT LIQUIDITY AND ONGOING OPERATIONS.

As of December 31, 2010, we had recorded net losses in eight of the last 12 quarters. These losses were driven by reduced prices, weak market demand, production curtailments and the strengthening Canadian dollar. Should we be unable to return to sustained profitability, cash generated through operations may be insufficient to meet operating cash requirements, requiring increased reliance on the ABL Facility to fund operating costs. If sufficient funding is not available under the ABL Facility, then additional funding sources may be required and there is no assurance that we will be able to access additional funding sources on favourable terms or at all to meet our cash requirements. The failure to obtain such funding could adversely affect our operations and our ability to maintain compliance with covenants under the ABL Facility or the indentures governing our senior notes.

LABOUR DISRUPTIONS COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Approximately three-quarters of our hourly employees in Canada are members of trade unions. Collective agreements with the CEP and PPWC locals at Crofton and Powell River expire in April 2012 and the the collective agreement with the CEP locals at Port Alberni expires in April 2013. The collective agreement at the Surrey Distribution Centre with the Christian Labour Association of Canada expires in April 2012. Most hourly employees at the Snowflake mill are members of the United Steelworkers or the International Brotherhood of Electrical Workers while the hourly employees of Apache Railway are members of the United Transportation Union or Carpenters Union. The collective agreements with these unions were replaced effective March 1, 2011 and now expire in 2014. We do not anticipate labour disruptions in our operations in 2011.

CLAIMS OF ABORIGINAL TITLE AND RIGHTS IN CANADA MAY AFFECT OUR OPERATIONS.

The ability to operate our mills in Canada may be affected by claims of aboriginal rights and title by aboriginal groups. The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties (such as us) will not be affected by treaty negotiations. The Powell River mill site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C. While we and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised us that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, we expect that it would be many years before a final court decision could be rendered if the proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decision, such as a decision to issue or amend a regulatory permit, which may affect aboriginal groups' rights or title. This duty of consultation and accommodation may affect our ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

INCREASES IN ENERGY COSTS COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Our operations consume a significant amount of electricity, natural gas and fuel oil. Increases in prices for these commodities can increase manufacturing costs and have an adverse impact on our business and results of our operations.

Although our electricity supply agreements are provincially regulated and pricing has historically been stable, B.C. Hydro and Power Authority ("B.C. Hydro") in recent years has sought, and to some extent achieved, rate increases above historical levels. B.C. Hydro raised its rates by 9.3% on an interim basis in April 2010 and a subsequent Negotiated Settlement Process resulted in the approval of a final effective rate increase of 7.3% on November 18, 2010. The difference between the interim and final approved rate increase will be refunded through a credit on energy purchases in Q1 2011. The introduction of the Harmonized Sales Tax ("HST") on July 1, 2010 eliminated the 7% provincial sales tax on electricity, which reduced some of the impact of the rate increase. B.C. Hydro has expressed its intention to seek approval from the utilities commission to increase its rates in the range of 10% for the next three years in response to infrastructure maintenance and B.C. energy policy that includes mandating self-sufficiency by 2016, feed in tariffs, and the implementation of Smart Metering. Increases in electricity prices could significantly impact our earnings. We have projected an effective rate increase of 10% to come into effect on April 1, 2011; however, we will not know the actual interim rate increase until it is announced by B.C. Hydro, which will likely occur in March 2011. We have mitigated some of the impact of rate increases through reductions in usage at the highest incremental power rate and intend to further mitigate rate increases by implementing energy conservation projects and increasing our capacity to self-generate electricity, but there can be no assurance that we will be able to eliminate the effect of all such rate increases.

Since oil and natural gas are purchased on spot markets, their prices fluctuate significantly due to various external factors. We manage our exposure to the price volatility for these fuels through the use of financial instruments and physical supply agreements under a hedging program and also by using lower priced alternatives where feasible. There is, however, no assurance that we will be successful in eliminating or mitigating exposure to price volatility for these fuels.

WE ARE SUBJECT TO SIGNIFICANT ENVIRONMENTAL REGULATION.

We are subject to extensive environmental laws and regulations that impose stringent requirements on our operations, including, among other things, air emissions, liquid effluent discharges, the storage, handling and disposal of hazardous materials and wastes, remediation of contaminated sites and landfill operation and closure obligations. It may be necessary for us to incur substantial costs to comply with such environmental laws and regulations.

Some of our operations are subject to stringent permitting requirements and from time to time we face opposition to construction or expansion of proposed facilities, such as landfills. We may discover currently unknown environmental liabilities in relation to our past or present operations or at our current or former facilities, or we may be faced with difficulty in obtaining project approvals in the future. These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

We permanently closed our Elk Falls paper mill in 2010. We may be required to conduct investigations and take remedial action for contaminated areas. We have a reserve for the estimated costs of decommissioning the landfills at Elk Falls but we may incur significant expenditures to comply with applicable environmental laws and regulations in connection with decommissioning the landfills or other remediation of the Elk Falls mill site that exceed the amount of the reserve. We also permanently closed our Paper Recycling Division in 2010 but do not currently expect any significant expenditures in respect of remediation of that site.

Our operations may be affected by the regulation of greenhouse gases ("GHG") in Canada and the United States. In Canada:

> The federal government has indicated its intent to regulate priority air pollutants, including particulate matter and sulphur oxides ("SOx"), and GHGs under the *Canada Clean Air Act* and the *Canadian Environmental Protection Act*. Under proposed targets, our Crofton mill may be required to reduce SOx emissions. The cost of making any such reductions is estimated between $4 and $8 million. In January 2010, the federal government, as part of its commitment to the Copenhagen Accord, announced a GHG reduction target of 17% by 2020 based on 2005 emissions. It is unknown what the federal government's final position on these initiatives will be, as none have been enacted into law.

> B.C. is a signatory to the Western Climate Initiative, a collaboration of four provinces and seven U.S. states, whose mandate is to achieve a 15% reduction in GHGs below 2005 levels among member entities by 2020. In addition, the B.C. government has announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016. Five of the Western Climate Initiative members, including B.C., have stated their intention to implement a cap and trade system by 2012. The Province of B.C. is expected to issue regulations for its cap and trade program for GHGs in Q1 2011. It is too early to determine the impact on the company under any such cap and trade scheme. Under a worst-case scenario, the increased costs to the company could be approximately $2 million per year beginning in 2012 and increasing to $9 million per year in 2020.

> Effective January 1, 2010, a GHG reporting regulation was brought into effect by the B.C. government which affects our three paper mills in B.C. The regulation includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHGs per year plus third-party verification at facilities that release 25,000 tonnes or more per year.

The finalization of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the U.S.

The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce GHG emissions through the Clean Air Act but the timing of the implementation of any national limits is uncertain. When limits are developed, it is expected that they will focus on the electricity generating sector. The U.S. Environmental Protection Agency's ("EPA") climate change regulatory initiatives may also be delayed by up to two years from the current 2011 imposition date. It is too early to determine the full impact these laws and policies will have on our Snowflake operations, but we could be required to incur additional capital expenditures, purchase offset credits, or take other actions that increase the capital or operating costs at the Snowflake mill.

On February 21, 2011, the EPA finalized a rule to reduce air pollutants from industrial boilers. As a result, our Snowflake mill may be required to reduce its power boiler emissions at an estimated capital cost of $8 million. The EPA plans to conduct additional public consultation on several aspects of this rule.

Effective July 1, 2010, the carbon tax rates under the B.C. government's carbon tax on fossil fuels increased by 33% and will increase again July 1, 2011 by 25%. The impact of these increases on the company depends on our ability to decrease the use of fossil fuel. For the year ended December 31, 2010, we paid $2.6 million in carbon taxes on our fossil fuel purchases.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate change-related concerns. If, to the extent we operate or offer our products for sale in such jurisdictions, we may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes, to comply with any such initiatives.

CHANGE IN THE BRITISH COLUMBIA HARMONIZED SALES TAX COULD AFFECT OUR FINANCIAL RESULTS.

In September 2010, the B.C. government announced a public referendum on the HST, which was implemented on July 1, 2010. The referendum will be held in September 2011 and, should it result in the abolition of the HST and a return to the previous provincial sales tax regime, the additional annualized cost to our business could be in the range of $9 million to $15 million.

EQUIPMENT FAILURES AND THE NEED TO INCREASE CAPITAL AND MAINTENANCE EXPENDITURES COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Our business is capital intensive. Our annual capital expenditure requirements vary due to differing requirements for current maintenance, expansion, business capital and environmental compliance and future projects. We regularly carry out maintenance on our manufacturing equipment but key components may still require repair or replacement. The costs associated with such maintenance and capital expenditures or our inability to source the necessary funds to enable us to maintain or upgrade our facilities as required could have an adverse effect on our business and operations.

In addition, we may from time to time temporarily suspend operations at one or more facilities to perform necessary maintenance or carry out capital projects. These temporary suspensions could affect the ability to meet customer demand in a timely manner and adversely affect our business.

WE MAY BE SUBJECT TO LITIGATION WHICH COULD RESULT IN UNEXPECTED COSTS AND EXPENDITURE OF TIME AND RESOURCES.

We may from time to time be subject to claims and litigation proceedings generally associated with commercial and employment law issues. Given that these claims are subject to many uncertainties and the inability to predict with any certainty their outcomes and financial impacts, there is no guarantee that actions that may be brought against us in the future will be resolved in our favour or covered by our insurance. Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to our operations and business.

The Snowflake mill sources water from groundwater wells in the vicinity of the Little Colorado River for its process requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and sources. There are more than 3,500 participants, including Snowflake. Native American tribes and the United States government contend that Snowflake's withdrawal and use of groundwater impermissibly interferes with water rights to the Little Colorado River. We dispute this contention. However, an adverse determination could restrict Snowflake's access to water and may be materially adverse to us.

In addition, securities class-action litigation often has been brought against public companies following periods of volatility in the market price of their securities. It is possible that we could be the target of similar litigation in future. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

WE EXTEND TRADE CREDIT TO OUR CUSTOMERS AND THEY MAY NOT PAY US PROMPTLY OR IN FULL.

We extend trade credit to many purchasers of our products and rely on their creditworthiness. Some of these customers operate in highly competitive, mature, cyclical or low-margin businesses and some are highly leveraged financially or are experiencing negative cash flows which may result in them needing to refinance, restructure or file for bankruptcy protection or bankruptcy. We will typically have a greater number of such customers during economic downturns. The failure of such customers to pay us promptly and in full under the credit terms we extend to them could have a material adverse impact on our operating cash flows.

WE ARE DEPENDENT UPON CERTAIN OF OUR MANAGEMENT PERSONNEL.

The success of our operations is influenced to a significant degree by our ability to attract and retain senior management with relevant industry experience. Successful implementation of our business strategy is dependent on our ability to attract and retain our executive officers and management team. The unexpected loss of services of any key management personnel or the inability to recruit and retain qualified personnel in the future could have an adverse effect on our business and financial results.

CONSUMER BOYCOTTS OR INCREASES IN COSTS DUE TO CHAIN-OF-CUSTODY PROGRAMS MAY ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS.

Some of our customers are sensitive to issues associated with harvesting of old growth forests and require us to supply products that are not produced from these forests. A growing number of customers want to purchase products that originate from sustainable managed forests as validated by certification programs. We have implemented an independent chain-of-custody system to verify that select paper products at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre, but we may be required to implement additional or more stringent chain-of-custody certification programs with increased costs to meet our customers' demands. Demand for our products may be adversely affected if we don't implement such programs or if we become subject to organized boycotts or similar actions by environmental or other groups.

OUR INSURANCE HAS LIMITATIONS AND EXCLUSIONS.

We maintain insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our own. The insurance policies are subject to limits and exclusions. Damage to or destruction of our facilities could accordingly exceed the limits of our policies or be subject to policy exclusions.

OUR MILLS ARE LOCATED IN SEISMICALLY ACTIVE AREAS.

Three of our operating mills are situated adjacent to the ocean on the south coast of B.C. This is a seismically active area and these mills and the surrounding transportation infrastructure are accordingly susceptible to risk of damage or destruction caused by earthquakes and tsunamis. Our insurance may not cover the total losses associated with damage or destruction caused by an earthquake or tsunami, and our business interruption insurance is subject to limits and deductibles in respect of such damage that may limit the amount recoverable.

POST-RETIREMENT PLAN OBLIGATIONS MAY AFFECT OUR FINANCIAL CONDITION.

We maintain defined benefit pension plans and other post-retirement benefit plans for retired employees. As at December 31, 2010, the underfunded liability associated with the defined benefit pension plans was $133.0 million and the underfunded liability associated with the other post-retirement benefit plans was $154.5 million. Funding requirements for these plans are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes and changes to plan benefits. In 2011, we are required to contribute $10.2 million in addition to our normal annual pension contribution to satisfy a portion of the underfunded liability of the defined benefit pension plan. Although we expect to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan, no assurance can be made that the underfunded liability under these plans will not be materially adverse to us in the future.

As described in section 10 – *Contingent Liabilities, Claims regarding certain post-retirement benefits*, there are outstanding grievances against us filed by the Communications, Energy and Paperworkers Union of Canada Locals 1, 592 and 686 claiming that we are obligated to provide post-retirement benefits for certain retired employees of another company. If these grievance claims were successful, we estimate that we could incur between $1.5 million to $3.0 million in additional costs.

A CHANGE IN OUR LEGAL CONTROL COULD BE MATERIALLY ADVERSE.

We have outstanding US$250.0 million of 2014 senior notes and US$390.4 million of 2016 senior notes. If a Change of Control coupled with a Rating Decline (as such terms are defined in the indentures governing these notes) occurs, we are required to make an offer to purchase all outstanding notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of payment, in accordance with the procedures set out in the indentures. We may not have sufficient financial resources to fund any such repurchase.

18 GOVERNANCE AND MANAGEMENT SYSTEMS

CORPORATE GOVERNANCE

Our senior governing body is made up of a ten-member Board of directors and four Board committees. The accomplished individuals who make up our Board and serve on our committees provide high-level stewardship, supervise corporate management, and ensure our information-disclosure requirements are met.

Our corporate directors are responsible for increasing and preserving shareholder value and fostering our long-term success, while considering the interests of a range of shareholders. This involves assessing risks and performance relating to both financial and non-financial measures.

BOARD COMMITTEES

Our four permanent Board committees include an audit, environment, governance, and health and safety committee. They establish principles, evaluate compliance and monitor performance in these areas. Designated executives and senior operational leaders report to these committees quarterly.

The governance committee is responsible for best-practices monitoring, annual board effectiveness evaluations, and director development.

As of the end of 2010, nine of 10 directors, including the Board chair and excepting only the president and CEO, were independent.

RISK AND MANAGEMENT SYSTEMS

We recognize the importance of good risk and management systems. We maintain a comprehensive inventory of major risks and management responses, including probability and severity assessments, which is reviewed by our Board's audit committee every year.

CODE OF CONDUCT

We have a Code of Corporate Ethics and Behaviour that applies to directors, executives and employees, and is reviewed and committed to by salaried employees each year. Breaches of this code can be reported through an anonymous phone line or other methods, but no reports were received in 2010.

Our governance practices meet or exceed the effective governance guidelines of our listing stock exchange. For more information on our governance, visit **http://catalystpaper.com/about/governance**.

19 SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in:

PRODUCT PRICE

Our products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with price changes on specialty printing paper grades and newsprint having the greatest effect.

FOREIGN EXCHANGE

Our products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, we are exposed to foreign currency risk on accounts receivable and future sales.

ENERGY COSTS

Our earnings could be significantly affected by changes in prices and terms of energy-supply contracts, as we are a significant consumer of electrical power, fossil fuels and input materials whose pricing is highly correlated to energy costs.

FIBRE

Our supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel and ONP.

Our annual EBITDA, net earnings and earnings per share are estimated to be affected by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per share amounts)	EBITDA [1]	Net earnings [2]	Earnings per share
Product prices [3]			
A US$10 per tonne change in the sales price of:			
Specialty printing papers	$ 9	$ 7	$ 0.02
Newsprint	5	4	0.01
Pulp	3	2	0.01
Foreign exchange [4]			
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	7	5	0.01
Energy cost sensitivity [5]			
A 5% change in the price of:			
Natural gas and oil – direct purchases	1	1	0.00
Electricity – direct purchases	6	5	0.01
Coal	1	1	0.00
Fibre sensitivity [5]			
A US$5 per unit change in the price of:			
Wood chips (bone dry tonnes)	9	7	0.02
ONP (ST)	2	1	0.01

1   Refer to section 13, *Non-GAAP measures*.

2   Based on an expected long-term tax rate of 25%.

3   Based on annualized sales of Q4 2010 and foreign exchange rate of US$0.99.

4   Based on Q4 2010 annualized net cash flows and a movement to US$1.00 from US$0.99 and excluding our hedging program and the impact of the translation of U.S. dollar denominated debt.

5   Based on Q4 2010 annualized consumption levels and an exchange rate of US$0.99.

20 OUTLOOK

ECONOMY

Global growth is expected to continue into 2011 driven by emerging markets particularly China and India. The U.S. economy is expected to continue its slow recovery in 2011 although the rate of growth will depend on consumer spending, consumer confidence and employment recovery. U.S. housing markets and inflation-driven commodity prices remain risks to the U.S. economy. The strong Canadian dollar will continue to put pressure on our operating and net earnings, as well as on cash flows and liquidity.

MARKETS

Specialty printing paper markets are expected to remain challenging in 2011. North American print advertising is expected to remain stable in the near term, and operating rates are anticipated to remain at similar levels to 2010. Demand for coated and uncoated mechanical paper is expected to be relatively flat in 2011 while directory will likely continue to be negatively impacted by paper conservation moves by publishers and migration to electronic media. We expect coated and uncoated mechanical prices will be stronger in 2011 as price increases announced and partially implemented in 2010 will be carried into 2011. We have announced a US$60 per short ton price increase on SC paper and a US$40 per ton price increase on our Pacificote, Electracote brite and Electracote paper effective April 1, 2011. In addition, coated and uncoated mechanical contract customers will see upward price adjustments in 2011. Contract directory prices for 2011 will be higher than 2010.

Newsprint demand in 2011 is expected to contract further due to declining circulation, page count reductions, additional newsprint conservation measures by publishers and continued migration of information and advertising to the Internet. Additionally, we expect newsprint export shipments to be down compared to 2010. The West Coast 48.8 gram newsprint price has increased from US$530 per tonne in Q1, 2010 to US$623 per tonne in Q4, 2010. Further newsprint price increases, from Q4 2010 levels, are uncertain and will depend on the supply and demand balance in 2011.

For pulp, we expect prevailing benchmark prices to increase into 2011, supported by continued steady demand from China, North America and Europe. Chinese buying patterns and requirements are expected to continue to drive the market in 2011. The current low levels of NBSK pulp producer and end-user inventories should continue to support current pulp prices into the first half of 2011. Prices may weaken if inventories are rebuilt and additional supply capacity is added.

OPERATIONS AND CAPITAL SPENDING

Increased recycled paper demands from China will place significant supply and price pressure on ONP in 2011. Price pressure is also expected on commodity inputs, including fossil fuel and some chemicals.

We expect maintenance costs for 2011 to be higher than 2010 due to lower spending in prior years.

We anticipate that the Crofton No. 1 machine will remain indefinitely curtailed due to weak markets and high costs, removing approximately 140,000 tonnes on an annualized basis or 23% of our newsprint capacity. We will continue to match production to our order book for all grades.

Capital spending is expected to be approximately $35 million in 2011 in addition to $18 million related to two federally funded projects focused on energy efficiency and cost reduction. These two projects are expected to generate $5.0 million in EBITDA on an annualized basis starting in 2012.

LIQUIDITY, DEBT MATURITIES AND COVENANTS

We do not currently anticipate any other significant uses of cash in 2011 other than for our operations, the redemption of our outstanding 2011 notes, working capital fluctuations, restructuring costs we may incur in implementing cost-reduction initiatives, and outstanding severance payments. Cash contributions to pension plans are expected to be approximately $8.3 million higher in 2011 than in 2010. We believe our liquidity as at December 31, 2010 is sufficient to meet our requirements in 2011.

2011 KEY OBJECTIVES:

In 2011, we will focus on objectives and initiatives in four areas:

Social

> Significantly improve safety performance

> Enhance employee communication

> Continue to seek competitive business conditions in B.C., including joint municipal infrastructure agreements

Financial

> Continue to focus on cash flows, liquidity and cost reductions

> Improve capital structure

Commercial

> Continue to innovate and diversify product line

> Grow market share

Environmental

> Capital upgrade of $5 million at Port Alberni mill to improve combustion efficiency and environmental performance of its biomass boiler and a $13 million upgrade at Powell River mill to increase the electrical generation of the existing generator. We received the Green Transformation Program Funding approval for these projects in February 2011 and are scheduled to complete each project in advance of the March 31, 2012 spending deadline

> Implement Forest Stewardship Council chain-of-custody certification at all Canadian mills

> Achieve conservation targets in water and energy

21 DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2010. Based on the evaluation, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, and in Rules13a-15(e) and 15d-15(e) promulgated under the *United States Securities Exchange Act of 1934*, as amended (the *U.S. Exchange Act*) – are effective as at December 31, 2010.

It should be noted that while our disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, our chief executive officer and chief financial officer do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting during the period ended December 31, 2010 that materially affected or are reasonably likely to materially affect our internal control over financial reporting. Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Powell River Energy Inc., a variable interest entity in which we are the primary beneficiary.

Section 404 of the United States *Sarbanes-Oxley Act*, Management Assessment of Internal Controls (Section 404), continues to require that management (a) has the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assesses and reports on the effectiveness of internal control over financial reporting annually. As of December 31, 2010, management has assessed the effectiveness of the company's internal control over financial reporting. Based on this assessment, management has determined the company's internal control over financial reporting was effective as of December 31, 2010, and issued Management's Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 2, 2011 to that effect.

The Board of directors' Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A. Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

Additional information about the company, including our most recent Annual Information Form, is available on our website at **www.catalystpaper.com**, or on the Canadian Securities Administrators' electronic filing website at **www.sedar.com**.

MANAGEMENT'S RESPONSIBILITY

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS AND ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Catalyst Paper Corporation's management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with U.S. generally accepted accounting principles, except note 33 which sets out the significant measurement differences had these statements been prepared in accordance with generally accepted accounting principles in Canada, and reflect management's best judgments and estimates. Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for designing and maintaining adequate internal control over financial reporting. The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting includes processes and procedures that:

> pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the company;

> provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;

> provide reasonable assurance that receipts and expenditures of the company are appropriately authorized by the company's management and directors; and

> provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2010. Management based this assessment on the criteria for internal control over financial reporting described in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of the company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the company's Board of directors.

Based on this assessment, management determined that, as of December 31, 2010, the company's internal control over financial reporting was effective.

The company's independent auditor, which audited and reported on the company's consolidated financial statements, has also issued an auditors' report on the company's internal control over financial reporting.

The Board of directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of four non-management members of the Board of directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls, and internal and external auditing functions.

These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Kevin J. Clarke
President and
Chief Executive Officer

Vancouver, Canada
March 2, 2011

Brian Baarda
Vice-President, Finance
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Catalyst Paper Corporation

We have audited the accompanying consolidated balance sheets of Catalyst Paper Corporation ("the company") as at December 31, 2010 and 2009 and the related consolidated statements of earnings (loss), comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

As discussed in note 2(h) to the financial statements, the company has elected to change its method of accounting for the classification of certain foreign exchange gains and losses.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Chartered Accountants
Vancouver, Canada

March 2, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Catalyst Paper Corporation

We have audited Catalyst Paper Corporation ("the company")'s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of earnings (loss), comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 2, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada

March 2, 2011

CONSOLIDATED BALANCE SHEETS

As at December 31,
(In millions of Canadian dollars)

	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 95.4	$ 83.1
Accounts receivable (note 8)	120.6	101.5
Inventories (note 9)	139.9	178.3
Prepaids and other (note 10)	27.7	25.2
	383.6	388.1
Property, plant and equipment (note 11)	1,285.6	1,664.7
Other assets (note 12)	27.0	38.0
	$ 1,696.2	$ 2,090.8
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 13)	$ 171.6	$ 173.3
Current portion of long-term debt (note 14)	27.0	1.0
	198.6	174.3
Long-term debt (note 14)	783.9	774.6
Employee future benefits (note 15)	269.1	294.6
Other long-term obligations (note 16)	20.2	13.4
Future income taxes (note 17)	11.4	22.8
Deferred credits (note 18)	9.6	15.5
	1,292.8	1,295.2
Equity		
Shareholders' equity		
Common stock: no par value; unlimited shares authorized; issued and outstanding: 381,753,490 shares (December 31, 2009 – 381,753,490 shares)	1,035.0	1,035.0
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Additional paid-in capital	16.6	16.4
Deficit	(582.0)	(185.1)
Accumulated other comprehensive loss (note 19)	(46.1)	(52.7)
	423.5	813.6
Non-controlling interest (deficit) (note 6)	(20.1)	(18.0)
	403.4	795.6
	$ 1,696.2	$ 2,090.8

Commitments, Guarantees and Indemnities and Contingent Liabilities (notes 28, 29, and 30)
Subsequent Event (note 31)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Kevin J. Clarke
Director

Thomas S. Chambers
Director

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

Years ended December 31,
(In millions of Canadian dollars, except where otherwise stated)

	2010	2009	2008
Sales	$ 1,228.6	$ 1,223.5	$ 1,866.7
Operating expenses			
Cost of sales, excluding depreciation and amortization	1,113.6	1,037.6	1,611.8
Depreciation and amortization	119.3	146.6	165.8
Selling, general and administrative	43.4	44.8	46.9
Restructuring (note 20)	25.3	17.9	30.1
Impairment and other closure costs (note 5)	294.5	17.4	151.0
	1,596.1	1,264.3	2,005.6
Operating earnings (loss)	(367.5)	(40.8)	(138.9)
Interest expense, net (note 21)	(72.0)	(69.3)	(75.0)
Gain on cancellation of long-term debt (note 14)	0.6	30.7	–
Foreign exchange gain (loss) on long-term debt	27.6	75.3	(82.2)
Other expense, net (note 22)	(3.2)	(29.1)	(13.6)
Earnings (loss) before income taxes	(414.5)	(33.2)	(309.7)
Income tax recovery (note 17)	(16.3)	(27.6)	(90.7)
Net earnings (loss)	(398.2)	(5.6)	(219.0)
Net (earnings) loss attributable to non-controlling interest (note 6)	1.3	1.2	(0.8)
Net earnings (loss) attributable to the company	$ (396.9)	$ (4.4)	$ (219.8)
Basic and diluted net earnings (loss) per share attributable to the company's common shareholders (note 23) (in dollars)	$ (1.04)	$ (0.01)	$ (0.65)
Weighted average number of the company's common shares outstanding (in millions)	381.8	381.8	336.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended December 31,

(In millions of Canadian dollars)	2010	2009	2008
Net earnings (loss)	$ (398.2)	$ (5.6)	$ (219.0)
Other comprehensive income (loss), net of tax (expense) recovery:			
Employee future benefits liability adjustment, net of taxes of ($3.9) million (2009 – $9.9 million; 2008 – ($8.1) million)	12.5	(26.2)	22.8
Reclassification of amortization of employee future benefits, net of taxes of ($1.1) million (2009 – ($2.5) million; 2008 – ($3.6) million)	2.0	6.8	10.3
Unrealized net gain (loss) on cash flow revenue hedges, net of taxes of ($1.6) million (2009 – ($6.0) million; 2008 – $11.1 million)	4.2	14.5	(25.0)
Reclassification of net (gain) loss on cash flow revenue hedges, net of taxes of $4.2 million (2009 – ($2.1) million; 2008 – $0.1 million)	(10.9)	4.8	(0.2)
Foreign currency translation adjustments, net of related hedging activities, net of taxes of ($0.9) million (2009 – ($4.4) million; 2008 – $4.6 million)	(1.3)	(5.6)	6.7
Unrealized gain (loss) on interest rate hedges, net of taxes of ($0.1) million (2009 – $0.4 million)	0.2	(1.2)	–
Other comprehensive income (loss), net of taxes	6.7	(6.9)	14.6
Total comprehensive income (loss)	(391.5)	(12.5)	(204.4)
Comprehensive (income) loss attributable to non-controlling interest:			
Net (earnings) loss	1.3	1.2	(0.8)
Other comprehensive (income) loss, net of taxes of $nil (2009 – ($0.2) million; 2008 – nil)	(0.1)	0.6	–
Comprehensive (income) loss attributable to non-controlling interest	1.2	1.8	(0.8)
Comprehensive income (loss) attributable to the company	$ (390.3)	$ (10.7)	$ (205.2)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to the company						
	Common stock		Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Non-controlling interest (deficit)	Total
(In millions of Canadian dollars)	Number of shares	$					
Balance as at December 31, 2007	214,684,129	$ 913.9	$ 12.1	$ 39.1	$ (61.0)	$ (16.1)	$ 888.0
Issue of common shares on rights offering, net of share issue costs (note 7)	167,069,361	121.1	–	–	–	–	121.1
Stock option compensation expense	–	–	2.5	–	–	–	2.5
Net earnings (loss)	–	–	–	(219.8)	–	0.8	(219.0)
Distributions to non-controlling interest	–	–	–	–	–	(0.6)	(0.6)
Other comprehensive income (loss), net of tax	–	–	–	–	14.6	–	14.6
Balance as at December 31, 2008	381,753,490	$ 1,035.0	$ 14.6	$ (180.7)	$ (46.4)	$ (15.9)	$ 806.6
Stock option compensation expense	–	–	1.8	–	–	–	1.8
Net earnings (loss)	–	–	–	(4.4)	–	(1.2)	(5.6)
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive income (loss), net of tax	–	–	–	–	(6.3)	(0.6)	(6.9)
Balance as at December 31, 2009	381,753,490	$ 1,035.0	$ 16.4	$ (185.1)	$ (52.7)	$ (18.0)	$ 795.6
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net earnings (loss)	–	–	–	(396.9)	–	(1.3)	(398.2)
Distributions to non-controlling interest	–	–	–	–	–	(0.9)	(0.9)
Other comprehensive income (loss), net of tax	–	–	–	–	6.6	0.1	6.7
Balance as at December 31, 2010	381,753,490	$ 1,035.0	$ 16.6	$ (582.0)	$ (46.1)	$ (20.1)	$ 403.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,
(In millions of Canadian dollars)

	2010	2009	2008
Cash flows provided (used) by:			
Operations			
Net earnings (loss)	$ (398.2)	$ (5.6)	$ (219.0)
Items not requiring (providing) cash			
Depreciation and amortization	119.3	146.6	165.8
Impairment and other closure costs (note 5)	294.5	17.4	151.0
Future income taxes (note 17)	(16.1)	(26.6)	(92.4)
Foreign exchange loss (gain) on long-term debt	(27.6)	(75.3)	82.2
Gain on cancellation of long-term debt (note 14)	(0.6)	(30.7)	–
Employee future benefits, expense over (under) cash contributions	(2.4)	4.3	2.9
Decrease in other long-term obligations	(4.2)	(0.5)	(5.1)
Loss (gain) on disposal of property, plant and equipment	(7.2)	3.9	(0.4)
Other	10.9	4.6	(13.5)
Changes in non-cash working capital			
Accounts receivable	(19.1)	120.2	(7.0)
Inventories	19.3	32.9	27.3
Prepaids and other	(2.4)	7.6	8.1
Accounts payable and accrued liabilities	(10.3)	(95.2)	(21.8)
Cash flows provided (used) by operations	(44.1)	103.6	78.1
Investing			
Acquisition of Snowflake newsprint mill (note 7)	–	–	(172.2)
Additions to property, plant and equipment	(11.2)	(11.5)	(41.9)
Proceeds from sale of property, plant and equipment	7.9	4.5	2.2
Proceeds from termination of interest rate swaps	–	–	7.6
Decrease (increase) in other assets	(1.2)	4.1	(1.0)
Cash flows used by investing activities	(4.5)	(2.9)	(205.3)
Financing			
Issue of shares, net of share issue costs (note 7)	–	–	121.1
Increase (decrease) in revolving loan and loan payable	(14.5)	(45.6)	60.1
Repayment of revolving operating loan	–	–	(47.1)
Proceeds on issuance of Class B senior secured notes (note 14)	98.4	–	–
Note exchange costs (note 14)	(8.3)	(2.2)	–
Deferred financing costs (note 14)	(4.5)	(0.9)	(5.5)
Repayment of non-recourse long-term debt	–	(75.7)	–
Proceeds from non-recourse long-term debt	–	95.0	–
Proceeds on termination of debt foreign currency contracts	–	34.7	–
Settlement on purchase of senior notes (note 14)	(9.2)	(26.9)	–
Increase (decrease) in other long-term debt	(1.0)	(1.0)	3.6
Cash flows provided (used) by financing activities	60.9	(22.6)	132.2
Cash and cash equivalents, increase in the year	12.3	78.1	5.0
Cash and cash equivalents, beginning of year	83.1	5.0	–
Cash and cash equivalents, end of year	$ 95.4	$ 83.1	$ 5.0
Supplemental disclosures:			
Income taxes paid	$ 0.4	$ 0.5	$ 0.8
Net interest paid	72.7	66.5	74.4
Non-cash exchange of 8.625% senior notes	(327.1)	–	–
Non-cash issuance of 11.0% senior notes	287.2	–	–
Non-cash difference in carrying value of senior notes on modification	39.9	–	–

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BUSINESS SEGMENTS

Year ended December 31, 2010 (In millions of Canadian dollars)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$ 700.1	$ 303.5	$ 225.0	$ –	$ 1,228.6
Inter-segment sales	–	–	23.4	(23.4)	–
Depreciation and amortization	79.6	25.4	14.3	–	119.3
Restructuring (note 20)	8.2	16.1	1.0	–	25.3
Impairment and other closure costs (note 5)	104.4	190.1	–	–	294.5
Operating earnings (loss)	(147.5)	(243.7)	23.7	–	(367.5)
Total assets	1,046.0	450.6	185.1	14.5	1,696.2
Additions to property, plant and equipment	9.1	1.8	0.3	–	11.2

Year ended December 31, 2009 (In millions of Canadian dollars)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$ 832.3	$ 320.6	$ 70.6	$ –	$ 1,223.5
Inter-segment sales	–	–	13.4	(13.4)	–
Depreciation and amortization	93.8	44.5	8.3	–	146.6
Restructuring (note 20)	11.7	3.0	3.2	–	17.9
Impairment (note 5)	–	17.4	–	–	17.4
Operating earnings (loss)	41.1	(70.3)	(11.6)	–	(40.8)
Total assets	1,291.3	574.3	207.8	17.4	2,090.8
Additions to property, plant and equipment	5.8	5.2	0.5	–	11.5

Year ended December 31, 2008 (In millions of Canadian dollars)	Specialty printing papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$ 1,011.9	$ 465.8	$ 389.0	$ –	$ 1,866.7
Inter-segment sales	–	–	36.8	(36.8)	–
Depreciation and amortization	100.6	37.3	27.9	–	165.8
Restructuring (note 20)	10.6	4.1	15.4	–	30.1
Impairment (note 5)	11.9	2.4	136.7	–	151.0
Operating earnings (loss)	39.5	6.0	(184.4)	–	(138.9)
Total assets	1,366.5	685.9	280.7	57.2	2,390.3
Additions to property, plant and equipment	24.2	15.1	2.6	–	41.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED GEOGRAPHIC BUSINESS SEGMENTS

Year ended December 31, 2010 (In millions of Canadian dollars)	Specialty printing papers		Newsprint		Pulp		Total	
Sales by shipment destination:								
Canada	$	103.0	$	35.1	$	0.2	$	138.3
United States		513.0		177.2		0.9		691.1
Asia and Australasia		30.6		35.2		222.1		287.9
Latin America		50.7		56.0		–		106.7
Europe and other		2.8		–		1.8		4.6
	$	700.1	$	303.5	$	225.0	$	1,228.6

Year ended December 31, 2009 (In millions of Canadian dollars)	Specialty printing papers		Newsprint		Pulp		Total	
Sales by shipment destination:								
Canada	$	106.9	$	40.3	$	0.3	$	147.5
United States		656.6		189.9		3.1		849.6
Asia and Australasia		26.9		40.8		49.0		116.7
Latin America		37.7		48.8		0.9		87.4
Europe and other		4.2		0.8		17.3		22.3
	$	832.3	$	320.6	$	70.6	$	1,223.5

Year ended December 31, 2009 (In millions of Canadian dollars)	Specialty printing papers		Newsprint		Pulp		Total	
Sales by shipment destination:								
Canada	$	138.0	$	58.8	$	12.6	$	209.4
United States		774.3		262.7		50.8		1,087.8
Asia and Australasia		28.5		72.0		194.3		294.8
Latin America		70.7		70.9		29.5		171.1
Europe and other		0.4		1.4		101.8		103.6
	$	1,011.9	$	465.8	$	389.0	$	1,866.7

As at December 31, (In millions of Canadian dollars)	2010		2009	
Property, plant and equipment by geographic location:				
Canada	$	1,127.8	$	1,492.8
United States		157.8		171.9
	$	1,285.6	$	1,664.7

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

1. NATURE OF OPERATIONS

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the "company") is a significant specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments.

Specialty printing papers	>	Manufacture and sale of mechanical specialty printing papers
Newsprint	>	Manufacture and sale of newsprint
Pulp	>	Manufacture and sale of long-fibre Northern Bleached Softwood Kraft ("NBSK") pulp. Prior to November 18, 2008, pulp segment included manufacture of short-fibre NBSK pulp and white top linerboard.

The company owns and operates four manufacturing facilities, three of which are located in the province of British Columbia ("B.C."), Canada and one in Arizona, U.S.A. Two other facilities, including a paper recycling facility, were permanently shut down during 2010 (note 5). Inter-segment sales consist of pulp transfers at cost up to December 31, 2009, and at market prices thereafter. The company has not restated its comparative numbers for this change in policy as the change is not material to the comparative numbers. However, this change could be material in future periods if pulp market prices increase or average costs decrease.

The primary market for the company's paper products is North America. The primary markets for the company's pulp products are Asia and Australasia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the company are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP"). The U.S. GAAP financial statements differ in certain respects from those that would be prepared in accordance with generally accepted accounting principles ("Canadian GAAP"). The company has included a reconciliation to Canadian GAAP for material recognition, measurement and presentation differences in note 33, *Reconciliation of United States and Canadian Generally Accepted Accounting Principles.*

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of the company's joint venture, Powell River Energy Inc. ("PREI"), a variable interest entity. All inter-company transactions and amounts have been eliminated on consolidation.

(b) Variable Interest Entities

Variable interest entities ("VIE") are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The company consolidates the accounts of VIEs where it has been determined that the company is the primary beneficiary, defined as the party that has the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and has an obligation to absorb losses and receive benefits of that VIE.

(c) Use of Estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, derivative financial instruments, pension and post-retirement benefits, bad debt and doubtful accounts, income taxes, restructuring costs, and commitment and contingencies, based on currently available information. Actual amounts could differ from estimates.

(d) Going Concern

The company is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the company's ability to continue as a going concern into the foreseeable future. The company has forecasted its cash flows for the next 12 months and believes that it has adequate liquidity in cash and available borrowings under its credit facilities to finance its operations without support from other parties over the next year. The company has concluded that substantial doubt does not exist as to the company's ability to continue as a going concern over the next fiscal year.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company and the Canadian paper industry in general have been adversely affected by the economic downturn in the United States over the past two years and the trend away from certain paper products to electronic media. The result has been overcapacity in the industry resulting in lower prices, higher costs due to production curtailments and a strong Canadian dollar which ultimately lowers revenues to the company. The company has permanently shut capacity in order to balance supply with demand and has worked with key stakeholders including suppliers, unions and municipalities to lower costs. The ability of the company to continue as a going concern in the long term will be dependent on the company's ability to achieve profitable operations that are sustainable and on the company's ability to renew long term debt and credit facilities as they become due. Based on management's future projections, the company expects its operations to be profitable in the future. However, these projections include assumptions for pulp and paper demand and prices, the Canadian dollar, input costs and other economic factors, many of which are beyond the company's control.

(e) Revenue Recognition

The company recognizes revenues upon shipment when persuasive evidence of an arrangement exists, prices are fixed or determinable, title of ownership has transferred to the customer and collection is reasonably assured. Sales are reported net of discounts, allowances and rebates.

(f) Shipping and Handling Costs

The company classifies shipping and handling costs to *Cost of sales, excluding depreciation and amortization* as incurred.

(g) Translation of Foreign Currencies

The majority of the company's sales are denominated in foreign currencies, principally U.S. dollars ("US$"). Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

The company has a foreign subsidiary that is considered to be self-contained and integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency. The foreign exchange gains and losses arising from the translation of the foreign subsidiary's accounts into Canadian dollars ("CDN$") are reported as a component of other comprehensive income (loss), as discussed in note 19, *Accumulated other comprehensive income (loss)*.

(h) Derivative Financial Instruments

The company uses derivative financial instruments in the management of foreign currency and price risk associated with its revenues, energy costs and long-term debt. It also uses interest rate swaps to manage its net exposure to interest rate changes. The company's policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The company accounts for its derivatives at fair value at each balance sheet date.

Effective January 1, 2010, the company changed its policy on the classification of foreign exchange gains and losses on the ineffective portion of its U.S. dollar revenue risk management instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on the translation of working capital balances denominated in foreign currencies. The respective foreign exchange gains and losses previously recognized in *Sales* are now recognized in *Other expense, net*. In addition, the company also changed its policy on the classification of changes in the fair value of all commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in *Sales* and *Cost of sales, excluding depreciation and amortization*. The changes in the fair value related to these instruments are now recognized in *Other expense, net*. The new policies adopted are considered preferable as they increase the transparency of the economic hedging activity. These changes were applied retrospectively. For the year ended December 31, 2009, the above changes resulted in an increase of $21.8 million to *Sales* and $2.1 million to *Cost of sales, excluding depreciation and amortization*, with an offsetting increase of $19.7 million to *Other expense, net*.

Effective April 1, 2010, the company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes. The effective portion of gains or losses accumulated as at March 31, 2010 on its previously designated U.S. dollar revenue risk management instruments are continuing to be recorded in the same income statement line items as the hedged item in *Sales.* In a cash flow hedge, the changes in fair value of derivative financial instruments are recorded in *Other comprehensive (income) loss*. These amounts are reclassified in the consolidated statement of earnings (loss) in the periods in which results are affected by the cash flows of the hedged item. Any hedge ineffectiveness is recorded in the consolidated statement of earnings (loss) when incurred. Prior to April 1, 2010, the company designated the hedge relationship and formally documented, at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness

Amounts expressed in millions of Canadian dollars, except where otherwise stated

was assessed. Risk management strategies and relationships were assessed on an ongoing basis to ensure each derivative instrument was effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

In a fair value hedge, hedging instruments are carried at fair value, with changes in fair value recognized in the consolidated statement of earnings (loss). The changes in fair value of the hedged item attributable to the hedged risk is also recorded in the consolidated statement of earnings (loss) by way of a corresponding adjustment of the carrying amount of the hedged items recognized on the balance sheet.

In hedges of the foreign currency exposure of net investments in foreign subsidiaries that are self-contained and integrated within a particular country, gains and losses on translation are deferred in a separate component of shareholders' equity to be recognized in net earnings upon sale or upon complete or substantially complete liquidation of the net investment in the foreign subsidiary.

Cash flows from derivative financial instruments are classified, in general, to "Operations" on the consolidated statement of cash flows consistent with the hedged transaction. Cash flows resulting from termination of interest rate swaps are classified as "Investing activities".

(i) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at fair value.

(j) Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of three-month moving average cost or market. Wood chips, pulp logs and other raw materials are valued at the lower of cost or market. For raw materials to be used in the production of finished goods, market is determined on an as-converted-to-finished-goods basis. Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost. Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead, and depreciation and amortization costs. In addition, cost includes freight costs to move inventory off site.

(k) Repairs and Maintenance Costs

Repairs and maintenance, including costs associated with planned major maintenance, are charged to *Cost of sales, excluding depreciation and amortization* as incurred.

(l) Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization, including asset impairment charges. Interest costs for capital projects are capitalized. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% – 5.0%
Paper machinery and equipment	5.0% – 10.0%
Pulp machinery and equipment	10.0% – 20.0%

During periods of major production interruption on assets with economic lives greater than five years, an obsolescence amount of 50% of normal depreciation was charged on manufacturing machinery and equipment prior to September 30, 2010. During the fourth quarter of 2010, the company re-evaluated its estimate of the effect of depreciation during major production interruption on assets with lives greater than five years. The company concluded that, due to changing economic factors and conditions, it is more likely that these assets continue to depreciate fully when not in use. The company considers this a change in estimate, which has been adopted prospectively in the fourth quarter of 2010.

No depreciation is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are expensed as incurred.

Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.

When property, plant and equipment are sold by the company, the historical cost less accumulated depreciation and amortization is netted against the sale proceeds and the difference is included in *Other expense, net.*

(m) Impairment of Long-lived Assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

(n) Environmental Costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of *Property, plant and equipment*, and depreciation and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(o) Asset Retirement Obligations

Asset retirement obligations are recognized at fair value in the period in which the company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

The company's obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation. That is, the company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The company's asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the company's mills, due in part to the company's maintenance procedures, and the fact that the company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the company's mills is indeterminate. As a result, the company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.

(p) Deferred Financing Costs

Deferred costs related to the company's long-term debt are included in *Other assets* and amortized using the effective interest rate method over the legal life of the related liability. Financing costs associated with modifications of long-term debt are expensed as incurred.

(q) Stock-based Compensation and Other Stock-based Payments

Stock options and restricted share units granted to the company's key officers, directors and employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award's vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to *Common stock* together with any related stock-based compensation expense. Performance and time based share-based payments are amortized over their vesting periods when it is probable that the performance conditions will be satisfied.

Deferred share units are accounted for using the quoted market value at each reporting period until settlement, and are amortized over their vesting periods.

(r) Income Taxes

Income taxes are accounted for using the asset and liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

(s) Deferred Credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to *Income tax recovery* in the consolidated statement of earnings (loss) during the period that the acquired tax asset is utilized.

(t) Employee Future Benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. The company also sponsors other post-retirement benefit plans, covering heath and dental benefits. The company recognizes assets or liabilities for the respective overfunded or underfunded statuses of its defined benefit pension plans and other post-retirement benefit plans on its consolidated balance sheet. Changes in the funding statuses that have not been recognized in the company's net periodic benefit costs are reflected in *Other comprehensive income (loss)* in the company's consolidated balance sheet. Net periodic benefit costs are recognized as employees render the services necessary to earn the pension and other post-retirement benefits.

The estimated cost for pensions and other employee future benefits provided to employees by the company is accrued using actuarial techniques and assumptions during the employees' active years of service. The net periodic benefit cost includes:

> the cost of benefits provided in exchange for employees' services rendered during the year;

> the interest cost of benefit obligations;

> the expected long-term return on plan assets based on the fair value for all asset classes;

> gains or losses on settlements or curtailments;

> the straight-line amortization of prior service costs and plan amendments included in accumulated other comprehensive income ("AOCI") over the expected average remaining service lifetime ("EARSL") of employees who are active as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average remaining life expectancy of the former employees (amortized over five years for periods prior to December 31, 2008); and

> the straight-line amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the EARSL of the active employees who are active as of the date such amounts are recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees (amortized over five years for periods prior to December 31, 2008).

The defined benefit plan obligations are determined in accordance with the projected benefit method, prorated on services.

Amounts paid to the company's defined contribution plans for salaried employees and to multi-employer industry-wide pension plans are expensed as incurred.

(u) Earnings Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to the company for the period by the weighted average number of company common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

(v) Comparative Figures

Comparative figures disclosed in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year.

3. RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In June 2009, the Financial Accounting Standards Board ("FASB") further amended the Consolidation Topic of the Accounting Standards Codification, as it relates to the consolidation of VIEs. The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Qualified special-purpose entities are no longer exempt from consolidation requirements. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The amendments to this Topic become effective on January 1, 2010. The company has assessed the impact of these amendments and has determined that these amendments have no impact on the company's consolidated financial statements or disclosures as the company continues to be the primary beneficiary in PREI.

In February 2010, the FASB amended its guidance on subsequent events contained in the Accounting Standards Codification. The amendments eliminate the requirement to disclose the date through which an entity has evaluated subsequent events. The company adopted the amended guidance in its consolidated financial statement disclosures for its interim financial statements for periods beginning on or after January 1, 2010.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

4. CHANGES IN FUTURE ACCOUNTING STANDARDS

There were no new pronouncements issued by the FASB that may materially impact the company's consolidated financial statements for future periods.

5. MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS

The company reviews its long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The company tests for impairment using a two-step methodology as follows:

(i) determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii) if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 76% of total assets as at December 31, 2010. If future developments were to differ adversely from management's best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

2010

As a result of the decision to permanently close the company's Elk Falls paper mill and paper recycling operation in September 2010, the company recorded a $304.2 million charge for related impairment, severances and other closure costs. The Elk Falls mill had been indefinitely curtailed since February 2009 and the paper recycling facility was indefinitely idled in February 2010.

The following table provides the components of the impairment, severances and other closure costs:

Property, plant and equipment	$ 272.5
Operating and maintenance supplies and spare parts inventory (note 9)	20.3
	292.8
Less: impairment previously recorded on paper assets (prior to announcement of permanent closure)	(12.0)
Severances	9.7
Other closure costs – operating lease at paper recycling operation	13.7
Total	$ 304.2
Classification in consolidated statement of earnings (loss):	
Impairment and other closure costs	$ 294.5
Restructuring	9.7
	$ 304.2

During the fourth quarter of 2010, the company assessed whether there were any impairment indicators present that would require the company to perform a detailed recovery test with respect to its pulp and paper assets. The company determined that there were no new impairment indicators at the end of 2010 compared to the impairment indicators that existed at the end of 2009. As a result, the company reviewed its detailed recovery test performed at the end of 2009 and determined that the cash flow analysis performed at that time on the company's assets still in operation at the end of 2010 (excluding Elk Falls and the paper recycling operation shut down in 2010) indicated a significant excess of undiscounted cash flows over the net book value of the assets. In addition, the company reviewed the major assumptions used in the 2009 detailed recovery test and determined that, on an overall basis, the assumptions used were more conservative than the assumptions that would be used in a new impairment test. On that basis, the company determined that a new detailed recovery test was not required for 2010. The assumptions used in the 2009 impairment analysis are detailed below.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

2009

During the fourth quarter of 2009, as a result of the severity of the decline in demand for the company's products, the company conducted step (i) of the impairment test on its pulp and paper assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending. The assumptions were derived from information generated internally, independent industry research firms, and other external published reports and forecasts. The useful life of the company's assets was estimated at 20 years for paper assets and 10 years for pulp assets. Product sales prices and foreign exchange assumptions for 2010 of CDN$1.00 = US$0.95 were based on management's best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2012 to 2013 were based on forecasts prepared by Resource Information Systems Inc., an independent external firm. The foreign exchange assumption was CDN$1.00 = US$0.93 in 2011 declining to CDN$1.00 = US$0.89 by 2013. Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long-term expected foreign exchange rate of CDN$1.00 = US$0.88. Step (i) of the impairment test demonstrated that an impairment charge for the pulp and paper assets was not required as the estimated undiscounted cash flows exceeded the carrying values.

In anticipation of declining North American newsprint demand, the company had accelerated depreciation on certain paper machines over the past few years and in the fourth quarter of 2009, the company recorded an impairment charge of $17.4 million on certain of its paper machines to reflect the excess capacity in a number of its machines pursuant to high levels of indefinite curtailment.

2008

During 2008, the company recorded an impairment charge of $136.4 million on assets related to its Elk Falls pulp mill and white top linerboard operation, of which $129.0 million related to property, plant and equipment and $7.4 million related to supplies and spare parts inventory. The Elk Falls pulp mill and white top linerboard operation was permanently closed on November 18, 2008 as a result of the ongoing unavailability of sawdust fibre. In addition, the company also recorded a $14.6 million asset impairment charge in 2008 on certain specific mill assets that were no longer in use or where the net realizable value had decreased due to the current weak economic environment.

6. VARIABLE INTEREST ENTITIES

The company has a 50.001% interest in PREI and consolidates 100% of it as PREI is a VIE in which the company is the primary beneficiary. PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 megawatts. The company purchases 100% of the power generated by PREI.

The company has limited access to PREI's assets, which generally take the form of interest on loans, management fees and earnings distributions based on the company's interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Condensed financial information with respect to PREI is as follows:

Years ended December 31,	2010	2009	2008
Condensed statements of earnings (loss)			
Sales – affiliate [1]	$ 20.5	$ 16.7	$ 18.6
Cost of sales, excluding depreciation and amortization	6.5	6.3	4.9
Depreciation and amortization	7.4	3.2	3.2
	13.9	9.5	8.1
Operating earnings	6.6	7.2	10.5
Interest expense	(8.8)	(9.0)	(7.7)
Interest expense – affiliate [1]	(2.1)	(2.9)	(2.7)
Other expense, net	0.1	0.1	0.5
Income tax recovery	1.6	2.2	1.0
Net earnings (loss)	(2.6)	(2.4)	1.6
Other comprehensive income (loss)	0.2	(1.2)	–
Total comprehensive income (loss) [2]	$ (2.4)	$ (3.6)	$ 1.6

As at December 31,	2010	2009
Condensed balance sheets		
Current assets		
Cash and cash equivalents	$ 3.4	$ 5.5
Other	2.6	2.0
Property, plant and equipment	108.1	112.8
	$ 114.1	$ 120.3
Current liabilities		
Accounts payable and accrued liabilities	$ 4.1	$ 5.5
Long-term debt (note 14)	113.8	112.9
Long-term debt – affiliate [1]	20.8	20.8
Future income taxes	15.7	17.1
Deficit [2]	(40.3)	(36.0)
	$ 114.1	$ 120.3

1 Balances with Catalyst Paper Corporation.

2 50% is included in the company's non-controlling interest (deficit) balances.

The company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or, if the entity is a VIE, whether the company is the primary beneficiary. The company has entered into a building lease agreement with this potential VIE whereby the company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2010, the principal amount of the mortgage was $6.4 million (2009 – $7.9 million). This agreement does not increase the company's liability beyond the obligation under the building lease.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

7. ACQUISITION OF SNOWFLAKE RECYCLE NEWSPRINT MILL

On April 10, 2008, the company completed the acquisition of a recycled newsprint mill in Snowflake, Arizona. Cash consideration paid was $172.2 million and was financed, in part, through a rights offering resulting in the issuance of 167,069,361 subscription receipts and proceeds of $121.1 million, net of share issue costs. The balance of the purchase price for the acquisition was funded by drawings of $48.7 million under the company's revolving operating facility and $2.4 million realized from the settlement of favourable foreign currency forward contracts. Under the rights offering, each holder of record of the company's common shares as of the close of business on the record date of March 11, 2008 received one right for each common share held. Each 1.285 rights entitled the holder to purchase one subscription receipt of the company for an exercise price of $0.75 per subscription receipt. Each subscription receipt was converted into one fully paid common share of the company concurrent with the closing of the Snowflake acquisition.

The acquisition was accounted for using the purchase method of accounting and the results of the Snowflake recycled newsprint mill have been included in consolidated earnings of the company since the date of acquisition, April 10, 2008.

The following amounts have been assigned to the assets and liabilities acquired, based on an estimate of their fair value as at April 10, 2008, and are subject to revision for twelve months from the date of the acquisition:

Assets acquired	
Current assets	$ 18.1
Property, plant and equipment	172.1
Other assets	0.5
	190.7
Liabilities assumed	
Current liabilities	(18.1)
Employee future benefits	(0.4)
Fair value of net assets acquired	$ 172.2
Consideration paid	
Cash, including transaction costs	$ 172.2

The company's Snowflake mill is self-contained and integrated within its foreign jurisdiction. Accordingly, the current rate method is used for the translation of its financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period. Exchange gains and losses arising from the current rate method of translation are deferred in a separate component of AOCI in shareholders' equity. Such gains and losses will be included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a complete or substantially complete liquidation on sale of the investment in the foreign subsidiary.

The company has designated a portion of its foreign currency denominated long-term debt as an effective hedge of this foreign subsidiary. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of AOCI in shareholders' equity to be recognized in net earnings upon sale or upon complete or substantially complete liquidation on sale of the net investment in the foreign subsidiary.

The foreign exchange translation adjustment account reflects the net changes in the respective book values of the company's investment in Snowflake due to exchange rate fluctuations since the date of acquisition.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

8. ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2010	2009
Trade receivables	$ 112.7	$ 98.7
Less: allowance for doubtful accounts	(3.0)	(3.7)
	109.7	95.0
Sales taxes receivable	5.7	2.3
Other receivables	5.2	4.2
	$ 120.6	$ 101.5

9. INVENTORIES

The components of inventories at December 31 were as follows:

	2010	2009
Finished goods		
Specialty printing papers	$ 24.4	$ 19.7
Newsprint	5.7	11.5
Pulp	4.6	6.4
Total finished goods	34.7	37.6
Work-in-progress	0.9	0.5
Raw materials – wood chips, pulp logs and other	23.7	36.4
Operating and maintenance supplies and spare parts (note 5)	80.6	103.8
	$ 139.9	$ 178.3

At December 31, 2010, the company had applied write-downs of $0.2 million to finished goods inventory (2009 – $1.7 million) and $0.4 million to raw materials inventory (2009 – $3.6 million).

10. PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2010	2009
Property taxes, insurance and licences	$ 2.3	$ 1.9
Derivative financial instruments	8.0	15.9
Future income tax assets (note 17)	14.3	4.8
Other	3.1	2.6
	$ 27.7	$ 25.2

Amounts expressed in millions of Canadian dollars, except where otherwise stated

11. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 were as follows:

2010	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land			
Specialty printing papers and newsprint	$ 583.0	$ 312.1	$ 270.9
Pulp	100.5	89.4	11.1
Machinery and equipment			
Specialty printing papers and newsprint	2,752.6	1,856.2	896.4
Pulp	781.6	674.4	107.2
	$ 4,217.7	$ 2,932.1	$ 1,285.6

2009	Cost	Accumulated depreciation, amortization and impairment	Net book value
Buildings and land			
Specialty printing papers and newsprint	$ 585.7	$ 292.8	$ 292.9
Pulp	100.9	88.4	12.5
Machinery and equipment			
Specialty printing papers and newsprint	2,756.6	1,528.8	1,227.8
Pulp	782.3	650.8	131.5
	$ 4,225.5	$ 2,560.8	$ 1,664.7

At December 31, 2010, a net carrying amount of $10.4 million (2009 – $11.3 million) included in machinery and equipment is held under capital leases, $15.1 million for cost (2009 – $15.2 million) and $4.7 million for accumulated depreciation and amortization (2009 – $3.9 million).

Interest capitalized in connection with capital projects was nil for both 2010 and 2009.

During 2010, the company recorded a $260.5 million impairment charge on the closure of its Elk Falls operations and Coquitlam paper recycling facility, net of $12.0 million in related impairment charges recorded in 2009 (note 5). In 2009, the company recorded a $17.4 million charge against its pulp and paper assets to reflect the excess capacity in a number of its machines pursuant to high levels of indefinite curtailment.

12. OTHER ASSETS

The components of other assets at December 31 were as follows:

	2010	2009
Deferred financing costs	$ 13.0	$ 10.7
Deferred charges and other	10.7	9.6
Derivative financial instruments	3.1	3.1
Accrued benefit asset – pension plan (note 15)	0.2	0.2
Future income tax assets (note 17)	–	14.4
	$ 27.0	$ 38.0

Amounts expressed in millions of Canadian dollars, except where otherwise stated

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2010	2009
Trade payables	$ 87.3	$ 83.2
Accrued payroll and related liabilities	35.4	34.7
Accrued interest	11.1	10.8
Accrued benefit obligation – pension plan (note 15)	11.7	6.7
Accrued benefit obligation – other employee future benefit plans (note 15)	6.9	7.3
Property taxes in arrears and related penalties	4.4	15.1
Restructuring (note 20)	3.1	5.2
Lease obligation – paper recycling – current portion (note 5)	2.7	–
Payables related to capital projects	1.5	2.3
Other	7.5	8.0
	$ 171.6	$ 173.3

14. LONG-TERM DEBT

The company's long-term debt at December 31 was as follows:

	2010	2009
Recourse		
Senior notes, 8.625% due June 2011 (US$26.0 million; December 31, 2009 – US$354.2 million)	$ 25.9	$ 371.6
Senior notes, 7.375% due March 2014 (US$250.0 million; December 31, 2009 – US$250.0 million)	251.6	265.4
Senior secured notes, 11.0% due December 2016 (US$280.4 million)	278.9	–
Modification – difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange	36.2	–
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million)	94.3	–
	686.9	637.0
Revolving asset-based loan facility of up to $330.0 million due August 2013	–	14.5
Capital lease obligations	10.2	11.2
	697.1	662.7
Non-recourse (note 6)		
First mortgage bonds, 6.447% due July 2016	95.0	94.1
Subordinated promissory notes	18.8	18.8
	113.8	112.9
Total debt	810.9	775.6
Less: current portion	(27.0)	(1.0)
Total long-term debt	$ 783.9	$ 774.6

Amounts expressed in millions of Canadian dollars, except where otherwise stated

On March 10, 2010, the company issued US$280.4 million of new 11.0% senior secured notes, due December 2016 ("2016 Class A Notes") in exchange for US$318.7 million of its 8.625% senior unsecured notes due June 2011 ("2011 Notes"). The company issued US$880.0 in principal amount of the 2016 Class A Notes for each US$1,000 in principal amount of the 2011 Notes exchanged. As the cash flows of the principal and interest on a discounted basis over the life of the outstanding 2016 Class A Notes issued did not differ by more than 10% compared to the cash flows of the principal and interest on a discounted basis over the life of the 2011 Notes, the 2016 Class A Notes were accounted for as a modification of the 2011 Notes. Accordingly, the 2016 Class A Notes were recorded at the carrying value of the 2011 Notes exchanged for US$318.7 million. The excess of US$38.3 million of the carrying value of the 2011 Notes exchanged over the principal amount of the 2016 Class A Notes issued remained as part of the carrying value of the debt on the balance sheet and is being amortized as a reduction of interest expense, under the effective interest rate method, until the maturity of the 2016 Class A Notes. As the exchange was accounted for as a modification, the legal and other non-finance expenses of $10.5 million associated with the exchange were expensed, of which $8.3 million was expensed in the year ended December 31, 2010 (2009 – $2.2 million).

In September 2010, the company purchased US$9.5 million of its 2011 Notes, for cash consideration of US$8.9 million and recorded a gain of $0.6 million on the cancellation of this debt. As of December 31, 2010, US$26.0 million of 2011 Notes remain outstanding. In 2009, the company purchased and cancelled US$45.8 million of its 2011 Notes, for cash consideration of $26.9 million and recorded a net gain of $30.7 million.

On May 19, 2010, the company issued US$110.0 million of Class B 11.0% senior secured notes due December 15, 2016 ("2016 Class B Notes") at 86% of the principal amount in a private placement generating net proceeds of $93.9 million, after financing costs of $4.5 million.

The indentures governing the company's senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. Pursuant to a consent solicitation conducted concurrently with the exchange offer, substantially all of these restrictive covenants were eliminated with respect to the 2011 Notes that remain outstanding after the exchange, although certain covenants, including restrictions on the creation of liens and certain assets sales, remain applicable to the 2011 Notes. Collateral provided on the 2016 Class A Notes and 2016 Class B Notes (collectively "2016 Notes") consists of a first charge on substantially all of the assets of the company, other than the ABL First Charge Collateral as described below (the "2016 Notes First Charge Collateral") and a second charge on the ABL First Charge Collateral. The indentures governing the 7.375% senior notes, due March 2014, ("2014 Notes") and the 2016 Notes limit the ability of the company to incur debt, other than *permitted debt*, while the company cannot meet a fixed charge coverage ratio of 2.0:1. The company's fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 0.4:1 at December 31, 2010 (December 31, 2009 – 1.5:1).

Under the indentures for the 2014 Notes and 2016 Notes, *permitted debt* includes (a) the company's existing 2011 and 2014 Notes; (b) a credit facility basket in an amount equal to the greater of (i) $725.0 million and (ii) the sum of 85% of the book value of the company's accounts receivable, 60% of the book value of the company's inventory and $375.0 million, against which the company's utilization of the $330.0 million ABL Facility applies to this basket under both the 2014 Note Indenture and 2016 Note Indentures, the 2016 Notes apply to this basket under the 2014 Note Indenture and the 2016 Class B Notes reduce this basket under the 2016 Note Indentures; (c) purchase money debt and capitalized lease obligations in an amount equal to 7.5% of the company's consolidated tangible assets; (d) a $100.0 million general basket; and (e) a $5.0 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers' acceptances and surety bonds. In addition, the indenture governing the 2016 Notes includes a limitation of US$411.7 million on the amount of 2016 Notes and additional debt that can be secured on a pari passu basis with the 2016 Notes, and restricts the ability of the company to repurchase the 2014 Notes prior to their maturity unless, among other things, the company has available liquidity under the ABL Facility and cash on hand of at least $100.0 million. The company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments baskets is positive. The restricted payments baskets under the 2014 Notes and 2016 Notes were negative $302.2 million and negative $86.2 million, respectively, as at December 31, 2010, as a result of accumulated losses in recent years (December 31, 2009 – negative $176.0 million and $nil, respectively).

The security for the ABL Facility and the related derivatives facilities consists of a first charge on the accounts receivable, inventory and cash of the company and on the Snowflake mill property, plant and equipment and related rail operation (collectively, the "ABL First Charge Collateral") and a second charge on the 2016 Notes First Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable, eligible inventory and a value ascribed to the Snowflake mill fixed assets, less certain reserves. Effective October 7, 2010, the covenant that no more than US$17.7 million of the 2011 Notes can remain outstanding by March 15, 2011 was replaced by an additional reserve from the borrowing base for the amount of the 2011 Notes outstanding in excess of US$17.7 million. The borrowing base at December 31, 2010 includes a reserve of $4.4 million for unpaid property taxes and associated penalties and a reserve of $8.3 million for the 8.625% notes representing the 2011 Notes outstanding in excess of US$17.7 million. A reserve

Amounts expressed in millions of Canadian dollars, except where otherwise stated

may also be imposed for vacation pay obligations, which as at December 31, 2010 were $21.6 million, if Excess Availability (as defined in the ABL Facility) is below $75.0 million. Excess Availability was $129.0 million at December 31, 2010. As at December 31, 2010, the borrowing base under the ABL Facility was $152.4 million. After deducting outstanding drawings of $nil, outstanding letters of credit of $23.4 million, and the $35.0 million minimum Excess Availability covenant, $94.0 million was available to be drawn by the company under the ABL Facility. The company also had an additional $95.4 million of cash on hand at December 31, 2010.

The financial covenants applicable under the ABL Credit Agreement must be maintained based upon the company's financial results prepared under Canadian GAAP and include covenants to (a) maintain shareholders' equity above $346.2 million as at December 31, 2010; (b) maintain Excess Availability of not less than $35.0 million; and (c) not make capital expenditures in any fiscal year in an amount which exceeds 120% of the budgeted capital expenditures for such fiscal year. The minimum equity requirement is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations. At December 31, 2010, as calculated under the ABL Facility under Canadian GAAP, shareholders' equity was $476.5 million (December 31, 2009 – $881.4 million).

The ABL Facility also contains a number of covenants that, among other things, place restrictions on matters customarily restricted in such facilities, including indebtedness which encompasses guarantee obligations, liens, fundamental changes, investments, derivative transactions, sales of assets, changes in fiscal periods, environmental activity, negative pledges, subsidiary distributions and changes in lines of business as well as restrictions on voluntary prepayments of certain debt, including the senior notes, unless Excess Availability of at least $65.0 million is maintained. The ABL Facility contains customary events of default, including failure to pay principal or interest when due, failure to comply with or observe key covenants, adverse judgments, seizures of property, material adverse change, auditors' going concern qualification, and change in control.

At December 31, 2010, the company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes.

Non-recourse debt is debt owed by the company's subsidiary PREI. The company has a 50.001% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the company is the primary beneficiary.

Scheduled total debt repayments	Recourse debt	Non-recourse debt (PREI)
2011	$ 26.9	$ –
2012	4.0	–
2013	3.8	–
2014	250.0	–
2015	–	–
Thereafter	388.3	113.8
	$ 673.0	$ 113.8

The company's long-term debt is recorded at amortized cost. The following table provides information about management's best estimate of the fair value of the company's debt:

	December 31, 2010		December 31, 2009	
	Carrying value	Fair value	Carrying value	Fair value
Recourse	$ 697.1	$ 585.5	$ 662.7	$ 472.3
Non-recourse	113.8	120.1	112.9	113.8

The fair value of the company's long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments. The fair value of the company's recourse debt related to the ABL Facility and non-recourse debt related to the first mortgage bonds is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity. In measuring fair value, the company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

15. EMPLOYEE FUTURE BENEFITS

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees. In February 2010, the company announced changes to its benefit plans for current retirees which included the replacement of the current extended health benefits program with provision of the lower cost program available to employees in active employment. The reduction in the benefit obligation resulting from the plan changes of $21.3 million was recognized as a negative plan amendment during the year. The company also made the decision to permanently close Elk Falls mill during the year (note 5) and the related reduction in the benefit obligation from the plan curtailment amounting to $9.7 million was recognized with a corresponding increase to other comprehensive income.

Defined Contribution Plans

For the defined contribution segment, the company's contributions are based on a percentage of an employee's earnings with the company's funding obligations being satisfied upon crediting contributions to an employee's account. The pension expense under the defined contribution payment is equal to the company's contribution.

Defined Benefit Plans

The defined benefit segment provides a pension based on years of service and earnings. Benefits accrued under the defined benefit segment of the plan for service prior to January 1, 2010 will remain in the defined benefit plan and will continue to be eligible for future salary growth and early retirement subsidies.

The company measures the fair value of plan assets and the projected benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2007, and the next required valuation is as of December 31, 2010 (not completed at the financial statement release date).

Components of net periodic benefit cost recognized in the year

Pension benefit plans	2010	2009	2008
Defined benefit plan			
Service cost for the year	$ 2.1	$ 3.3	$ 5.2
Interest cost	20.5	22.2	19.3
Expected return on assets	(16.2)	(15.4)	(19.3)
Recognition of restructuring program (note 20)	–	5.6	7.5
Amortization of unrecognized items:			
Actuarial (gains) losses	6.3	3.7	(0.2)
Prior service costs	0.4	0.5	5.1
Transition asset	–	0.3	–
	13.1	20.2	17.6
Defined contribution plan			
Service cost for the year	3.5	5.2	5.5
Multi-employer industry-wide pension plan service cost for the year	9.8	10.7	15.5
Net periodic benefit cost for pension benefit plans	$ 26.4	$ 36.1	$ 38.6

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Other benefit plans	2010	2009	2008
Service cost for the year	$ 2.0	$ 2.3	$ 4.6
Interest cost	10.0	11.2	11.5
Amortization of unrecognized items:			
Actuarial (gains) losses	0.2	(0.7)	1.8
Prior service credits	(3.6)	(0.2)	(0.2)
Net periodic benefit cost for other benefit plans	$ 8.6	$ 12.6	$ 17.7

Change in Projected Defined Benefit Plan Obligation and Fair Value of Plan Assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans		Other benefit plans	
	2010	2009	2010	2009
Change in benefit obligation				
Projected benefit obligation at beginning of year	$ 360.7	$ 334.3	$ 189.3	$ 163.7
Service cost for the year	2.1	3.3	2.0	2.3
Interest cost	20.5	22.2	10.0	11.2
Employee contributions	0.1	0.3	–	–
Transfers in from other plans	–	0.2	–	–
Benefit payments	(34.5)	(32.5)	(7.9)	(7.3)
Recognition of restructuring program (note 20)	–	5.6	–	–
Prior service (credits) costs	–	–	(21.3)	(17.2)
Curtailment gain recognized	(2.0)	(0.5)	(7.7)	–
Actuarial losses (gains) and other adjustments	32.5	27.8	(9.9)	36.6
Projected benefit obligation at end of year	$ 379.4	$ 360.7	$ 154.5	$ 189.3
Change in plan assets				
Fair value of defined benefit plan assets at beginning of year	$ 241.6	$ 220.6	$ –	$ –
Actual return on plan assets	25.3	32.3	–	–
Employee contributions	0.1	0.3	–	–
Company contributions	14.3	21.4	7.9	7.3
Other	(0.4)	(0.5)	–	–
Benefit payments	(34.5)	(32.5)	(7.9)	(7.3)
Fair value of assets at end of year	$ 246.4	$ 241.6	$ –	$ –

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans		Other benefit plans	
	2010	2009	2010	2009
Projected benefit obligation at end of year	$ 379.4	$ 360.7	$ 154.5	$ 189.3
Fair value of plan assets at end of year	246.4	241.6	–	–
Funded status	$ (133.0)	$ (119.1)	$ (154.5)	$ (189.3)

	Pension benefit plans		Other benefit plans	
	2010	2009	2010	2009
Other assets (note 12)	$ 0.2	$ 0.2	$ –	$ –
Accounts payable and accrued liabilities (note 13)	(11.7)	(6.7)	(6.9)	(7.3)
Employee future benefits	(121.5)	(112.6)	(147.6)	(182.0)
	$ (133.0)	$ (119.1)	$ (154.5)	$ (189.3)

As at December 31, 2010, of the total funding deficit of $133.0 million (2009 – $119.1 million) in the company's various defined benefit pension plans, $68.3 million (2009 – $49.4 million) is related to funded defined benefit pension plans and $64.7 million (2009 – $69.7 million) to "pay-as-you-go" unfunded defined benefit pension plans. In addition, all of the other post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $154.5 million at December 31, 2010 (2009 – $189.3 million) related to "pay-as-you-go" plans.

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (loss)

	Pension benefit plans		Other benefit plans	
	2010	2009	2010	2009
Prior year service credits (costs)	$ (2.6)	$ (3.1)	$ 22.6	$ 12.0
Accumulated gain (loss)	(68.0)	(60.1)	1.6	(9.7)
Accumulated other comprehensive income (loss)	$ (70.6)	$ (63.2)	$ 24.2	$ 2.3

Amounts before taxes included in other comprehensive income (loss)

	Pension benefit plans		Other benefit plans	
	2010	2009	2010	2009
Amortization of employee future benefits	$ 6.3	$ 10.1	$ (3.4)	$ (0.8)
Net gain (loss)	(21.9)	(16.2)	38.5	(19.9)
Net amount recognized in other comprehensive income (loss)	$ (15.6)	$ (6.1)	$ 35.1	$ (20.7)

An estimated amount of $5.7 million of losses for pension plans and $3.3 million of gains for other benefit plans will be amortized from accumulated other comprehensive income (loss) to net periodic benefit cost in 2011.

Estimated Future Benefit Payments

Total cash payments for employee future benefits for the year ended December 31, 2010, consisting of cash contributed by the company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer industry-wide plan, was $35.5 million (2009 – $44.6 million). During 2011, the company expects to contribute approximately $36.4 million to all of the above pension plans and approximately $7.1 million to its other benefit plans.

The following table presents estimated future benefit payments from the plans as of December 31, 2010. Benefit payments for other post-retirement benefits are presented net of retiree contributions.

	Pension benefit plans	Other benefit plans
2011	$ 41.3	$ 7.1
2012	30.2	7.5
2013	29.6	7.9
2014	29.4	8.3
2015	29.1	8.7
2016 - 2020	138.3	51.0

Plan Assets Allocation

The asset allocation for the company's defined benefit pension plans, by asset category, was as follows:

Plan assets at December 31,	2010	2009
Equity securities	61.9%	60.8%
Fixed income securities	38.1%	39.2%
Total	100.0%	100.0%

Fair Value of Plan Assets

The following tables present information about the fair value of pension and other benefit plan assets:

As at December 31, 2010	Total	Level 1	Level 2	Level 3
Asset category				
Cash and cash equivalents	$ 2.7	$ 2.7	$ –	$ –
Equity securities:				
Global equity pooled funds [1]	96.5	–	96.5	–
Canadian equity pooled funds [2]	50.1	–	50.1	–
U.S. equity pooled funds [3]	3.3	–	3.3	–
Balanced equity pooled funds [4]	0.5	–	0.5	–
Fixed income securities:				
Canadian long bond pooled funds [5]	45.3	–	45.3	–
Canadian bond pooled funds [5]	45.3	–	45.3	–
U.S. bond pooled funds [6]	2.1	–	2.1	–
Forward currency contracts [7]	0.6	–	0.6	–
Total	$ 246.4	$ 2.7	$ 243.7	$ –

Amounts expressed in millions of Canadian dollars, except where otherwise stated

| | | Fair value hierarchy | | |
As at December 31, 2009	Total	Level 1	Level 2	Level 3
Asset category				
Cash and cash equivalents	$ 2.7	$ 2.7	$ –	$ –
Equity securities:				
Global equity pooled funds [1]	94.5	–	94.5	–
Canadian equity pooled funds [2]	46.5	–	46.5	–
U.S. equity pooled funds [3]	3.2	–	3.2	–
Balanced equity pooled funds [4]	0.5	–	0.5	–
Fixed income securities:				
Canadian long bond pooled funds [5]	45.1	–	45.1	–
Canadian bond pooled funds [5]	45.4	–	45.4	–
U.S. bond pooled funds [6]	2.3	–	2.3	–
Forward currency contracts [7]	1.4	–	1.4	–
Total	$ 241.6	$ 2.7	$ 238.9	$ –

1   This category includes investments in pooled funds that aim to achieve long-term capital growth by investing primarily in equity securities of companies that may be located anywhere in the world, excluding Canada. Fund performance is benchmarked against the MSCI World excluding Canada (Cdn$) Index.

2   This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of Canadian companies. Fund performance is benchmarked against the S&P/TSX Capped Composite Index.

3   This category includes investments in pooled funds that invest in well-diversified portfolios of equity securities of U.S. companies, $2.5 million (2009 – $2.5 million) of which is invested in pooled funds that primarily invest in equity securities of U.S. large-capitalization companies, and $0.8 million (2009 – $0.7 million) of which is invested in pooled funds that primarily invest in equity securities of U.S. small- and medium-capitalization companies. The former fund is benchmarked against the S&P 500 Index, and the latter is benchmarked against the Russell 2000 Index.

4   This category includes investments in pooled funds that invest in a well-diversified, balanced portfolio of Canadian common stocks, bonds, and money market securities. The fund also holds a portion of its assets in foreign common stock. Fund performance is benchmarked against a customized index consisting of: 35% S&P/TSX Capped Composite Total Return Index, 25% Morgan Stanley Capital International World (Developed Markets) Index excluding Canada, 35% DEX Universe Bond Index and 5% DEX 30-Day T-Bill Index.

5   This category includes investments in pooled funds that invest in a well-diversified portfolio of fixed income securities issued primarily by Canadian governments and corporations. The duration range of the fund is +/- one year of the benchmark's duration. Fund performance for Canadian bond pooled funds and Canadian long bond pooled funds is benchmarked against the DEX Universe Bond Index and DEX Long-Term Bond Index, respectively.

6   This category includes an investment in a pooled fund that invests in a well-diversified portfolio of fixed income securities, issued primarily by U.S. governments and corporations with a weighted average effective maturity of the portfolio of 7.48 years. Fund performance is benchmarked against the Barclays Capital Government/ Credit Bond Index.

7   This category includes foreign currency forward contracts to partially hedge investments in equity and fixed income securities denominated in foreign currencies.

Cash and cash equivalents are primarily used to pay benefits and are recorded at carrying value which approximates fair value.

Equity and fixed income securities are comprised of pooled fund trusts, the fair values of which are measured using the net asset values of the funds, as calculated by the respective investment managers, and have daily or monthly liquidity. Net asset values are determined using quoted market prices for the actively traded securities in which the fund has invested. The funds do not invest in securities that are not actively traded.

Forward currency contracts are comprised of over-the-counter instruments and their fair value is measured using the discounted difference between contractual rates and market spot rates.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Significant Assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

		2010		2009
Benefit obligations at December 31,				
Discount rate		5.00%		6.00%
Rate of compensation increase		2.00%		2.00%
Net benefit cost for year ended December 31,				
Discount rate		6.00%		7.00%
Rate of compensation increase		2.00%		2.50%
Expected rate of return on plan assets		7.00%		7.00%
Assumed health care cost trend rate at December 31,				
Extended health benefits				
Initial health care cost trend rate		6.50%		7.00%
Annual rate of decline in trend rate		0.50%		0.50%
Ultimate health care cost trend rate		4.50%		4.50%
Dental benefits				
Dental care cost trend rate		3.00%		3.50%
Medical services plan benefits				
Premium trend rate	(in 2010 to 2012)	6.00%	(in 2010 to 2012)	6.00%
	(thereafter)	4.50%	(thereafter)	4.50%

The discount rate for the company's plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For December 31, 2010 and December 31, 2009, the discount rates were based on AA corporate bond yields as of December 31, 2010 and December 31, 2009, respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management's best estimate regarding the long-term expected return from all sources of investment return based on the company's target asset allocation. The 2010 expected rate of return on plan assets was 7.0% per annum, which was based on a target allocation of approximately 20% Canadian Universe bonds, which were expected to earn approximately 3.6% per annum in the long term, 20% Canadian Long bonds, which were expected to earn approximately 4.2% per annum in the long term, 20% Canadian equity securities, which were expected to earn approximately 8.1% per annum in the long term, and 40% global equity securities, which were expected to earn approximately 8.7% per annum in the long term. The 2010 expected rate of return on plan assets also included a provision of 0.5% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan's investment policy, net of investment manager fees, less a margin of 0.3% per annum for non-investment expenses expected to be paid from the plans.

The company's investment policy recognizes the long-term pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize returns consistent with the company's tolerance for risk. All assets are managed by external investment firms. These firms are constrained by specific mandates and objectives and their performance is measured against appropriate benchmarks. The asset allocation for each plan is reviewed periodically and is rebalanced toward target asset mix when asset classes fall outside of a predetermined range. Portfolio risk is controlled by having fund managers comply with guidelines, by establishing and monitoring the maximum size of any single holding in their portfolios and by using fund managers with different investment styles. The portfolio includes holdings of Canadian and international equities, Canadian high-quality and high-yield fixed income securities, and cash and cash equivalents. A series of permitted and prohibited investments are listed in the company's investment policy. The use of derivative instruments is restricted and must be in accordance with the company's policy. Prohibited investments include categories of assets or instruments not specifically provided for in the company's investment policy.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2010:

Other benefit plans	Increase	Decrease
Total of service and interest cost	$ 2.4	$ (2.0)
Accrued benefit obligation at December 31	17.6	(15.4)

16. OTHER LONG-TERM OBLIGATIONS

The components of other long-term obligations at December 31 were as follows:

	2010	2009
Restructuring (note 20)	$ 0.2	$ 1.6
Environmental and remedial	7.7	7.6
Lease obligation – paper recycling – long term (note 5)	8.9	–
Other	3.4	4.2
	$ 20.2	$ 13.4

17. INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2010	2009	2008
Canada	$ (399.9)	$ 1.2	$ (349.7)
United States	(30.1)	(22.8)	(11.7)
Other	15.5	(11.6)	51.7
Earnings (loss) before income taxes	$ (414.5)	$ (33.2)	$ (309.7)

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The income tax recovery consists of:

	2010	2009	2008
Canada:			
Current	$ 0.2	$ (0.2)	$ 0.3
Future	(31.6)	(17.4)	(91.8)
	(31.4)	(17.6)	(91.5)
United States:			
Current	(0.5)	(0.9)	1.3
Future	15.5	(9.2)	(0.6)
	15.0	(10.1)	0.7
Other:			
Current	0.1	0.1	0.1
Future	–	–	–
	0.1	0.1	0.1
Total:			
Current	(0.2)	(1.0)	1.7
Future	(16.1)	(26.6)	(92.4)
	$ (16.3)	$ (27.6)	$ (90.7)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2010		2009		2008	
Income tax recovery at Canadian statutory income tax rates	$ (118.2)	28.5%	$ (9.9)	30.0%	$ (96.0)	31.0%
Increase (decrease) in income taxes for:						
Non-taxable income and expenses	(3.2)	0.8	(13.6)	40.9	13.0	(4.2)
Difference in foreign tax rate	(4.3)	1.0	(7.5)	22.6	(4.3)	1.4
Release of future income taxes related to reduction in corporate income tax rates	13.8	(3.3)	8.6	(25.9)	(5.8)	1.9
Change in the future income tax estimate	0.3	(0.1)	(4.5)	13.5	–	–
Change in valuation allowance	98.3	(23.7)	–	–	–	–
Adjustment to deferred credits	(5.9)	1.4	(2.7)	8.1	(2.7)	0.9
Other	2.9	(0.7)	2.0	(6.1)	5.1	(1.7)
Income tax recovery	$ (16.3)	3.9%	$ (27.6)	83.1%	$ (90.7)	29.3%

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Future Tax Assets and Liabilities

The tax effects of temporary differences that give rise to significant future tax assets were as follows at December 31:

	2010	2009
Future income tax assets		
Non-capital losses and temporary differences related to working capital	$ 10.9	$ 14.2
Employee future benefits	3.4	6.9
	14.3	21.1
Valuation allowance	–	(1.9)
	$ 14.3	$ 19.2
Classification:		
Prepaids and other (note 10)	$ 14.3	$ 4.8
Other assets (note 12)	–	14.4
	$ 14.3	$ 19.2

The tax effects of temporary differences that give rise to significant future tax liabilities were as follows at December 31:

	2010	2009
Future income tax liabilities		
Property, plant and equipment	$ 28.9	$ 127.9
Non-capital loss carry-forwards	(46.2)	(59.7)
Employee future benefits	(69.8)	(71.8)
Other	(4.5)	23.6
	(91.6)	20.0
Valuation allowance	103.0	2.8
	$ 11.4	$ 22.8

At December 31, 2010, the company has provided for a valuation allowance on its future tax assets of $103.0 million.

At December 31, 2010, the company had Canadian federal non-capital loss carry-forwards of $25.2 million, which expire during the period 2014 to 2030, and U.S. federal net operating loss carry-forwards of $101.7 million, which expire between 2011 and 2030. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes that it is more likely than not that the resulting future operations will generate sufficient taxable income to realize the net future tax assets in Canada. During the year, management recorded a valuation allowance of $26.3 million in respect of its U.S. federal net operating losses.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Accounting for Uncertainty in Income Taxes

At December 31, 2010, the company had gross unrecognized tax benefits of $5.9 million (2009 – $11.6 million). If recognized, these tax benefits would favourably impact the company's effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2010	2009
Unrecognized tax benefits, beginning of year	$ 11.6	$ 11.7
Increases – tax positions taken in prior periods	–	2.7
Decreases – tax positions taken in prior periods	(6.0)	(2.7)
Current period tax positions	0.3	–
Settlements and lapse of statute of limitations	–	–
Decrease resulting from tax rate reduction	–	(0.1)
Unrecognized tax benefits, end of year	$ 5.9	$ 11.6

The company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of earnings (loss). No interest expense or penalties related to unrecognized tax benefits were recorded during 2010. At December 31, 2010, there were no interest and penalties accrued in relation to uncertain tax positions in the consolidated balance sheet.

In the normal course of business, the company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2005 have been audited by the Canadian federal taxing authorities. The company's income taxes are not currently under audit by the Canadian federal taxing authorities, by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2007 tax years expired on September 15, 2010.

18. DEFERRED CREDITS

Reconciliation of deferred credits for the years ended December 31 was as follows:

	2010	2009
Balance, beginning of year	$ 15.5	$ 18.6
Adjustment related to utilization of acquired tax losses	(5.9)	(2.7)
Adjustment resulting from reduction in corporate income tax rates	–	(0.4)
Balance, end of year	$ 9.6	$ 15.5

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table contains information about the AOCI of the company at December 31, net of taxes:

	2010	2009
Unrecognized pension and other post-retirement benefit costs	$ (46.4)	$ (60.9)
Unrecognized gains on cash flow revenue hedges	1.0	7.7
Foreign currency translation adjustments, net of related hedging activities [1]	(0.2)	1.1
Unrecognized loss on interest rate hedges	(0.5)	(0.6)
	$ (46.1)	$ (52.7)

1 The accumulated net adjustment is comprised of non-taxable translation loss of $2.6 million (2009 – $5.2 million gain) and a net revaluation of long-term debt designated as a net investment hedge of $2.4 million gain (2009 – $4.1 million loss), net of tax of $0.6 million expense (2009 – $0.3 million recovery).

Amounts expressed in millions of Canadian dollars, except where otherwise stated

20. RESTRUCTURING

The following table provides the activity in the restructuring liability:

	2010	2009
Balance, beginning of year	$ 6.8	$ 16.3
Expensed in year	25.3	17.9
Disbursements	(28.8)	(22.3)
Other non-cash items	–	0.5
	3.3	12.4
Less: portion related to employee future benefits (note 15)	–	(5.6)
Balance, end of year	$ 3.3	$ 6.8
Classification:		
Accounts payable and accrued liabilities (note 13)	$ 3.1	$ 5.2
Other long-term obligations (note 16)	0.2	1.6
	$ 3.3	$ 6.8

The following table provides restructuring liability by year of initiatives:

	2010	2009
2008 and prior initiatives	$ 0.6	$ 4.1
2009 initiatives	0.7	2.7
2010 initiatives	2.0	–
	$ 3.3	$ 6.8

2010

During the year ended December 31, 2010, the company recorded restructuring costs of $25.3 million primarily related to severances payable to eligible employees at Elk Falls resulting from extended curtailment and permanent closure.

2009

In 2009, the company recorded $10.8 million in costs related to a restructuring plan for the Powell River mill, which was developed jointly with the union locals at the mill in accordance with the commitment made by them in the new collective agreement reached in December 2008 to improve the mill's cost competitiveness. The company also recorded $2.3 million in costs related to permanent reductions of salaried staff positions at the Richmond and Nanaimo offices and indefinite layoffs at the Crofton and Elk Falls mills, where significant production capacity had been indefinitely curtailed, and $4.8 million primarily for severance costs related to the closure of the company's Elk Falls sawdust pulp and white top linerboard operation in November 2008.

2008

In February 2008, the company reached new labour agreements at its Port Alberni mill, resulting in significant workforce reductions and related early retirement and severance payments. The agreements had a five-year term, expiring April 2013, and included a commitment by the company to upgrade the thermo-mechanical pulp facility at the mill, and the restart, by mid-2009, of its Port Alberni No. 4 paper machine, which had been idled indefinitely since September 2007. For the year ended December 31, 2008, the company recorded $14.6 million in restructuring costs related to the early retirement and severance program.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

In April 2008, the company announced the indefinite curtailment of the Elk Falls No. 1 paper machine ("E1") due to fibre shortages. The indefinite curtailment of E1 resulted in a reduction of approximately 145 employees at Elk Falls, the majority through layoffs. At the same time, the company also announced manning reductions of 82 positions at its Crofton mill as the mill took steps to improve its overall cost structure. The company recorded net restructuring costs of $0.4 million in 2008 associated with these and prior initiatives.

In November 2008, the company permanently closed its sawdust pulp and white top linerboard operation at its Elk Falls mill due to an ongoing unavailability of sawdust fibre. This closure resulted in removing 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity. The company recorded severance related restructuring costs of $15.1 million and an asset impairment charge of $136.4 million in 2008 in connection with this closure.

21. INTEREST EXPENSE, NET

The components of interest expense, net, for the years ended December 31 were as follows:

	2010	2009	2008
Interest on long-term debt	$ 71.5	$ 68.8	$ 78.0
Fixed-to-floating interest rate swaps	–	–	(2.9)
Other	0.9	0.6	0.3
	72.4	69.4	75.4
Interest income	(0.4)	(0.1)	(0.3)
Capitalized interest	–	–	(0.1)
	$ 72.0	$ 69.3	$ 75.0

22. OTHER EXPENSES, NET

The components of other expense, net, for the years ended December 31 were as follows:

	2010	2009	2008
Fee related to bond exchange	$ 8.3	$ 2.2	$ –
Loss (gain) on derivative financial instruments	3.6	(8.7)	45.5
Foreign exchange loss (gain) on working capital balances	(1.5)	28.4	(27.0)
Loss (gain) on disposal of property, plant and equipment	(7.2)	3.9	(0.4)
Island cogeneration arbitration settlement	–	1.4	–
Penalty and interest on disputed property taxes	0.6	1.4	–
Foreign exchange loss (gain) on hedge of net investment	–	–	(2.4)
Termination fee on closure of corrugating machine at Snowflake	–	–	(2.0)
Other	(0.6)	0.5	(0.1)
	$ 3.2	$ 29.1	$ 13.6

23. EARNINGS PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2010	2009	2008
Net earnings (loss) attributable to the company	$ (396.9)	$ (4.4)	$ (219.8)
Weighted average shares used in computation of basic earnings per share (in millions)	381.8	381.8	336.1
Weighted average shares from assumed conversion of dilutive options (in millions)	–	–	–
Weighted average shares used in computation of diluted earnings per share (in millions)	381.8	381.8	336.1
Basic and diluted earnings (loss) per share attributable to the company's common shareholders (in dollars)	$ (1.04)	$ (0.01)	$ (0.65)

24. STOCK-BASED COMPENSATION PLANS

(a) Details of Stock-based Compensation Expense:

	2010	2009	2008
Stock option awards	$ 0.2	$ 0.6	$ 1.0
Restricted share units	0.3	1.2	1.5
Deferred share units	–	0.5	0.2
	$ 0.5	$ 2.3	$ 2.7

(b) Stock Option Plans

The company has an employee share option plan (the "Plan") for its key officers, directors and employees. The Plan provides for the issuance of up to a maximum of 12.0 million common shares.

The long-term component of the mid- to long-term incentive plan ("MLTIP") for the company's executives includes stock options. Vesting of the stock options granted under the MLTIP is subject to the weighted average price per share of the common shares for all sales of such shares on the Toronto Stock Exchange ("TSX") over 20 consecutive trading days reaching or exceeding a price per share equal to twice the exercise price. These options have a 10-year life, and an exercise price that was established as 25% over the weighted average price per share of the common shares for all sales of common shares on the TSX during the five consecutive trading days preceding the date of the grant of the options. These options are exercisable on or after the earlier of August 1, 2012 or on the occurrence of a change of control event involving the company.

Options granted, other than those granted pursuant to the company's MLTIP, have a maximum term of 10 years. These options are exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless, in the case of options granted on March 28, 2007, the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that time. In general, market price for options is determined by the weighted average price per share for all sales of common shares on the TSX on the date on which a determination of market price is required under the Plan. However, market price for options granted annually to the company's directors under the director compensation program is set 25% above the market price as calculated above.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The company applies the fair value-based method for recording share options granted to directors, officers and employees. Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award's vesting period. Compensation expense related to performance-based options is recognized when it is probable that the performance conditions will be achieved.

As at December 31, 2010, the total remaining unrecognized compensation cost associated with the stock options totalled $0.2 million (2009 – $0.3 million), which will be amortized over the remaining vesting period.

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009	2008
Risk-free interest rate	2.5%	3.0%	3.8%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	70%	45%	40.0%
Expected option life (in years)	10.0	10.0	8.5
Average fair value of options granted (in dollars)	$ 0.06	$ 0.16	$ 0.51

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option. The company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience.

Changes in the number of options outstanding during the years ended December 31 were as follows:

	2010		2009		2008	
	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)	Number of options	Weighted average exercise price (in dollars)
Beginning of year	2,973,551	$ 2.72	5,843,984	$ 2.42	3,964,024	$ 3.43
Granted	5,080,647	0.13	204,000	0.40	2,691,891	1.23
Exercised	–	–	–	–	–	–
Forfeited	–	–	(336,534)	2.51	(811,931)	3.42
Expired or cancelled	(472,505)	2.37	(2,737,899)	1.93	–	–
End of year	7,581,693	1.00	2,973,551	2.72	5,843,984	2.42

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

	Options outstanding			Options exercisable		
Range of exercise prices	Number of options	Weighted average remaining option life (years)	Weighted average range of exercise price (in dollars)	Number of options	Weighted average range of exercise price (in dollars)	Accelerated price (in dollars)
$0.13 – $0.80	5,236,647	9.6	$ 0.13	60,000	$ 0.40	$ –
$1.15 – $1.95	790,917	7.1	1.36	573,945	1.36	–
$3.06 – $3.30	355,129	4.3	3.15	355,129	3.15	2.14
$3.31 – $3.77	680,500	4.5	3.53	680,500	3.53	5.05
$4.39 – $4.57	518,500	4.0	4.44	518,500	4.44	4.40
	7,581,693	8.2	$ 1.00	2,188,074	$ 3.03	$ 2.96

The aggregate intrinsic value of options outstanding and currently exercisable as at December 31, 2010 is $nil per option.

(c) Restricted Share Units

The company has established a restricted share unit ("RSU") plan for its directors and key executives. Under the terms of this plan, senior executives are eligible for incentive remuneration paid to them in the form of RSUs. Each RSU, once vested, entitles the holder to receive one common share of the company. The fair value of RSUs is based on the market value of the company's shares on the day of the grant.

RSUs vest in accordance with terms determined by the company, which may be based on, among other things, one or more of the following factors: (i) the return to shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the corporation; (iii) other performance criteria relating to the corporation; and (iv) the length of time of service by the participant. The performance terms that the company may apply to RSUs are intended to strengthen the link between the corporation's performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal.

The long-term component of the MLTIP includes performance-based RSUs. Vesting of these RSUs occurs when the weighted average price per share of the company's common shares for all sales of such shares on the TSX over 20 consecutive trading days reaches or exceeds twice the price per share equal to 25% over the weighted average price per share of the common shares for all sales of common shares on the TSX during the five consecutive trading days preceding the date the RSUs were issued. These RSUs are to be paid out on the earlier of August 1, 2012 or on the occurrence of a change of control event involving the company. Compensation expense related to performance-based RSUs is recognized when it is probable that the performance conditions will be achieved.

As at December 31, 2010, the total remaining unrecognized compensation cost associated with the RSUs totalled $0.2 million (2009 – $0.4 million), which will be amortized over the vesting period.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Changes in the number of outstanding RSUs during the year ended December 31, 2010 were as follows:

	Number of shares	Weighted average fair value at grant date (in dollars)
Beginning of year	1,177,257	$ 2.43
Granted	3,150,000	0.09
Vested/exercised	(1,001,216)	2.67
Expired or cancelled	(31,195)	1.04
End of year	3,294,846	$ 0.13

(d) Deferred Share Unit Plan

The company has established a deferred share unit ("DSU") plan for its directors. Under the terms of this plan, directors may elect to receive their annual cash remuneration in DSUs, cash or a combination thereof. Each DSU initially has a value equivalent to the company's weighted average share price on the TSX during the 10 consecutive trading days prior to the issuance date of the DSU. A director's DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the company no later than December 15 of the calendar year commencing immediately after the director's termination date. The value will be paid by the company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld. Liabilities related to this plan are recorded in *Accounts payable and accrued liabilities.* As at December 31, 2010, 484,963 DSUs were outstanding under this plan (2009 – 1,018,106) and approximately $0.1 million was payable (2009 – $0.2 million).

25. FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

At December 31, 2010, the company did not have any currency or commodity contracts which were designated as hedging instruments. At December 31, 2009, the company had currency contracts which were designated as hedging instruments with a total fair value of $16.7 million, of which $13.6 million was classified in *Prepaids and other* and $3.1 million in *Other assets*. At December 31, 2009, the company had currency contracts that were not designated as hedging instruments with a total fair value of $2.3 million, which were classified as *Prepaids and other.*

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table presents information about the fair value of the company's derivative and non-derivative financial instruments measured at fair value on a recurring basis at December 31:

	2010	2009	Fair value hierarchy	Balance sheet classification
Assets				
Currency contracts	$ 7.9	$ 2.3	2 [1]	Prepaids and other
Currency contracts	3.1	–	2 [1]	Other assets
Commodity contracts	0.1	–	2 [2]	Prepaids and other
	$ 11.1	$ 2.3		
Liabilities				
Commodity contracts	$ 0.1	$ –	2 [2]	Accounts payable and accrued liabilities

Fair values of the company's derivatives are classified under Level 2 as they are measured as follows:

1 The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty's non-performance risk in the fair value measurements.

2 The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty's non-performance risk in the fair value measurements.

The following table presents information about the effects of the company's derivative instruments previously designated as cash flow hedges until April 1, 2010 when hedge accounting was discontinued (note 2) and the effect of long-term debt designated as a hedge of the company's net investment in the Snowflake mill on the company's consolidated financial statements at December 31:

	Gain (loss) recognized in AOCI [1]		(Gain) loss reclassified from AOCI [1]		Classification on statement of earnings (loss) reclassified from AOCI [1]	Gain (loss) recognized in income [2]	
	2010	2009	2010	2009		2010	2009
Derivatives designated as cash flow hedges							
Currency contracts	$ 4.2	$ 14.5	$(10.9)	$ 4.8	Other expense, net	$ (1.8)	$ 0.4
Long-term debt designated as hedges of net investment	$ 4.8	$ 24.9	$ 1.5	$ 1.0	Foreign exchange gain (loss) on long-term debt	$ –	$ –

1 The gain (loss) recognized, or (gain) loss reclassified from AOCI relates to the effective portion of the hedge.

2 The gain (loss) recognized in income relates to the ineffective portion of the hedge and the amount excluded from effectiveness testing.

As U.S. dollar denominated revenues are recognized over the next 12 months subsequent to December 31, 2010, the company estimates that a net gain of $1.5 million, or an after-tax net gain of $1.1 million, will be reclassified from *Accumulated other comprehensive income* to *Sales*.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table presents information about the effects of the company's derivative instruments designated as fair value hedges on the company's consolidated financial statements for the year ended December 31:

	Gain (loss) recognized in income		Classification on statement of earnings (loss)
	2010	2009	
Interest rate swaps	$ 0.8	$ 0.7	Interest expense, net[1]

1 The portion of the gain (loss) that relates to the foreign exchange portion of the contract is included in *Foreign exchange gain (loss) on long-term debt* and is equal to $nil for December 31, 2010 (2009 – $nil).

The company has no fixed-to-floating interest rate swaps outstanding at December 31, 2010. The gain recognized in income for the years presented represents the effective portion of interest rate swaps previously designated as fair value hedges that were unwound in prior years. The effective portion is being amortized to income over the remaining term to maturity of the related debt.

The following table presents information about the effects of the company's derivative instruments not designated as hedging instruments on the company's consolidated financial statements at December 31:

	Gain (loss) recognized in income		Classification on statement of earnings (loss)
	2010	2009	
Currency contracts related to revenue hedges	$ (1.2)	$ 6.6	Other expense, net
Currency contracts related to debt hedges	–	(0.4)	Foreign exchange gain (loss) on long-term debt
Commodity swap contracts related to pulp and newsprint hedges	(0.2)	2.1	Other expense, net
Commodity swap contracts related to natural gas and old newspaper hedges	(0.5)	(0.4)	Other expense, net
	$ (1.9)	$ 7.9	

Fair Value of Other Financial Instruments

The carrying value of the company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

26. FINANCIAL INSTRUMENTS

(a) Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(I) CREDIT RISK

Credit risk is the risk of financial loss to the company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. This risk derives principally from the company's receivables from customers and derivative counterparties.

Accounts Receivable

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The company manages its credit risk principally through credit policies, which include the analysis of the financial positions of its customers and the regular review of their credit limits. The company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

Aging of receivables at December 31 were as follows:

	2010	2009
Trade receivables, gross		
Current	$ 106.0	$ 89.0
Past due 1-30 days	4.7	7.3
Past due 31-90 days	1.4	1.0
Past due over 90 days	0.6	1.4
	112.7	98.7
Allowance for doubtful accounts	(3.0)	(3.7)
Trade receivables, net	109.7	95.0
Other receivables, including sales tax recoverables	10.9	6.5
Accounts receivable (note 8)	$ 120.6	$ 101.5

The movement in the allowance for doubtful accounts in respect of trade receivables during the years ended December 31 were as follows:

	2010	2009
Balance, beginning of year	$ 3.7	$ 3.2
Increase (decrease) in provision	(0.7)	1.2
Utilized in the year	–	(0.7)
Balance, end of year (note 8)	$ 3.0	$ 3.7

Derivatives

The company is also exposed to credit risk with counterparties to the company's derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the company would incur a cost to replace a defaulted transaction. The company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(II) MARKET RISK

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the company's cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Currency risk: The company is exposed to the risk that future cash flows will fluctuate as substantially all of the company's sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars. The company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. At December 31, 2010 and 2009, a portion of the company's U.S. dollar denominated long-term debt was designated as an effective hedge of the company's net investment in Snowflake mill. The company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

The company's hedging policy for anticipated sales and accounts receivable includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the account receivable.

The company's hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk: The company's policy allows for hedges of newsprint and pulp to be placed on anticipated sales, and hedges of old newsprint to be placed on anticipated purchases and allows for anticipated purchases at 0% to 70% of 0- to 12-month, 0% to 60% of 13- to 24-month and 0% to 30% of 25- to 36-month of the net exposure for oil and natural gas. The outstanding hedge positions and the price risk associated with the company's commodity hedges are not significant.

Interest rate risk: The fair value of the company's fixed-rate debt or the future cash flows of variable-rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The company's policy is to keep the majority of its term debt on a fixed-rate basis, but to allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

Sensitivity analysis for derivative positions and variable rate debt

			Effect from increase in rate or price		Effect from decrease in rate or price	
As at December 31, 2010	Currency and notional amount	Change in rate or price	Net earnings (loss)	Other comprehensive income	Net earnings (loss)	Other comprehensive income (loss)
Revenue hedges						
– currency risk (US$/CDN$)	US$ 321	5%	8.5	–	(7.0)	–
– price risk (commodities)	US$ 10	5%	(0.4)	–	0.4	–
Oil and natural gas hedges						
– price risk (commodities)	CDN$ 3	5%	–	–	–	–

(III) LIQUIDITY RISK

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the company's reputation.

The company's principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs. The company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. The company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(b) Revenue Risk Management Instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options					
	Purchased US$ put		Sold US$ call		Forward contracts	
Term	US$millions	Average rate US$/CDN$	US$millions	Average rate US$/CDN$	US$millions	Average rate US$/CDN$
As at December 31, 2010						
0 to 12 months	$ 253	0.9878	$ 249	0.8953	$ 13	0.9761
13 to 24 months	55	0.9898	5	0.8786	–	–
	$ 308	0.9882	$ 254	0.8949	$ 13	0.9761
As at December 31, 2009						
0 to 12 months	$ 270	0.9319	$ 241	0.8281	$ 27	0.8729
13 to 24 months	69	0.9590	53	0.8370	–	–
	$ 339	0.9373	$ 294	0.8297	$ 27	0.8729

The company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes effective April 1, 2010 (note 2). For cash flow hedges that were in place as at March 31, 2010, the effective portion of changes in the fair value accumulated as at December 31, 2010 have been deferred and recorded in *Accumulated other comprehensive loss*. When the hedge item is recorded in earnings, the corresponding gain or loss on the hedge will be reclassified from *Accumulated other comprehensive loss* to *Sales*. At December 31, 2010, instruments having a notional principal of US$321 million are marked to market, where the related gains and losses are recognized as *Other expense, net*, except for the portion still deferred in *Accumulated other comprehensive loss*. At year-end exchange rates, the net amount the company would receive to settle the above contracts and options is $11.0 million (December 31, 2009 – $19.0 million).

At December 31, 2010, commodity swap agreements are outstanding to fix the sales price of 12,000 metric tonnes of NBSK pulp within the next 12 months. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.1 million at the end of the year (December 31, 2009 – $nil).

(c) Cost Risk Management Instruments

At December 31, 2010, the company was party to commodity options to hedge the purchase price of natural gas for 0.7 million gigajoules ("GJ") within the next 15 months at rates averaging $3.96 per GJ. These instruments were not designated as hedging instruments for accounting purposes and were reported at fair value in *Prepaids and other* on the consolidated balance sheet. Changes in fair value was recognized in *Other expense, net*. At period-end contract rates, the fair value of these contracts was $0.1 million (December 31, 2009 – $nil).

(d) Long-term Debt Risk Management Instruments

The company had no forward foreign currency contracts or options to acquire U.S. dollars at December 31, 2010 (December 31, 2009 – $nil) held for the purposes of managing exposure to foreign exchange rate fluctuations on the company's long-term debt.

(e) Interest Rate Swaps

The company had no fixed-to-floating interest rate swaps outstanding at December 31, 2010.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

27. RELATED PARTY TRANSACTIONS

Related parties include Third Avenue Management LLC ("TAM"), which has control or direction over a significant number of the company's common shares since October 2006. The company did not undertake any transactions with TAM during the year ended December 31, 2010.

The company undertakes certain transactions with companies affiliated with its directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2010, the company paid aggregate fees of $3.6 million (2009 – $7.1 million; 2008 – $10.0 million) primarily for obligations under a building lease, purchasing chips and hog fuel, services related to trucking chips and other consulting services to companies affiliated with directors of the company.

28. COMMITMENTS

The company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2011	$ 9.4
2012	7.1
2013	6.2
2014	5.2
2015	3.9
Subsequent years	21.1
	$ 52.9

The total lease expense amounted to $10.4 million in 2010 (2009 – $11.5 million; 2008 – $11.9 million).

29. GUARANTEES AND INDEMNITIES

The company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:

(a) The company sold a portion of its operations in June 2001. In this regard, the company provided a 10 year environmental indemnity with a maximum liability to the company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

(b) In connection with the acquisition of the company's paper recycling operation in December 2003, the company provided an indemnity in respect of the shares that were issued to the vendors as part of the purchase price. The company does not expect any significant claims with respect to this indemnity. The company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the company of any hazardous substances on the property or the breach by the company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The company is not liable for pre-existing environmental conditions.

(c) The company has entered into a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations (note 6). As at December 31, 2010, the value of the mortgage was $6.4 million (2009 – $7.9 million). This agreement does not increase the company's liability beyond the obligation under the building lease.

At December 31, 2010, the company is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded. These indemnifications have not resulted in a significant expense in the past.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

30. CONTINGENT LIABILITIES

In the normal course of its business activities, the company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2010 cannot be predicted with certainty, the company believes an adequate provision has been made, or the resolution will not have a material effect on the company's consolidated financial position, earnings or cash flows.

(a) Claim for Return of Payments Made to Quebecor World (USA)

In January 2010, Quebecor World (USA)'s litigation trustee ("Quebecor") filed a claim against the company for alleged preferential transfers of approximately US$18.8 million. The claim seeks the return of payments made by Quebecor to the company in the ordinary course of its trade relationship in the 90 days prior to Quebecor's Chapter 11 filing in December 2007. The company is one of 1,700 vendors of Quebecor who received payments totalling US$390 million during the preference period in which the litigation trustee has sought recovery. The claim is made pursuant to the U.S. Bankruptcy Code, which allows recovery of certain transfers made by the bankrupt debtor within the 90 days prior to the bankruptcy filing, subject to a vendor's defences. The company believes it has a number of meritorious defenses and will vigorously defend itself. The company does not expect to incur any significant liability in connection with the Quebecor claim.

(b) Claim for Certain Post-Retirement Benefits

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686 (the "Locals"), representing hourly employees at the company's Powell River and Port Alberni mills, applied to the Labour Relations Board of B.C. for a declaration that the company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited ("MB"), now doing business as Weyerhaeuser Company Ltd. ("Weyerhaeuser"). Pacifica Papers Inc. ("Pacifica") acquired the Powell River and Port Alberni mills from MB in 1998, and it was agreed as part of that transaction that MB would remain responsible for any benefits for eligible employees who retired prior to the acquisition by Pacifica of the mills. The company subsequently amalgamated with Pacifica in 2001. The Locals claim that the contractual relationships between the company, Pacifica and MB do not absolve the company (as successor to Pacifica) from any obligations which may exist in respect of certain post-retirement benefits and that the successorship provisions of the Labour Relations Code imposed any such possible obligations on Pacifica at the time Pacifica acquired the mills. The Labour Relations Board declined to rule on the Locals' application or the company's defence to the claim on the basis that this matter is a dispute under the collective agreement and, accordingly, a matter to be determined by arbitration. All four Locals have filed grievances claiming that the company is responsible for these post-retirement benefits. The company does not agree with the Locals' positions and has contested or will be contesting the grievances. Local 76's claim was dismissed on December 23, 2010. The other three grievances are at a preliminary stage and, as at March 2, 2011, have not been scheduled. Although the extent of the company's liability for the remaining three claims remains unknown at this time, the company estimates that it would incur costs of between $1.5 million and $3.0 million annually to provide these additional benefits. In that case, it would seek indemnifications from Weyerhaeuser.

(c) Short-term Incentive Plan Benefit Claim

In May 2010, a salaried employee of the company commenced an action against the company in the Supreme Court of B.C. seeking a payment under the company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits announced in November 2009. The employee is seeking certification of the action as a class proceeding on behalf of all salaried employees who were entitled to Short-term Incentive Plan payments and affected by the reduction in benefits. The application for certification was heard in February 2011 but, as of March 2, 2011, the court had not rendered its decision. The company intends to vigorously defend this action if certification occurs. Most of the company's employees and applicable former employees have provided the company with written releases of these claims on a settlement basis, leaving only a small number of employees and former employees who have not done so. Although it is not possible to determine the likelihood and extent of any potential liability for the remaining claims, the company does not expect to incur any additional material liability in connection with this claim.

31. SUBSEQUENT EVENT

On February 11, 2011, the company redeemed its remaining outstanding 8 5/8% Senior Notes due June 15, 2011 of $26,027,000 at a redemption price of 100% of the face value, plus accrued and unpaid interest.

Amounts expressed in millions of Canadian dollars, except where otherwise stated

32. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following information is presented as required under Rule 3-10 of Regulation S-X, in connection with the company's senior secured notes due 2011, 2014 and 2016. The company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries because management has determined that such information will not be material to the holders of the senior notes; however, the following condensed consolidating financial information is being provided for each of the years ended December 31, 2010, 2009, and 2008. Investments in subsidiaries are accounted for on an equity basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

Supplemental Consolidating Balance Sheet
As at December 31, 2010

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets					
Current assets					
Cash and cash equivalents	$ 66.6	$ 25.0	$ 3.8	$ –	$ 95.4
Accounts receivable	1.1	119.2	0.3	–	120.6
Inventories	–	139.9	–	–	139.9
Prepaids and other	16.9	10.3	0.5	–	27.7
	84.6	294.4	4.6	–	383.6
Property, plant and equipment	781.1	395.1	109.4	–	1,285.6
Advances to related companies	290.4	366.5	1.1	(658.0)	–
Investments in related companies	364.7	–	–	(364.7)	–
Other assets	24.4	47.3	–	(44.7)	27.0
	$ 1,545.2	$ 1,103.3	$ 115.1	$ (1,067.4)	$ 1,696.2
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 21.3	$ 145.9	$ 4.4	$ –	$ 171.6
Current portion of long-term debt	26.8	0.2	–	–	27.0
	48.1	146.1	4.4	–	198.6
Long-term debt	670.9	0.1	112.9	–	783.9
Advances from related companies	347.4	287.8	22.8	(658.0)	–
Employee future benefits	16.7	252.4	–	–	269.1
Other long-term obligations	8.7	11.5	–	–	20.2
Future income taxes	40.4	–	15.7	(44.7)	11.4
Deferred credits	9.6	–	–	–	9.6
	1,141.8	697.9	155.8	(702.7)	1,292.8
Equity					
Shareholders' equity					
Common stock	1,035.0	622.5	(32.1)	(590.4)	1,035.0
Additional paid-in capital	16.6	212.5	4.7	(217.2)	16.6
Retained earnings (deficit)	(582.0)	(374.4)	(12.3)	386.7	(582.0)
Accumulated other comprehensive income (loss)	(46.1)	(55.2)	(1.0)	56.2	(46.1)
	423.5	405.4	(40.7)	(364.7)	423.5
Non-controlling interest (deficit)	(20.1)	–	–	–	(20.1)
	403.4	405.4	(40.7)	(364.7)	403.4
	$ 1,545.2	$ 1,103.3	$ 115.1	$ (1,067.4)	$ 1,696.2

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)
For the year ended December 31, 2010

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$ –	$ 1,228.7	$ 20.4	$ (20.5)	$ 1,228.6
Operating expenses					
Cost of sales, excluding depreciation and amortization	29.1	1,098.5	6.5	(20.5)	1,113.6
Depreciation and amortization	69.5	42.4	7.4	–	119.3
Selling, general and administrative	22.6	20.8	–	–	43.4
Restructuring	–	25.3	–	–	25.3
Impairment	232.8	61.7	–	–	294.5
	354.0	1,248.7	13.9	(20.5)	1,596.1
Operating earnings (loss)	(354.0)	(20.0)	6.5	–	(367.5)
Interest income (expense), net	(32.7)	(28.5)	(10.8)	–	(72.0)
Foreign exchange gain (loss) on long-term debt	27.6	–	–	–	27.6
Gain on cancellation of long-term debt	0.6	–	–	–	0.6
Equity earnings in Partnership	37.0	–	–	(37.0)	–
Other income (expense), net	(12.0)	8.9	(0.1)	–	(3.2)
Earnings (loss) before income taxes	(333.5)	(39.6)	(4.4)	(37.0)	(414.5)
Income tax expense (recovery)	(13.3)	(1.4)	(1.6)	–	(16.3)
Net earnings (loss)	(320.2)	(38.2)	(2.8)	(37.0)	(398.2)
Net (earnings) loss attributable to non-controlling interest	1.3	–	–	–	1.3
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(318.9)	(38.2)	(2.8)	(37.0)	(396.9)
Equity in earnings (loss) of subsidiaries	78.0	–	–	78.0	–
Net earnings (loss) attributable to the company	$ (396.9)	$ (38.2)	$ (2.8)	$ 41.0	$ (396.9)

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2010

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:					
Operations					
Cash flows provided (used) by operations	$ (153.9)	$ 66.1	$ 2.7	$ 41.0	$ (44.1)
Investing					
Additions to property, plant and equipment	(2.9)	(6.3)	(2.0)	–	(11.2)
Proceeds from sale of property, plant and equipment	0.4	7.5	–	–	7.9
Decrease (increase) in other assets	(1.7)	0.5	–	–	(1.2)
Cash flows provided (used) by operations	(4.2)	1.7	(2.0)	–	(4.5)
Financing					
Increase (decrease) in advances to related companies	99.5	41.5	0.5	(141.5)	–
Increase (decrease) in long-term obligations	–	1.5	(1.5)	–	–
Proceeds from (repayment of) long-term debt	–	(1.0)	–	–	(1.0)
Proceeds from long-term debt	98.4	–	–	–	98.4
Settlement on purchase of debt securities	(9.2)	–	–	–	(9.2)
Dividends received (paid)	–	(12.6)	–	12.6	–
Distribution received (paid)	–	(85.7)	(1.8)	87.5	–
Repayment of revolving operating loan	(14.5)	14.5	–	–	–
Proceeds on termination of debt hedges	(8.3)	–	–	–	(8.3)
Increase (decrease) in revolving loan	–	(14.9)	–	0.4	(14.5)
Deferred financing costs	(4.5)	–	–	–	(4.5)
	161.4	(56.7)	(2.8)	(41.0)	60.9
Cash and cash equivalents, increase (decrease) in the year	3.3	11.1	(2.1)	–	12.3
Cash and cash equivalents, beginning of year	63.3	13.9	5.9	–	83.1
Cash and cash equivalents, end of year	$ 66.6	$ 25.0	$ 3.8	$ –	$ 95.4

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Balance Sheet
As at December 31, 2009

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Assets					
Current assets					
Cash and cash equivalents	$ 63.3	$ 13.9	$ 5.9	$ –	$ 83.1
Accounts receivable	0.2	101.1	0.2	–	101.5
Inventories	–	178.3	–	–	178.3
Prepaids and other	13.9	10.9	0.4	–	25.2
	77.4	304.2	6.5	–	388.1
Property, plant and equipment	1,085.2	464.7	114.8	–	1,664.7
Advances to related companies	173.3	388.6	1.8	(563.7)	–
Investments in related companies	596.0	–	–	(596.0)	–
Other assets	22.8	51.4	–	(36.2)	38.0
	$ 1,954.7	$ 1,208.9	$ 123.1	$ (1,195.9)	$ 2,090.8
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 29.2	$ 139.4	$ 4.7	$ –	$ 173.3
Current portion of long-term debt	0.9	0.1	–	–	1.0
	30.1	139.5	4.7	–	174.3
Long-term debt	647.9	13.8	112.9	–	774.6
Advances from related companies	388.6	152.1	23.0	(563.7)	–
Employee future benefits	26.4	268.2	–	–	294.6
Other long-term obligations	8.7	3.2	1.5	–	13.4
Future income taxes	41.9	–	17.1	(36.2)	22.8
Deferred credits	15.5	–	–	–	15.5
	1,159.1	576.8	159.2	(599.9)	1,295.2
Equity					
Shareholders' equity					
Common stock	1,035.0	678.0	(32.1)	(645.9)	1,035.0
Additional paid-in capital	16.4	228.2	4.7	(232.9)	16.4
Retained earnings (deficit)	(185.1)	(221.5)	(7.5)	229.0	(185.1)
Accumulated other comprehensive income (loss)	(52.7)	(52.6)	(1.2)	53.8	(52.7)
	813.6	632.1	(36.1)	(596.0)	813.6
Non-controlling interest (deficit)	(18.0)	–	–	–	(18.0)
	795.6	632.1	(36.1)	(596.0)	795.6
	$ 1,954.7	$ 1,208.9	$ 123.1	$ (1,195.9)	$ 2,090.8

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)
For the year ended December 31, 2009

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$ –	$ 1,225.4	$ 16.7	$ (18.6)	$ 1,223.5
Operating expenses					
Cost of sales, excluding depreciation and amortization	26.4	1,023.5	6.3	(18.6)	1,037.6
Depreciation and amortization	125.0	18.4	3.2	–	146.6
Selling, general and administrative	24.2	20.6	–	–	44.8
Restructuring	–	17.9	–	–	17.9
Impairment and other closure costs	–	17.4	–	–	17.4
	175.6	1,097.8	9.5	(18.6)	1,264.3
Operating earnings (loss)	(175.6)	127.6	7.2	–	(40.8)
Interest expense, net	(37.8)	(19.6)	(11.9)	–	(69.3)
Gain on cancellation of long-term debt	–	30.7	–	–	30.7
Foreign exchange gain on long-term debt	74.9	0.4	–	–	75.3
Equity earnings in Partnership	108.5	–	–	(108.5)	–
Other income (expense), net	26.9	(56.1)	0.1	–	(29.1)
Earnings (loss) before income taxes	(3.1)	83.0	(4.6)	(108.5)	(33.2)
Income tax recovery	(12.2)	(13.2)	(2.2)	–	(27.6)
Net earnings (loss)	9.1	96.2	(2.4)	(108.5)	(5.6)
Net (earnings) loss attributable to non-controlling interest	1.2	–	–	–	1.2
Net earnings (loss) before equity in earnings (loss) of subsidiaries	10.3	96.2	(2.4)	(108.5)	(4.4)
Equity in earnings (loss) of subsidiaries	(14.7)	–	–	14.7	–
Net earnings (loss) attributable to the company	$ (4.4)	$ 96.2	$ (2.4)	$ (93.8)	$ (4.4)

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2009

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:					
Operations					
Cash flows provided (used) by operations	$ (38.3)	$ 242.9	$ (7.2)	$ (93.8)	$ 103.6
Investing					
Additions to property, plant and equipment	(1.7)	(9.3)	(0.5)	–	(11.5)
Proceeds from sale of property, plant and equipment	2.1	2.4	–	–	4.5
Decrease (increase) in other assets	(9.3)	13.4	–	–	4.1
Cash flows provided (used) by investing activities	(8.9)	6.5	(0.5)	–	(2.9)
Financing					
Decrease in revolving loan and loan payable	(2.1)	(43.2)	–	(0.3)	(45.6)
Repayment of long-term debt	–	–	(75.7)	–	(75.7)
Proceeds from long-term debt	–	–	95.0	–	95.0
Proceeds on termination of debt foreign currency contracts	34.7	–	–	–	34.7
Settlement on purchase of debt securities	(26.9)	–	–	–	(26.9)
Note exchange costs	(2.2)	–	–	–	(2.2)
Deferred financing costs	1.1	(1.1)	(0.9)	–	(0.9)
Decrease in other long-term debt	(0.8)	(0.2)	–	–	(1.0)
Increase (decrease) in advances to related companies	(178.5)	88.4	(6.6)	96.7	–
Dividends received (paid)	26.1	(26.1)	–	–	–
Distribution received (paid)	259.1	(258.5)	(0.6)	–	–
Cash flows provided (used) by financing activities	110.5	(240.7)	11.2	96.4	(22.6)
Cash and cash equivalents, increase in the year	63.3	8.7	3.5	2.6	78.1
Cash and cash equivalents, beginning of year	–	5.2	2.4	(2.6)	5.0
Cash and cash equivalents, end of year	$ 63.3	$ 13.9	$ 5.9	$ –	$ 83.1

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Consolidating Statement of Earnings (Loss)
For the year ended December 31, 2008

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Sales	$ –	$ 1,866.7	$ 18.6	$ (18.6)	$ 1,866.7
Operating expenses					
Cost of sales, excluding depreciation and amortization	32.7	1,592.8	4.9	(18.6)	1,611.8
Depreciation and amortization	122.8	39.8	3.2	–	165.8
Selling, general and administrative	24.2	22.4	0.3	–	46.9
Restructuring	–	30.1	–	–	30.1
Impairment and other closure costs	–	151.0	–	–	151.0
	179.7	1,836.1	8.4	(18.6)	2,005.6
Operating earnings (loss)	(179.7)	30.6	10.2	–	(138.9)
Interest expense, net	(36.4)	(28.2)	(10.4)	–	(75.0)
Foreign exchange loss on long-term debt	(81.5)	(0.7)	–	–	(82.2)
Equity earnings in Partnership	116.8	–	–	(116.8)	–
Other income, net	2.9	(17.0)	0.5	–	(13.6)
Earnings (loss) before income taxes	(177.9)	(15.3)	0.3	(116.8)	(309.7)
Income tax recovery	(60.1)	(29.7)	(0.9)	–	(90.7)
Net earnings (loss)	(117.8)	14.4	1.2	(116.8)	(219.0)
Net (earnings) loss attributable to non-controlling interest	(0.8)	–	–	–	(0.8)
Net earnings (loss) before equity in earnings (loss) of subsidiaries	(118.6)	14.4	1.2	(116.8)	(219.8)
Equity in earnings (loss) of subsidiaries	(101.2)	–	–	101.2	–
Net earnings (loss) attributable to the company	$ (219.8)	$ 14.4	$ 1.2	$ (15.6)	$ (219.8)

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2008

	Catalyst Paper Corporation	Subsidiary guarantors	Subsidiary non-guarantors	Eliminating entries	Consolidated Catalyst Paper Corporation
Cash flows provided (used) by:					
Operations					
Cash flows provided by operations	$ 41.8	$ 49.8	$ 2.1	$ (15.6)	$ 78.1
Investing					
Acquisition of Snowflake newsprint mill	–	(172.2)	–	–	(172.2)
Additions to property, plant and equipment	(22.1)	(19.1)	(0.7)	–	(41.9)
Proceeds from sale of property, plant and equipment	–	2.2	–	–	2.2
Proceeds from termination of interest rate swaps	–	7.6	–	–	7.6
Decrease (increase) in other assets	0.5	(1.5)	–	–	(1.0)
Investment in related companies	(180.9)	–	–	180.9	–
Cash flows used by investing activities	(202.5)	(183.0)	(0.7)	180.9	(205.3)
Financing					
Issue of shares, net of share issue costs	121.1	180.9	–	(180.9)	121.1
Increase in revolving loan	31.0	31.7	–	(2.6)	60.1
Repayment of revolving operating loan	(1.3)	(45.8)	–	–	(47.1)
Deferred financing costs	(5.1)	(0.4)	–	–	(5.5)
Increase (decrease) in other long-term debt	2.9	1.2	(0.5)	–	3.6
Increase (decrease) in advances to related companies	(236.5)	218.2	(0.5)	18.8	–
Dividends received (paid)	5.7	(5.7)	–	–	–
Distribution received (paid)	229.6	(228.4)	(1.2)	–	–
Share redemption	13.3	(13.3)	–	–	–
Cash flows provided (used) by financing activities	160.7	138.4	(2.2)	(164.7)	132.2
Cash and cash equivalents, increase (decrease) in the year	–	5.2	(0.8)	0.6	5.0
Cash and cash equivalents, beginning of year	–	–	3.2	(3.2)	–
Cash and cash equivalents, end of year	$ –	$ 5.2	$ 2.4	$ (2.6)	$ 5.0

33. RECONCILIATION OF UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The company's consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in some respects from Canadian GAAP. The following are the significant measurement and disclosure differences between U.S. GAAP and Canadian GAAP:

Net earnings (loss) adjustments

The following table provides a reconciliation of the net earnings (loss) from U.S. GAAP to Canadian GAAP:

Years ended December 31,	2010	2009	2008
Net earnings (loss) as reported under U.S. GAAP	$ (398.2)	$ (5.6)	$ (219.0)
Net (earnings) loss attributable to non-controlling interest (a)	1.3	1.2	(0.8)
Foreign exchange gain on hedge of net investment (b)	–	–	(2.4)
Amortization related to hedge of net investment (b)	0.1	0.2	–
Income tax effect of rate change on employee future benefits	–	0.7	1.1
Net earnings (loss) in accordance with Canadian GAAP	(396.8)	(3.5)	(221.1)
Other comprehensive income (loss), net of taxes:			
Other comprehensive income (loss) in accordance with U.S. GAAP	6.7	(6.9)	14.6
Other comprehensive loss attributable to non-controlling interest	(0.1)	0.6	–
Reclassification of amortization of employee future benefits included in pension cost, net of tax expense (recovery) of $1.1 million (2009 – $2.5 million; 2008 – $3.6 million) (c)	(2.0)	(6.8)	(10.3)
Employee future benefits liability adjustment net of taxes of $3.9 million (2009 – ($9.9) million; 2008 – $8.1 million) (c)	(12.5)	26.2	(22.8)
Comprehensive income (loss) in accordance with Canadian GAAP	$ (404.7)	$ 9.6	$ (239.6)
Basic and diluted net earnings (loss) per share in accordance with Canadian GAAP (in dollars)	$ (1.04)	$ (0.01)	$ (0.66)
Basic and diluted weighted average number of shares in accordance with Canadian GAAP (in millions)	381.8	381.8	336.1

Consolidated statements of earnings and comprehensive income (loss) under U.S. GAAP and Canadian GAAP:

Years ended December 31,	2010 U.S. GAAP	2010 Canadian GAAP	2009 U.S. GAAP	2009 Canadian GAAP	2008 U.S. GAAP	2008 Canadian GAAP
Sales	$ 1,228.6	$ 1,228.6	$ 1,223.5	$ 1,223.5	$ 1,866.7	$ 1,866.7
Operating expenses						
Cost of sales, excluding depreciation and amortization	1,113.6	1,113.6	1,037.6	1,037.6	1,611.8	1,611.8
Depreciation and amortization	119.3	119.2	146.6	146.4	165.8	165.8
Selling, general and administrative	43.4	43.4	44.8	44.8	46.9	46.9
Restructuring and change-of-control	25.3	25.3	17.9	17.9	30.1	30.1
Impairment and other closure costs	294.5	294.5	17.4	17.4	151.0	151.0
	1,596.1	1,596.0	1,264.3	1,264.1	2,005.6	2,005.6
Operating earnings (loss)	(367.5)	(367.4)	(40.8)	(40.6)	(138.9)	(138.9)
Interest expense, net	(72.0)	(72.0)	(69.3)	(69.3)	(75.0)	(75.0)
Gain on cancellation of long-term debt	0.6	0.6	30.7	30.7	–	–
Foreign exchange gain (loss) on long-term debt	27.6	27.6	75.3	75.3	(82.2)	(82.2)
Other income (expense), net	(3.2)	(3.2)	(29.1)	(29.1)	(13.6)	(16.0)
Earnings (loss) before income taxes	(414.5)	(414.4)	(33.2)	(33.0)	(309.7)	(312.1)
Income tax recovery	(16.3)	(16.3)	(27.6)	(28.3)	(90.7)	(91.8)
Net earnings (loss) before non-controlling interest – Canadian GAAP	N/A	(398.1)	N/A	(4.7)	N/A	(220.3)
Non-controlling interest – Canadian GAAP	N/A	1.3	N/A	1.2	N/A	(0.8)
Net earnings (loss)	(398.2)	(396.8)	(5.6)	(3.5)	(219.0)	(221.1)
Net (earnings) loss attributable to non-controlling interest – U.S. GAAP	1.3	N/A	1.2	N/A	(0.8)	N/A
Net earnings (loss) attributable to the company – U.S. GAAP	$ (396.9)	$ N/A	$ (4.4)	$ N/A	$ (219.8)	$ N/A
Other comprehensive income (loss), before non-controlling interest – Canadian GAAP	N/A	(7.9)	N/A	12.5	N/A	(18.5)
Other comprehensive income (loss), net of taxes – U.S. GAAP	$ 6.7	$ N/A	$ (6.9)	$ N/A	$ 14.6	$ N/A
Other comprehensive loss attributable to non-controlling interest	(0.1)	–	0.6	0.6	–	–
Comprehensive income (loss) – Canadian GAAP	N/A	(404.7)	N/A	9.6	N/A	(239.6)
Comprehensive income (loss) attributable to the company – U.S. GAAP	(390.3)	N/A	(10.7)	N/A	(205.2)	N/A
Basic and diluted net earnings (loss) per share (in dollars)	$ (1.04)	$ (1.04)	$ (0.01)	$ (0.01)	$ (0.65)	$ (0.66)
Weighted average common shares outstanding (in millions)	381.8	381.8	381.8	381.8	336.1	336.1

Amounts expressed in millions of Canadian dollars, except where otherwise stated

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheets components from U.S. GAAP to Canadian GAAP:

As at December 31,	2010	2009
Prepaids and other – U.S. GAAP	$ 27.7	$ 25.2
Tax effect of employee future benefits adjustment (c)	(0.9)	–
Deferred financing costs (d)	(0.1)	–
Prepaids and other – Canadian GAAP	$ 26.7	$ 25.2
Property, plant and equipment – U.S. GAAP	$ 1,285.6	$ 1,664.7
Foreign exchange gain on hedge of net investment, net of amortization (b)	(2.1)	(2.2)
Property, plant and equipment – Canadian GAAP	$ 1,283.5	$ 1,662.5
Other assets – U.S. GAAP	$ 27.0	$ 38.0
Employee future benefits (c)	35.4	35.2
Tax effect of employee future benefits adjustment	–	(1.9)
Deferred financing costs (d)	(10.0)	(6.6)
Non-controlling interest deficit (a)	20.1	18.0
Other assets – Canadian GAAP	$ 72.5	$ 82.7
Accounts payable and accrued liabilities – U.S. GAAP	$ 171.6	$ 173.3
Employee future benefits (c)	(2.5)	–
Accounts payable and accrued liabilities – Canadian GAAP	$ 169.1	$ 173.3
Long-term debt – U.S. GAAP	$ 783.9	$ 774.6
Deferred financing costs (d)	(10.1)	(6.6)
Long-term debt – Canadian GAAP	$ 773.8	$ 768.0
Employee future benefits – U.S. GAAP	$ 269.1	$ 294.6
Employee future benefits (c)	(36.8)	(59.0)
Employee future benefits – Canadian GAAP	$ 232.3	$ 235.6
Future income taxes – U.S. GAAP	$ 11.4	$ 22.8
Tax effect of employee future benefits adjustment	27.4	31.4
Tax effect of other adjustments	(9.1)	(9.1)
Future income taxes – Canadian GAAP	$ 29.7	$ 45.1
Equity – U.S. GAAP	$ 403.4	$ 795.6
Foreign exchange gain on hedge of net investment, net of amortization (b)	(2.1)	(2.2)
Employee future benefits (c)	74.7	94.2
Tax effect of employee future benefits adjustment	(28.3)	(33.3)
Tax effect of other adjustments	9.1	9.1
Non-controlling interest deficit (a)	20.1	18.0
Equity – Canadian GAAP	$ 476.9	$ 881.4

Amounts expressed in millions of Canadian dollars, except where otherwise stated

The following table provides a reconciliation of AOCI from U.S. GAAP to Canadian GAAP:

As at December 31,	2010	2009
Accumulated other comprehensive income (loss) – U.S. GAAP	$ (46.1)	$ (52.7)
Employee future benefits (b)	46.4	60.9
Accumulated other comprehensive income (loss) – Canadian GAAP	$ 0.3	$ 8.2

Consolidated balance sheets under U.S. GAAP and Canadian GAAP:

As at December 31,	2010		2009	
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Assets				
Current assets				
Cash and cash equivalents	$ 95.4	$ 95.4	$ 83.1	$ 83.1
Accounts receivable	120.6	120.6	101.5	101.5
Inventories	139.9	139.9	178.3	178.3
Prepaids and other	27.7	26.7	25.2	25.2
	383.6	382.6	388.1	388.1
Property, plant and equipment	1,285.6	1283.5	1,664.7	1,662.5
Other assets	27.0	72.5	38.0	82.7
	$ 1,696.2	$ 1,738.6	$ 2,090.8	$ 2,133.3
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$ 171.6	$ 169.1	$ 173.3	$ 173.3
Current portion of long-term debt	27.0	27.0	1.0	1.0
	198.6	196.1	174.3	174.3
Long-term debt	783.9	773.8	774.6	768.0
Employee future benefits	269.1	232.3	294.6	235.6
Other long-term obligations	20.2	20.2	13.4	13.4
Future income taxes	11.4	29.7	22.8	45.1
Deferred credits	9.6	9.6	15.5	15.5
	1,292.8	1,261.7	1,295.2	1,251.9
Equity				
Shareholders' equity				
Common stock	1,035.0	1,035.0	1,035.0	1,035.0
Additional paid-in capital	16.6	16.6	16.4	16.4
Retained earnings (deficit)	(582.0)	(575.0)	(185.1)	(178.2)
Accumulated other comprehensive income (loss)	(46.1)	0.3	(52.7)	8.2
	423.5	476.9	813.6	881.4
Non-controlling interest (deficit)	(20.1)	–	(18.0)	–
	403.4	476.9	795.6	881.4
	$ 1,696.2	$ 1,738.6	$ 2,090.8	$ 2,133.3

Amounts expressed in millions of Canadian dollars, except where otherwise stated

(a) Non-controlling Interest

Under U.S. GAAP, non-controlling interest's equity or deficit is reported as a separate component within equity of the consolidated balance sheet and consolidated net earnings (loss) and other comprehensive income (loss) attributable to the company and the non-controlling interest is clearly identified and presented on the face of the consolidated statements of earnings (loss), comprehensive income (loss), and equity. Under Canadian GAAP, the company includes non-controlling interest's equity or deficit in *Other assets* and the non-controlling interest's share of earnings or loss is excluded from consolidated net earnings (loss).

(b) Foreign Exchange on Hedge of Net Investment

Under U.S. GAAP, the foreign exchange gain on a hedge of a net investment is recognized in earnings and, accordingly, the net investment acquired is not reduced by the amount of the gain. Under Canadian GAAP, the company designated a forward contract as a hedge of the purchase price on the acquisition of the Snowflake newsprint mill, and accounted for the respective foreign exchange gain as a reduction of the net investment.

(c) Employee Future Benefits

U.S. GAAP requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and requires that changes in that funded status in the year in which the changes occur be recorded in other comprehensive income (loss). As a result, as amounts that relate to the funded status are recognized in earnings through pension expense, the amounts are reclassified out of accumulated other comprehensive income (loss). Canadian GAAP does not require recognition of the overfunded or underfunded status of a defined benefit post-retirement plan. There is no GAAP difference between U.S. and Canada in the determination of pension and other employee future benefits expense.

RECONCILIATION OF THE FUNDED STATUS OF THE BENEFIT PLANS TO THE AMOUNTS IN THE CONSOLIDATED BALANCE SHEETS IN ACCORDANCE WITH CANADIAN GAAP

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2010 and 2009 in accordance with Canadian GAAP. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets, in accordance with Canadian GAAP, with the difference representing the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a key element of the Canadian GAAP pension accounting. This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

	Pension benefit plans		Other benefit plans	
	2010	2009	2010	2009
Accrued benefit obligation at end of year	$ 379.4	$ 360.7	$ 154.5	$ 189.3
Fair value of plan assets at end of year	246.4	241.6	–	–
Funded status deficit, recognized in the U.S. GAAP consolidated balance sheets	(133.0)	(119.1)	(154.5)	(189.3)
Unrecognized prior service (credits) costs	4.2	4.7	(36.2)	(18.5)
Unrecognized actuarial (gains) losses	108.7	92.8	(2.2)	15.1
Accrued benefit obligation recognized in the Canadian GAAP consolidated balance sheets	$ (20.1)	$ (21.6)	$ (192.9)	$ (192.7)

Amounts expressed in millions of Canadian dollars, except where otherwise stated

CLASSIFICATION OF ACCRUED OBLIGATIONS IN ACCORDANCE WITH CANADIAN GAAP

The accrued benefit obligation determined in accordance with Canadian GAAP is included in the company's balance sheet as follows:

	Pension benefit plans		Other benefit plans	
	2010	2009	2010	2009
Other assets	$ 35.6	$ 35.4	$ –	$ –
Accounts payable and accrued liabilities	(9.4)	(6.8)	(6.9)	(7.3)
Employee future benefits	(46.3)	(50.2)	(186.0)	(185.4)
Accrued benefit obligation recognized in the consolidated balance sheets	$ (20.1)	$ (21.6)	$ (192.9)	$ (192.7)

(d) Deferred Financing Costs

Under U.S. GAAP, debt issue costs are reported on the balance sheet as deferred charges in *Other assets.* Under Canadian GAAP, debt issue costs related to the company's senior notes are netted against the carrying value of long-term debt on the consolidated balance sheet.

COMPARATIVE REVIEW

CONSOLIDATED BALANCE SHEETS

Years ended December 31,
(In millions of Canadian dollars)

	2010	2009	2008	2007	2006
Assets					
Current assets					
Cash and cash equivalents	$ 95.4	$ 83.1	$ 5.0	$ –	$ 35.5
Accounts receivable	120.6	101.5	221.7	213.1	277.9
Inventories	139.9	178.3	211.4	231.9	241.2
Prepaids and other	27.7	25.2	32.8	40.7	10.5
	383.6	388.1	470.9	485.7	565.1
Property, plant and equipment	1,285.6	1,664.7	1,854.4	1,912.8	2,023.1
Other assets	27.0	38.0	65.0	36.0	27.3
	$ 1,696.2	$ 2,090.8	$ 2,390.3	$ 2,434.5	$ 2,615.5
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 171.6	$ 173.3	$ 269.4	$ 268.2	$ 292.1
Current portion of long-term debt	27.0	1.0	75.8	1.2	1.8
	198.6	174.3	345.2	269.4	293.9
Long-term debt	783.9	774.6	894.1	799.0	857.7
Employee future benefits	269.1	294.6	263.2	306.8	309.1
Other long-term obligations	20.2	13.4	13.3	26.9	23.1
Future income taxes/deferred credits	21.0	38.3	67.9	144.4	232.2
	1,292.8	1,295.2	1,583.7	1,546.5	1,716.0
Equity					
Shareholders' equity					
Common stock	1,035.0	1,035.0	1,035.0	913.9	913.6
Additional paid-in-capital	16.6	16.4	14.6	12.1	9.3
Retained earnings (deficit)	(582.0)	(185.1)	(180.7)	39.1	75.6
Accumulated other comprehensive income (loss)	(46.1)	(52.7)	(46.4)	(61.0)	(83.4)
	423.5	813.6	822.5	904.1	915.1
Non-controlling interest (deficit)	(20.1)	(18.0)	(15.9)	(16.1)	(15.6)
	403.4	795.6	806.6	888.0	899.5
	$ 1,696.2	$ 2,090.8	$ 2,390.3	$ 2,434.5	$ 2,615.5

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,

(In millions of Canadian dollars)	2010	2009	2008	2007	2006
Sales	$ 1,228.6	$ 1,223.5	$ 1,866.7	$ 1,721.5	$ 1,855.0
Operating expenses					
Cost of sales, excluding					
depreciation and amortization	1,113.6	1,037.6	1,611.8	1,570.7	1,604.6
Depreciation and Amortization	119.3	146.6	165.8	176.4	183.7
Selling, general and administrative	43.4	44.8	46.9	48.3	62.2
Restructuring and change-of-control	25.3	17.9	30.1	64.7	–
Impairment	294.5	17.4	151.0	–	23.4
	1,596.1	1,264.3	2,005.6	1,860.1	1,873.9
Operating earnings (loss)	(367.5)	(40.8)	(138.9)	(138.6)	(18.9)
Interest expense, net	(72.0)	(69.3)	(75.0)	(70.7)	(73.5)
Gain on cancellation of long-term debt	0.6	30.7	–	–	–
Foreign exchange gain (loss) on long-term debt	27.6	75.3	(82.2)	103.9	(1.0)
Other income (expense), net	(3.2)	(29.1)	(13.6)	(26.1)	12.7
Earnings (loss) before income taxes	(414.5)	(33.2)	(309.7)	(131.5)	(80.7)
Income tax recovery	(16.3)	(27.6)	(90.7)	(95.1)	(55.0)
Net earnings (loss)	(398.2)	(5.6)	(219.0)	(36.4)	(25.7)
Net (earnings) loss attributable					
to non-controlling interest	1.3	1.2	(0.8)	(0.1)	(1.5)
Net earnings (loss) attributable to the Company	$ (396.9)	$ (4.4)	$ (219.8)	$ (36.5)	$ (27.2)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

(In millions of Canadian dollars)	2010	2009	2008	2007	2006
Cash flows provided (used) by:					
Operations					
Net earnings (loss)	$ (398.2)	$ (5.6)	$ (219.0)	$ (36.4)	$ (25.7)
Items not requiring (providing) cash					
Depreciation and amortization	119.3	146.6	165.8	176.4	183.7
Impairment and other closure costs	294.5	17.4	151.0	–	23.4
Future income taxes	(16.1)	(26.6)	(92.4)	(95.8)	(57.1)
Foreign exchange loss (gain)					
on long-term debt	(27.6)	(75.3)	82.2	(103.9)	0.3
Gain on cancellation of long-term debt	(0.6)	(30.7)	–	–	–
Employee future benefits, expense					
over (under) cash contributions	(2.4)	4.3	2.9	6.7	6.4
Increase (decrease) in other					
long-term obligations	(4.2)	(0.5)	(5.1)	7.5	0.9
Loss (gain) on disposal of property,					
plant and equipment	(7.2)	3.9	(0.4)	13.6	(1.1)
Other	10.9	4.6	(13.5)	5.8	5.9
Changes in non-cash working capital	(12.5)	65.5	6.6	23.4	(9.5)
Cash flows provided (used) by operations	(44.1)	103.6	78.1	(2.7)	127.2
Investing					
Acquisition of Snowflake newsprint mill	–	–	(172.2)	–	–
Additions to property, plant and equipment	(11.2)	(11.5)	(41.9)	(85.8)	(93.2)
Proceeds from sale of property, plant and equipment	7.9	4.5	2.2	6.5	3.5
Proceeds from termination of interest rate swaps	–	–	7.6	–	–
Purchase price adjustment	–	–	–	–	4.3
Decrease (increase) in other assets	(1.2)	4.1	(1.0)	(4.4)	(0.4)
Cash flows provided (used) by investing activities	(4.5)	(2.9)	(205.3)	(83.7)	(85.8)
Financing					
Issue of shares, net of share issue costs	–	–	121.1	0.3	–
Increase (decrease) in revolving					
loan and loan payable	(14.5)	(45.6)	60.1	47.0	(5.5)
Repayment of revolving operating loan	–	–	(47.1)	–	–
Repayment of long-term debt	–	(75.7)	–	–	–
Proceeds from long-term debt	–	95.0	–	–	–
Proceeds on issuance of Class B					
senior secured notes	98.4	–	–	–	–
Note exchange costs	(8.3)	(2.2)	–	–	–
Proceeds on termination of debt					
foreign currency contracts	–	34.7	–	–	–
Settlement on purchase of debt securities	(9.2)	(26.9)	–	–	–
Deferred financing costs	(4.5)	(0.9)	(5.5)	–	–
Increase (decrease) in other long-term debt	(1.0)	(1.0)	3.6	3.6	(0.4)
Cash flows provided (used) by financing activities	60.9	(22.6)	132.2	50.9	(5.9)
Cash and cash equivalents,					
increase (decrease) in the year	12.3	78.1	5.0	(35.5)	35.5
Cash and cash equivalents, beginning of year	83.1	5.0	–	35.5	–
Cash and cash equivalents, end of year	$ 95.4	$ 83.1	$ 5.0	$ –	$ 35.5

OTHER FINANCIAL AND OPERATIONAL INFORMATION

Years ended December 31,

(In millions of Canadian dollars, except where otherwise stated)	2010	2009	2008	2007	2006
Selected financial information					
EBITDA [1, 10]	$ 46.3	$ 123.2	$ 177.9	$ 37.8	$ 188.2
EBITDA margin [2]	3.8%	10.1%	9.5%	2.2%	10.1%
Weighted average common shares outstanding (in millions)	381.8	381.8	336.1	214.7	214.6
Basic and diluted earnings (loss) per share (in dollars)	$ (1.04)	$ (0.01)	$ (0.65)	$ (0.17)	$ (0.13)
Working capital [3]	$ 212.0	$ 214.8	$ 201.5	$ 217.5	$ 273.0
Current assets to current liabilities [3]	1.93	2.23	1.36	1.80	1.92
Total debt to total capitalization [4, 5]	66%	49%	54%	47%	48%
Net debt to net capitalization [6, 7]	63%	46%	54%	47%	47%
Common shares outstanding at end of year (in millions)	381.8	381.8	381.8	214.7	214.6
Book value per share (in dollars)	$ 1.06	$ 2.08	$ 2.11	$ 4.14	$ 4.19
Average spot rate (US$/CDN$) [8]	0.971	0.876	0.938	0.930	0.882
Share prices					
High	$ 0.44	$ 0.44	$ 1.78	$ 4.31	$ 3.60
Low	0.09	0.08	0.24	1.19	2.40
Close	0.24	0.20	0.30	1.57	3.55
Benchmark prices [9]					
SC-A paper, 35 lb. (US$ per ton)	$ 765	$ 798	$ 866	$ 753	$ 788
LWC paper, No. 5, 40 lb. (US$ per ton)	790	808	960	786	836
Telephone directory paper, 22.1 lb. (US$ per ton)	670	758	750	740	721
Newsprint 48.8 gsm, average West Coast delivery (US$ per tonne)	578	546	687	579	649
NBSK pulp, China delivery (US$ per tonne)	821	578	683	730	621
White-top linerboard, 42 lb., Eastern U.S. delivery (US$ per ton)	N/A	N/A	750	697	673
Sales (000 tonnes)					
Specialty printing papers	867	897	1,081	1,055	990
Newsprint	491	488	602	496	699
Pulp	277	110	507	603	626

1   EBITDA is a non-GAAP measure. Refer to the *Non-GAAP measures* section in Management's Discussion and Analysis.

2   EBITDA margin is defined as EBITDA as a percentage of sales.

3   Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.

4   Total debt comprises long-term debt, including current portion.

5   Total capitalization comprises total debt and shareholders' equity.

6   Net debt comprises total debt less cash on hand.

7   Net capitalization comprises net debt and shareholders' equity.

8   Average spot rate is the average Bank of Canada noon spot rate over the reporting period.

9   Benchmark selling prices are sourced from RISI.

10 For EBITDA before specific items, refer to the *Non-GAAP measures* section in Management's Discussion and Analysis.

CORPORATE INFORMATION

CORPORATE OFFICE

CATALYST PAPER CORPORATION
2nd Floor, 3600 Lysander Lane
Richmond, B.C. V7B 1C3
604-247-4400
Visit us online at **www.catalystpaper.com**

NANAIMO OFFICE
201 65 Front Street
Nanaimo, B.C. V9R 5H9
250-734-8000

OPERATIONS

CROFTON MILL
PO Box 70
Crofton, B.C. V0R 1R0
Tel: 250-246-6100

PORT ALBERNI MILL
4000 Stamp Avenue
Port Alberni, B.C. V9Y 5J7
Tel: 250-723-2161

POWELL RIVER MILL
5775 Ash Avenue
Powell River, B.C. V8A 4R3
Tel: 604-483-3722

SNOWFLAKE MILL
277 Spur North
PO Box 128
Snowflake, AZ 85937 USA
Tel: 928-536-4314

SURREY DISTRIBUTION CENTRE
10555 Timberland Road
Surrey, B.C. V3V 3T3
Tel: 604-953-0373

INVESTOR INFORMATION

Annual Meeting

The annual meeting of shareholders will be held on Thursday, April 28, 2011 at 2 p.m. at the Delta Vancouver Airport Hotel in Richmond, British Columbia.

Transfer Agent and Registrar

CIBC MELLON TRUST COMPANY
at its principal offices in Vancouver and Toronto.

Auditors

KPMG LLP
Vancouver, B.C.

Share Information

Common Shares
(symbol: CTL)
The Toronto Stock Exchange

Investor Relations Contacts

BRIAN BAARDA
Vice-President, Finance and
Chief Financial Officer
Tel: 604-247-4710

LYN BROWN
Vice-President, Corporate Relations
and Social Responsibility
Tel: 604-247-4713

Annual and Quarterly Reports

For copies of annual and
quarterly reports contact:
Tel: 604-247-4011
Fax: 604-247-0546

SALES AND MARKETING CONTACTS

Catalyst Pulp and Paper Sales Inc.

2nd Floor
3600 Lysander Lane
Richmond, B.C. V7B 1C3

JIM BAYLES
Vice-President and General Manager
Newsprint, International Sales
Tel: 604-247-4766
Fax: 604-247-0526

SALLY CHAN
Director, Pulp Sales
Tel: 604-247-4733
Fax: 604-247-0526

Catalyst Paper (USA) Inc.

2101 4th Avenue, Suite 1950
Seattle, WA 98121 USA
Tel: 206-838-2070

TOM CROWLEY
Senior Vice-President,
Sales and Marketing
Tel: 206-838-2014
Fax: 206-838-2071

MATTHEW STAPLETON
Vice-President and General Manager
Specialty Papers
Tel: 206-838-2005
Fax: 206-838-2071

PAUL GORDON
Vice-President and General Manager
Directory Papers
Tel: 817-488-9258
Fax: 817-488-9258



BOARD OF DIRECTORS

BENJAMIN C. DUSTER IV, CHAIR
Atlanta, GA
Senior Advisor, Watermark Advisors

KEVIN J. CLARKE
Vancouver, B.C.
President and Chief Executive Officer,
Catalyst Paper Corporation

THOMAS S. CHAMBERS
Vancouver, B.C.
President, Senior Partner Services Ltd.

WILLIAM F. DICKSON
Vancouver, B.C.
Corporate Director

DOUGLAS P. HAYHURST
Vancouver, B.C.
Corporate Director

DENIS JEAN
Lac Megantic, QC
Corporate Director

JEFFREY G. MARSHALL
Niagara on the Lake, ON
Chairman, Smith Marshall

ALAN B. MILLER
New York, NY
Senior Counsel, Weil Gotshal and Manges LLP

P. GEOFFREY PLANT
Vancouver, B.C.
Partner, Heenan Blaikie LLP

M. DALLAS ROSS
Vancouver, B.C.
Partner and Founder, Kinetic Capital Partners

OFFICERS

KEVIN J. CLARKE
President and Chief Executive Officer

DAVID ADDERLEY
Vice-President and General Counsel

BRIAN BAARDA
Vice-President, Finance and
Chief Financial Officer

STEVE BONIFERRO
Senior Vice-President,
Human Resources

LYN BROWN
Vice-President, Corporate Relations
and Social Responsibility

TOM CROWLEY
Senior Vice-President,
Sales and Marketing

BRIAN JOHNSTON
Vice-President, Operations

ROBERT H. LINDSTROM
Vice-President, Supply Chain,
Energy and Information Technology

PETER M. STAIGER
Vice-President and Treasurer

ROBERT L. STEPUSIN
Senior Vice-President, Business Improvement

Designed and produced by **smith** + associates
www.smithandassoc.com
Please recycle

Catalyst

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, B.C. V7B 1C3
604-247-4400
www.catalystpaper.com

PAPER FACTS

inside pages (281 g)

Inputs	
Raw Fibre (g)	492
% certified sources	100
Filler (g)	45
Water (l)	24.0
Work (person-secs)	1.7
Energy (cal)	2,190
% renewable	87
Emissions	
Greenhouse gas (g)	66*
Air particulate (mg)	219
Effluent BOD (mg)	143
Solid waste (cm^3)	17

* Sage – offset to zero

Production Notes

The inside pages of this report are printed on Catalyst's new 74.0 gsm basis weight uncoated free sheet (UFS) paper, produced at the Crofton mill. This product offers excellent opacity and is designed for use in publishing, direct mail marketing, and general commercial printing.

Catalyst's UFS product is available under our Sage program, meaning it is certified (Programme for the Endorsement of Forest Certification) as containing 100% fibre from sustainably managed forests, that there were no net carbon emissions during its manufacture, and that detailed mill-level environmental performance data are available via GreenBlue's Environmental Paper Assessment Tool (EPAT).

The Paper Facts label at left identifies the inputs and emissions associated with this specific grade of paper calculated on a per-report basis. Catalyst customers can use the online Paper Calculator at http://catalystpaper.com/calculator to identify inputs and emissions associated with their own purchases and to compare them to typical North American paper products.

The report was printed by Blanchette Press, Richmond, British Columbia, using inks that comply with CONEG regulations for heavy metal content and are formulated to contain vegetable-derived raw materials, including soya, canola and linseed oils as well as resins derived from pine and fir tree gum.